INFORMATION STATEMENT

African Development Bank

The African Development Bank (the “Bank” or “ADB”) intends from time to time to issue debt securities (the “Securities”) with maturities and on terms related to market conditions at the time of sale. The Securities may be sold to dealers or underwriters, who may resell the Securities in public offerings or otherwise. In addition, the Securities may be sold by the Bank directly or indirectly through agents.

The specific aggregate principal amount, status, maturity, interest rate, or interest rate formula and dates of payment of interest, purchase price to be paid to the Bank, any terms for redemption or other special terms, currency or currencies, form and denomination of Securities, information as to stock exchange listings and the names and any compensation of the dealers, underwriters or agents in connection with the sale of the Securities being offered at a particular time (“Offered Securities”) will be set forth or referred to in a prospectus, offering circular, information memorandum, supplemental information statement, or pricing supplement, together with the terms of offering of the Offered Securities.

Securities issued by the Bank are not required to be registered under the U.S. Securities Act of 1933, as amended. Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”). The Securities have not been approved or disapproved by the Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Information Statement. Any representation to the contrary is a criminal offence in the United States of America.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus, offering circular, information memorandum, or supplemental information statement or pricing supplement prepared in connection with the issuance of Offered Securities will refer to this Information Statement for a description of the Bank and its financial condition and results of operation, until a new information statement is issued.

30 August 2016

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AVAILABILITY OF INFORMATION

The Bank will provide additional copies of this Information Statement and other information with respect to the Bank, including the Agreement Establishing the African Development Bank, as amended (the “Agreement” or the “Bank Agreement”) and its annual report to the Boards of Governors, upon request. Written or telephone requests may be directed to the Bank’s address at Immeuble Siege, 6 Avenue Joseph Anoma, Plateau, 01 BP 1387, Abidjan 01, Côte d’Ivoire, Attention: The Treasurer, telephone +225-20-26-20-28, facsimile +225-20-24-21-55. The Information Statement is also available on the Bank’s website (http://www.afdb.org). The annual report and the documents and information on the Bank’s website are not intended to be incorporated by reference in this Information Statement.

In the United States, this Information Statement is to be filed with the U.S. Securities and Exchange Commission (the ‘‘SEC’’) electronically through the EDGAR system and will be available at the website address http://www.sec.gov/edgarhp.htm. The Bank has also filed unaudited quarterly financial statements with the SEC. These filings are also available electronically through the EDGAR system.

The issuance of this Information Statement or any prospectus, offering circular, information memorandum, supplemental information statement, pricing circular and the offering and sale of Securities are not a waiver by the Bank or by any of its members, Governors, Directors, Alternates, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement, or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved.

The Bank uses a unit of account (the “Unit of Account” or “UA”) equivalent to the IMF’s Special Drawing Right (SDR) as its reporting currency. The value of the SDR, which may vary from day to day, is currently computed daily in U.S. dollars by the IMF. Except as otherwise specified, all amounts in this Information Statement and any prospectus, offering circular, information memorandum, supplemental information statement or pricing supplement are expressed in UA. Currencies have been translated into UA at the rates of exchange used by the Bank and prevailing on the last day of the period presented. In certain instances, amounts in UA have also been presented in U.S. dollars at the conversion rates set forth below. Such presentations are made solely for convenience and should not be construed as a representation that the UA actually represents, has been or could be converted into U.S. dollars at these or any other rates.

In recent years, there have been significant changes in the relative values of the U.S. dollar and the component currencies of the UA. The Bank makes no representation that would indicate that the U.S. dollar or any other currency accurately reflects the historical financial performance or present financial condition of the Bank. Exchange rates used by the Bank for converting UA into U.S. dollars are as follows:

As at 31 December

	2015	2014	2013	2012	2011
Rate of 1 UA = US$	1.38573	1.44881	1.54000	1.53692	1.53527

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LIST OF ABBREVIATIONS AND ACRONYMS

ADB	African Development Bank
ADF	African Development Fund
CEAS	Cumulative Exchange Adjustment on Subscriptions
DAC	Development Assistance Committee
ECP	Euro Commercial Programme
EDGAR	Electronic Data-Gathering, Analysis & Retrieval System
GCI-IV	Fourth General Capital Increase
GCI-V	Fifth General Capital Increase
GCI-VI	Sixth General Capital Increase
GDIF	Global Debt Issuance Facility
HIPC	Heavily Indebted Poor Countries IAS
International Accounting Standard
IMF	International Monetary Fund
NTF	Nigeria Trust Fund
OECD	Organization for Economic Cooperation and Development
PSO	Private Sector Operations
RMC	Regional Member Countries
SDR	Special Drawing Right
SEC	Securities and Exchange Commission
UA	Unit of Account

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SUMMARY INFORMATION

(All numerical data are as of 31 December 2015, except as otherwise indicated.)

General

The Bank is a regional multilateral development institution established in 1963. The Bank’s membership consists of 54 African states (the “regional member countries” or “RMCs”) and 26 non-African states (the “non-regional member countries”).

The central goal of the Bank’s activities is promoting sustainable economic growth and reducing poverty in Africa. The Bank provides financing for a broad range of development projects and programmes. In addition, it provides policy-based loans and equity investments, finances non-publicly guaranteed private sector loans, offers technical assistance for projects and programmes that provide institutional support, promotes the investment of public and private capital, and responds to requests for assistance in coordinating RMC development policies and plans. National and multinational projects and programmes that promote regional economic cooperation and integration are also given high priority. The Bank's 2013-2022 strategy focuses on achieving inclusive growth and to help Africa gradually transition to green growth. The strategy is built around five core operational priorities, specifically infrastructure development, regional integration, private sector development, governance, skills and technology. To accelerate the delivery on the Ten-Year Strategy and advance the transformation of Africa, the Bank decided in 2015 to place a sharper focus on five priority areas known as “The High 5s”. These are: Light up and Power Africa, Feed Africa, Industrialize Africa, Integrate Africa, and Improve the quality of life for the people of Africa.

The Bank’s capital stock is owned by its member countries. On 27 May 2010, at its forty-sixth Annual Meeting, the Board of Governors adopted Resolution B/BG/ 2010/08 authorising the Sixth General Capital Increase (GCI-VI). Under the capital structure of the Bank, the share in the Bank’s overall share capital of regional member countries is 60 percent and that of non-regional member countries is 40 percent. As of 31 December 2015, the authorised capital of the Bank was UA 66,975 million.

Assets

Loan Portfolio – The Bank’s principal asset is its portfolio of loans. The Bank makes loans to its Regional Member Countries and to public sector enterprises guaranteed by the government. Loans are also extended to private sector enterprises without government guarantee. It is the general policy of the Bank for sovereign lending that each loan to an entity other than a government should carry the guarantee of the government within whose jurisdiction the financed project lies. Loans may be granted to eligible private sector entities without a government guarantee. Generally such loans are secured by collateral. As at 31 December 2015, cumulative loans and grants signed, net of cancellations, amounted to UA 34.47 billion, UA 2.23 billion higher from last year while total disbursed and outstanding loans, before the accumulated provision for impairment, were UA 13,070 million, an increase of UA 423 million over the UA 12,647 million outstanding as at the end of 2014. Although the Bank experiences delays in payments on some of its loans, the Bank expects that sovereign guaranteed loans will eventually be paid and such delays will only affect the timing of the cash flows on the loans. Delays in cash flows are taken into consideration in the determination of impairment on loans and charges receivable. Prior to 1 January 2005, the Bank placed in non-accrual status all loans to, or guaranteed by a member country, if principal, interest or other charges with respect to any such loan were overdue by six months or more. Upon the adoption of the revised IAS 39 on 1 January 2005, the Bank no longer places loans in non-accrual status. Interest and charges are accrued on all loans including those in arrears. The revised standard requires that both principal and charges receivable on loans be assessed for impairment using the incurred loss model. Cumulative amounts that had previously been non-accrued as a result of the former non-accrual policy amounting to UA 526.13 million (net of provision) were transferred to reserves on 1 January 2005.

Liquidity – The Bank holds sufficient liquid assets to secure the continuity of normal operations even in the unlikely event that it is unable to obtain additional resources from the capital markets for one year. To achieve this, the Bank computes a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The liquidity policy sets the PML as the Bank’s projected net cash requirements for a one year horizon and computed quarterly as the sum of (1) one year net loan disbursements if greater than zero, (2) one year debt service requirements, (3) the loan equivalent value of signed guarantees, and (4) undisbursed equity investments. The maximum level of liquidity is determined by the Bank’s debt limits.

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Liabilities, Capital and Reserves

Liabilities – As at 31 December 2015, the Bank’s total borrowings (including subordinated debts of UA 223.09 million) amounted to UA 16,449.26 million. The Bank raises resources in cost-effective manner across markets to finance programs and projects in its regional member countries and meet its liquidity requirements. The capital adequacy framework approved by the Board of Directors adopted the use of a single debt to usable capital ratio to monitor the Bank’s leverage. The ratio caps the Bank’s total outstanding debt at 100 percent of usable capital. Usable capital comprises the equity of the Bank and the callable capital of its non-borrowing members rated A- or better. The Bank’s usable capital as of 31 December 2015 was UA 28.13 billion and its debt to usable capital ratio, a measure of the Bank’s financial leverage, was 58.48 percent.

Capital and Reserves –Subscriptions to the capital stock of the Bank are made up of initial subscriptions to the capital, a voluntary capital increase, a series of special capital increases and general increases of the capital. On 27 May 2010, the Board of Governors of the Bank approved the Sixth General Capital Increase (GCI-VI). GCI-VI increased the authorised capital of the Bank from 2,394,746 shares to 6,768,746 shares. The par value of one share of the Bank’s capital is UA 10,000. The newly created 4,374,000 GCI-VI shares are composed of paid-up shares (6 percent) and callable shares (94 percent). The shares are allocated to the regional and non-regional members such that, when fully subscribed, the regional members will hold 60 percent of the total stock of the Bank and non-regional members would hold the balance of 40 percent.

At 31 December 2015, of the Bank’s total subscribed capital of UA 65,482.50 million, an amount of UA 4,884.41 million (7.46 percent) represented the paid-up portion and UA 60,598.09 million (92.54 percent) was callable. The portion of paid-up capital for which the Bank has received payment, referred to as paid-in capital, amounted to UA 3,727.70 million as at 31 December 2015.

At 31 December 2015, the callable capital of the Bank’s 26 non-borrowing member countries was UA 24,428.33 million, which represented 148.51 percent of the Bank’s total outstanding borrowings as of 31 December 2015. At 31 December 2015, the callable capital of the Bank’s 19 industrialised member countries that are also members of the Development Assistance Committee (“DAC”) of the Organisation for Economic Cooperation and Development (“OECD”) (Austria, Belgium, Canada, Denmark, Finland, France, Germany, Italy, Japan, Luxembourg, the Netherlands, Norway, Portugal, Republic of Korea, Spain, Sweden, Switzerland, the United Kingdom, and the United States) was UA 22,830.89 million, representing 138.80 percent of the Bank’s total outstanding borrowings as of 31 December 2015.

Under the Bank Agreement, the total amount outstanding in respect of the ordinary operations of the Bank (consisting of approved loans less cancellations and repayments, plus equity participations) shall not at any time exceed the total amount of its unimpaired subscribed capital, reserves, and surplus. Such total amount outstanding as at 31 December 2015 was UA 18,414.26 million and such total capital (net of the Cumulative Exchange Adjustment on Subscriptions (“CEAS”), reserves and surplus) was UA 68,234.91 million, resulting in a ratio of 27 percent. The ratio of disbursed and outstanding loans (including irrevocable commitments to pay undisbursed amounts) to equity was 201.70 percent. The Bank’s total equity (paid-in capital and reserves net of CEAS) also referred to as risk capital, amounted to UA 6,480.09 million. The risk capital utilization rate, which measures the amount of capital consumed by the Bank's activities, was 61 percent.

Profitability

Although profit maximisation is not a primary objective, the Bank has earned a profit in every year since it began operations in 1966. For 2015, income before transfers approved by the Board of Governors amounted to UA 93.16 million. The Bank does not distribute dividends to its shareholders. Under the Bank Agreement, reserves have first claim on net income. After a determination has been made regarding the amount to be retained in reserves, any remaining amount is allocated to (i) fulfil commitments or conditional undertakings approved by the Board of Governors (ii) a surplus account, and/or (iii) distributed to key initiatives.

Accounting Standards

The financial statements of the Bank are prepared in accordance with International Financial Reporting Standards (IFRS) (formerly International Accounting Standards) promulgated by the International Accounting Standards Board.

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Risk Management and Internal Control

The Bank seeks to minimise its exposure to risks that are not essential to its core business of providing development finance and related assistance. Accordingly the Bank’s risk management policies, guidelines and practices are designed to reduce exposure to interest rate, currency, liquidity, counterparty, legal and other operational risks while maximising the Bank’s capacity to assume credit risks to public and private sector clients, within its approved risk limits. The Bank’s risk management policies and practices are included in the notes to the financial statements.

Following the approval by the Board of Directors in 2004, the Bank established an Internal Control Unit (ICU) to implement, among other duties, the Committee of Sponsoring Organizations (COSO) control framework to regularly evaluate the effectiveness of its internal controls in all significant business operations. Management and the External Auditors issue an annual attestation on the effectiveness of the Bank’s internal controls over financial reporting as part of the annual audit process. The attestations at the end of 2015 are included elsewhere in this document.

The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement.

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SUMMARY OF SELECTED FINANCIAL DATA

(Amounts expressed in millions of UA)

	Years Ended 31 December
	2015	2014	2013 Restated	2012 Restated
Cash, Investments	9,606.87	7,748.32	7,039.57	7,368.96
Approved Loans less Cancellations:
Disbursed and outstanding	13,070.39	12,647.81	11,585.84	11,014.31
Undisbursed(1)	4,640.60	3,751.22	4,490.13	4,463.23
Outstanding Borrowings:
Total	16,449.26	14,375.95	12,947.44	13,278.80
Senior	16,226.17	13,886.62	12,485.24	12,518.00
Subordinated	223.09	489.33	462.20	760.80
Authorised Capital	66,975.05	66,975.05	66,975.05	66,975.05
Subscribed Capital and Reserves:
Paid-up capital	4,884.41	4,864.52	4,962.33	4,962.68
Callable capital	60,598.09	60,268,70	60,247.79	60,252.36
Total callable - non-borrowing members	24,428.33	24,344.14	24.036.69	26,442.36
Total callable - members of the DAC of the OECD	22,830.89	22,757.52	22,633.10	22,650.77
Total Reserves	2,921.25	2,815.32	2,856.88	2,667.44
Cash and Investments as a Percentage of
Undisbursed portion of approved loans	207.02%	206.55%	156.78%	165.20%
Outstanding borrowings	58.40%	53.90%	54.37%	55.50%
Disbursed and Outstanding Loans as a Percentage of
Subscribed Capital plus Reserves(2)(3)	19.15%	18.66%	17.06%	16.20%
Total Outstanding Borrowings as a Percentage of
Total callable capital	27.14%	23.85%	21.49%	22.00%
Callable capital of non-borrowing members	67.34%	59.05%	53.87%	50.20%
Callable capital of DAC members of OECD	72.05%	63.17%	57.21%	58.60%
Senior Debt as a Percentage of
Total callable capital	26.78%	23.04%	20.72%	20.80%
Callable capital of non-borrowing members	66.42%	57.04%	51.94%	47.30%
Callable capital of DAC members of OECD	71.07%	61.02%	55.16%	55.30%
Total Outstanding Borrowings as a Percentage of
Usable Capital:(4)	58.47%	52.09%	47.79%	49.88%
Total Reserves as a Percentage of
Disbursed and outstanding loans(3)	22.35%	22.26%	24.66%	24.20%
Total outstanding borrowings	17.76%	19.58%	22.07%	20.10%
Income before transfers approved by the Board of Governors	93.16	151.69	180.33	195.71
Weighted Average Interest Rate on:
Disbursed and Outstanding Loans for the Year	2.72%	2.82%	2.96%	3.47%
Weighted Average Cost of:
Debt contracted during the year	0.32%	0.21%	0.21%	0.58%
Outstanding borrowings(5)	1.08%	1.13%	1.46%	1.66%
Average Life of Outstanding Borrowings (Years)	4.0	4.9	4.4	4.02
Interest coverage ratio(6) (1.25x)(7)	1.56x	1.98x	1.94x	1.91x
Risk Capital Utilization Rate (RCUR)(8)	60.60%	61.20%	61.60%	58.00%

(1)	Excludes loans approved but unsigned.
(2)	Subscribed capital is net of the Cumulative Exchange Adjustment on Subscriptions.

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(3)	Net of the Special Reserve. Disbursed and outstanding loans include irrevocable reimbursement guarantees.
(4)	The Bank’s policy limits the debt to usable capital ratio to 100 percent.The usable capital is defined as the sum of paid in capital, reserves and callable capital from non-borrowing countries rated A- or better
(5)	The weighted average cost on borrowings excludes the MTM impact

(6)	Operating income plus interest expense, divided by interest expense.
(7)	Indicates the Bank’s target ratio.
(8)	The Bank’s policy limits the RCUR to 100 percent

The above information should be read in conjunction with the notes to the financial statements for the respective period and is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement.

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THE BANK

The Bank is a regional multilateral development institution with membership comprising 54 African states and 26 non-African states from the Americas, Asia, and Europe (the “regional members” and “non- regional members”, respectively). The Bank was established in 1963 and operates under the Agreement Establishing the African Development Bank signed in Khartoum, Sudan, on 4 August 1963. The Bank began operations in 1966 with 29 regional members. The Agreement was amended on 7 May 1982 to permit non-regional countries to be admitted as members. A list of the members at 31 December 2015 showing each member’s voting power and the amount of its subscription to the Bank’s capital stock is provided in Note N to the financial statements included herein. In conformity with the finding of the UN General Assembly, the membership of former Yugoslavia was formally suspended by the Board of Directors of the Bank (see Note N to the financial statements included herein).

On 30 May 2013 the Board of Governors approved a roadmap for an orderly and phased return of the Bank to Abidjan, Côte d’Ivoire in 2014. As a result, the Bank returned to its statutory Headquarters in Abidjan in 2014, after over 11 years of operating from the Temporary Relocation Agency in Tunisia.

The central goal of the Bank’s activities is promoting sustainable economic growth and reducing poverty in Africa. The Bank provides financing for a broad range of development projects and programmes. In addition, it provides policy-based loans and equity investments, finances non-publicly guaranteed private sector loans, offers technical assistance for projects and programmes that provide institutional support, promotes the investment of public and private capital, and responds to requests for assistance in coordinating RMC development policies and plans. National and multinational projects and programmes that promote regional economic cooperation and integration are also given high priority. The Bank's 2013-2022 strategy focuses on achieving inclusive growth and to help Africa gradually transition to green growth. The strategy is built around five core operational priorities, specifically infrastructure development, regional integration, private sector development, governance, skills and technology.

The Bank’s ordinary operations are financed from its ordinary capital resources. The ordinary capital resources include subscribed capital stock, borrowings by the Bank, loan repayments, income from loans, equity investments and guarantees and other funds and income received by the Bank in its ordinary operations. The capital stock of the Bank is divided into paid-up capital and callable capital. The Bank's paid-up capital is the amount of capital payable over a period specified in the Board of Governors' resolution approving the relevant Capital Increase. The callable capital is subject to call only as and when required by the Bank, to meet obligations incurred on funds borrowed or loans guaranteed.

In addition to its ordinary operations, the Bank administers the African Development Fund (the “ADF”), which provides loan financing on concessionary terms to RMCs that are in the greatest need of such financing. The ADF is legally and financially separate from the Bank, and the Bank is not liable for any obligations of the ADF. The Bank also administers, under separate agreements and arrangements, the Nigeria Trust Fund (the “NTF”) and several other special and trust funds. The resources of these special and trust funds are held, committed and otherwise disposed of entirely separately from the Bank’s ordinary capital resources (see Note V-3 and V-4 to the Financial Statements included herein).

MEMBERSHIP OF CERTAIN COUNTRIES

Information with respect to the membership and total subscription of certain member countries, including the United States, Japan, France, Germany, Switzerland and United Kingdom, is included on the inside back cover in copies of this Information Statement circulated in such respective countries.

GOVERNMENTAL APPROVAL OF BORROWINGS

As required by the Agreement, offerings of Securities will only be made in the currency or markets of a member country after the government of such member has consented to the raising of funds by the Bank and the issuance of Securities in such currency or markets and has agreed that the proceeds from the sale of securities may be exchanged for the currency of any other country without restriction.

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CAPITALISATION

General

The following table sets forth the outstanding borrowings, capital stock and reserves and net income of the Bank at 31 December 2015:

In UA million
Outstanding Borrowings(1)
Debt Payable in:
U.S. Dollar	10,631.77
Japanese Yen	1,246.41
Other currencies	4,571.70
Total debt (*)	16,449.88
Pre-issuance costs	(0.62)
Total Borrowing	16,449.26
Of which : Total Senior Debt (*)	16,226.17
Total Subordinated Debt (*)	223.09

Capital Stock and Reserves(2)
Authorised capital	66,975.05
Unsubscribed capital	1,492.54
Subscribed capital	65,482.50
Less: Callable capital	(60,598.09)
Paid-up capital	4,884.41
Shares to be issued upon payment of future instalment	(1,157.15)
Amount paid in advance	0.44
Amount in arrears	(0.02)
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(168.84)
Capital net of CEAS	3,558.84
Reserves and Net Income for the Year	2,921.24

Total Capital and Reserves	6,480.09

(1)	For a description of the Bank’s borrowing policies and the currency distributions and other details with respect to borrowings, as well as the effects of currency and interest rate swaps undertaken by the Bank on the currency composition and weighted average interest cost of the Bank’s payment obligations, see “Borrowings” and Note M to the financial statements included herein.

(2)	For a more complete description of subscriptions to the capital stock and voting power, see Note N to the financial statements included herein. For a more complete description of Reserves, see Note N to the financial statements included herein.

(*)        Figures are for Principal amount at face value

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Authorised Capital

The Bank’s original authorised capital stock of UA 250 million has been increased in line with the provisions of the Agreement, which provides that the authorised capital stock may be increased as and when the Board of Governors deems it advisable. The authorised capital stock of the Bank has undergone several increases recently. Three special capital increases were approved in 2008 (Resolution B/BG/2008/07), 2009 (Resolution B/BG/2009/05) and 2012 (Resolution B/BG/2012/04) to enable membership and subscription of shares by the Republic of Turkey, the Grand Duchy of Luxembourg and the Republic of South Sudan respectively.

In 2009, Canada and Korea responded favourably to the Bank’s need for expanded financial capacity pending decisions on a sixth General Capital Increase (GCI-VI) of the Bank by a temporary increase of their callable capital with no attached voting rights. The special capital increase adopted by Board of Governors Resolution B/BG/2010/02, brought the authorised capital of the Bank to UA 23,947 million. The Resolution provided for the retirement and cancellation of the temporary callable capital subscribed by Canada (UA 1.63 billion) and the Republic of Korea (UA 0.19 billion) upon the effectiveness of their respective subscriptions to a general capital increase and pursuant to authorization by the Board of Governors.

GCI-VI was approved by Board of Governors’ Resolution B/BG/2010/08, raising the authorised capital of the Bank from UA 23,947 million to UA 67,687 million, representing a 200 percent increase of the Bank’s authorised capital (excluding Canada and Korea’s temporary callable capital and special capital increases for Turkey and Luxembourg) with a paid-up capital of 6 percent. The new shares created under GCI-VI have been allocated to regional and non-regional members in such proportions that when fully subscribed, the regional would hold 60 percent of the total capital stock and the non-regional group 40 percent. Pursuant to due authorisation by resolutions of the Board of Governors, the temporary callable shares of Canada and Korea were cancelled in 2011 and 2012 respectively.

At 31 December 2015, the authorised capital stock of the Bank was UA 66,975.05 million.

Subscribed Capital

Member countries subscribe to the capital of the Bank by depositing an instrument of subscription. The subscription is deemed effective when the member country pays the first installment of the paid-up capital. The shares representing the paid-up portion are issued when the Bank receives the actual payments for such shares, while the entire callable shares are issued upon the payment of the first installment of the paid-up capital.

At 31 December 2015, total subscribed capital of the Bank amounted to UA 65,482.50 million of which, an amount of UA 4,884.41 million (7.46 percent) was paid-up capital and UA 60,598.09 million (92.54 percent) was callable capital.

The Agreement provides that shares of capital stock are to be issued at par value (UA 10,000 per share), unless the Board of Governors decides by a majority vote to issue them on other terms. The liability of the members is limited to the unpaid portion of the issue price of the shares. Shares are transferable only to the Bank.

Callable Capital

At 31 December 2015, the Bank’s total callable capital was UA 60,598.09 million. Of this amount, UA 24,428.33 million represented the callable capital of the Bank’s non-borrowing member countries. The callable capital of the 19 Bank members who are also members of the DAC of the OECD was UA 22,830.89 million.

Callable capital is that portion of the subscribed capital stock subject to call only as and when required by the Bank to meet its obligations on borrowing of funds for inclusion in its ordinary capital resources or guarantees chargeable to such resources. In the event of a call, payment must be made by the member countries concerned in gold, convertible currency or in the currency required to discharge the obligation of the Bank for which the call was made.

Calls on the callable capital are required to be uniform in percentage on all shares of capital stock, but obligations of the members to make payment upon such calls are independent of each other. The failure of one or more members to make payments on any such call would not excuse any other member from its obligation to make payment. Further calls can be made on non-defaulting members if necessary to meet the Bank’s obligations. However, no member could be required to pay more than the unpaid balance of its ordinary capital subscription. No call has ever been made on the callable capital of the Bank.

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Paid-up Capital

At 31 December 2015, the total paid-up capital stock of the Bank amounted to UA 4,884.41 million.

The Board of Governors determines the modes of payment for paid-up capital stock as well as the period over which payment is to be made. Prior to May 1981, all payments in respect of the paid-up capital were required to be made in convertible currencies. However, with respect to subscriptions under the capital increases authorised in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments: (i) five equal annual instalments, of which at least 50 percent is payable in convertible currency and the remainder in local currency; or (ii) five equal annual instalments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest bearing notes. Such notes were payable solely in convertible currency in ten equal annual instalments, commencing on the fifth anniversary of the first subscription payment date. Non-regional members were required to make their payments solely in convertible currencies.

For GCI-IV, regional members were required to make payment for their subscriptions as follows: (i) 50 percent in five equal annual instalments in cash in freely convertible currencies; and (ii) 50 percent by the deposit of five non-negotiable, non-interest-bearing notes of equal value denominated in UA and payable between the sixth and tenth year of subscription in convertible currencies according to a specific schedule. For non-regional members, payments were to be made in five equal annual instalments in their national currencies, if such currencies were freely convertible, or in notes denominated in convertible currencies and payable on demand.

For GCI-V, the paid-up portion of the shares were payable in eight equal and consecutive annual instalments, in convertible currencies.

For GCI-VI, the paid-up portion of the shares is to be paid in twelve equal and consecutive annual instalments for those members eligible to receive financing exclusively from the ADF, and in eight equal and consecutive annual instalments by all other members. Payments can only be made in convertible currencies. Shares representing the paid-up portion of subscriptions are only issued when the Bank receives actual payments for such shares.

The paid-in capital is the portion of the paid-up capital that has been actually received. As of 31 December 2015, the total paid-in capital of the Bank was 3,727.69 million made up of: (1) UA 3,612.21 million paid in convertible currencies, (2) UA 115.16 million paid in local currencies and (3) UA 0.31 million paid by the deposit of non-negotiable, non-interest bearing notes.

In accordance with the Bank’s Share Transfer Rules, shares for which payment has become due and remain unpaid are forfeited after 120 days from the due date and offered for subscription to member countries within the same membership group (i.e. regional or non-regional). As at 31 December 2015, arrears on subscription amounted to UA 0.02 million.

For a more complete description of subscriptions to capital stock, including amounts due but unpaid, and voting power of members, see Note N to the financial statements.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

At 31 December 2015, the Cumulative Exchange Adjustment on Subscriptions (‘‘CEAS’’) representing the translation difference on subscriptions was a negative UA 168.84 million. It should be noted that prior to GCI-IV, payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Furthermore, payments by regional and non-regional members in US dollars were fixed at an exchange rate of 1 UA= US$ 1.20635 (GCI-IV and GCI-V), and, at a fixed exchange rate of 1 UA = 1.30777 for Euro. Fixed exchange rates are also used for GCI-VI. As a result, losses and gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscription account.

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Non-Borrowing Members

The following table sets forth the callable portion of the capital subscription and the total capital subscription of non-borrowing members as at 31 December 2015(1).

(Expressed in UA million)

Country	Callable capital	Total capital subscription
Argentina	52.36	58.47
Austria*	270.66	287.69
Belgium*	389.18	411.57
Brazil	246.68	260.73
Canada*	2,281.71	2,460.05
China	694.23	737.40
Denmark*	703.33	758.37
Finland*	296.31	314.96
France*	2,276.56	2,419.82
Germany*	2,499.14	2,656.41
India	151.89	160.95
Italy*	1,471.17	1,563.64
Japan*	3,329.18	3,538.68
Korea*	284.15	301.61
Kuwait	270.66	292.08
Luxembourg*	124.61	126.60
Netherlands*	525.86	558.31
Norway*	703.33	747.54
Portugal*	145.75	154.22
Saudi Arabia	117.44	124.20
Spain*	643.44	692.53
Sweden*	936.64	995.58
Switzerland*	888.95	944.89
Turkey	64.19	65.73
United Kingdom*	1,062.56	1,127.59
United States of America*	3,998.36	4,228.63
Total	24,428.34	25,988.24

(1) See Note N to the financial statements included herein for a more complete description of the capital subscriptions of all members of the Bank at 31 December 2015. At 31 December 2015, the 26 members listed above held 40.40 percent of the total voting powers of the Bank.

* Member of the DAC of the OECD.

Maintenance of Currency Values

Pursuant to the Agreement, each member is required to pay to the Bank any additional amount of its national currency necessary to maintain the value of all such national currency paid to the Bank on account of its subscription whenever the par value of the member’s currency in terms of the UA or its foreign exchange value has, in the opinion of the Bank, depreciated to a significant extent. In the event of an increase in such par value or such foreign exchange value, the Bank is required, pursuant to the Agreement, to pay to the member an amount of its currency necessary to adjust in a similar way the value of all such national currency held by the Bank on account of its subscription.

It was decided in 1979 by the Board of Governors that the application of the maintenance of value would be suspended until such time as the Board of Directors determines that the Special Drawing Right (SDR) is being definitively applied as the unit of value applicable to members’ subscriptions in the International Bank for Reconstruction and Development (the “World Bank”) for purposes of the maintenance of value provisions of its Articles of Agreement. In October 1986, the World Bank decided that the capital stock of the World Bank would be valued in terms of the SDR, at the rate at which the SDR was valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on 1 July 1974. This value was 1 SDR=$1.20635.

Voting Rights

Each member country has 625 votes and, in addition, one vote for each share of the capital stock of the Bank held by that member. In effect, a member country is allowed to exercise (1) the votes attributed to the portion of the paid-up shares which have been issued to such member, (2) the votes attributable to the entire callable capital portion of the stock subscribed when the subscription of such member is deemed effective.

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In the event of any delay or default in payment of the paid-up capital, the member's right to vote the corresponding callable shares will be suspended until the payment is received by the Bank.

Reserves

Reserves consist of retained earnings, fair value gains/losses on investments designated at fair value through other comprehensive income, gains/losses on fair-valued borrowings arising from “own credit”, and remeasurements of defined benefit liability. Retained earnings include the net income for the period, after taking into account transfers approved by the Board of Governors, and net charges recognized directly in equity. Retained earnings also include the transition adjustments resulting from the adoption of new or revised financial reporting standards, where applicable. Income before transfers approved by the Board of Governors for the year ended 31 December 2015 amounted to UA 93.16 million.

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SUMMARY STATEMENT OF INCOME AND EXPENSES

The following summary of income and expenses relating to the ordinary capital resources of the Bank for the years ended 31 December, 2015, 2014, 2013 and 2012 has been derived from the audited financial statements of the Bank for the respective years. The summary should be read in conjunction with the audited financial statements and related notes.

(Expressed in millions of UA)
Years ended 31 December	2015	2014	2013	2012 Restated
OPERATIONAL INCOME & EXPENSES
Income from:
Loans	350.21	342.12	335.01	351.16
Investments and related derivatives	122.21	132.41	131.24	199.35
Equity investments (Dividends)	15.05	6.33	9.44	11.11
Other debt securities	3.73	3.85	3.95	4.83
Total income from loans and investments	491.20	484.72	479.64	566.45

Borrowing expenses
Interest and amortised issuance costs	(346.13)	(375.96)	(302.99)	(356.41)
Net interest on borrowing-related derivatives	180.21	221.20	111.85	139.16
Unrealised gain/(loss) on fair-valued borrowings and related derivatives	(38.81)	(36.73)	46.82	(30.45)
Unrealised gain/(loss) on derivatives, non-fair-valued borrowings and others	(10.70)	6.89	(12.72)	20.28
Loss on sale of investment at amortized cost	-	-	(4.80)	(1.70)

Provision for impairment on loan principal and charges receivables	(65.42)	(18.01)	(41.14)	(29.69)
Provision for impairment on investments	0.43	0.74	9.95	0.24
Translation gains/(losses)	14.61	(4.07)	13.33	(2.27)
Other income/(loss)	4.26	3.39	3.02	4.18
Net operational income	229.65	282.19	302.98	309.79

OTHER EXPENSES
Total Bank Group administrative expenses (*)	323.30	372.09	337.24	293.35
Share of expenses allocated to ADF and NTF	(201.30)	(248.94)	(226.27)	(185.81)
Net administrative expenses	122.00	123.15	110.97	107.54
Depreciation - Property, equipment and intangible assets	9.05	7.60	6.70	4.59
Sundry expenses/(income)	5.44	(0.26)	4.98	1.94
Total other expenses	136.49	130.50	122.65	114.07
Income before transfers approved by the Board of Governors	93.16	151.69	180.33	195.71
Transfers of income approved by the Board of Governors	(124.00)	(120.00)	(107.50)	(110.00)
NET (LOSS)/INCOME	(30.84)	31.69	72.83	85.71

The notes accompanying the financial statements form part of this Statement

Amounts may not add up exactly due to rounding

(*) The Bank Group is composed of three entities: the African Development Bank, the African Development Fund and the Nigeria Trust Fund

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OPERATIONS OF THE BANK

Lending Operations

The Bank is authorised under the Agreement to make, participate in or guarantee loans to governments of its regional member countries, their agencies and political subdivisions, and to public and private enterprises operating within such countries, as well as to international or regional entities concerned with economic development in the region. It is the general policy of the Bank that all loans be made to or guaranteed by national governments, central banks or other governmental entities engaging the full faith and credit of such governments. The Bank, however, has adopted a strategy and policies for the promotion of the private sector in RMCs under which loans, equity and equity linked products such as subordinated loans may be granted to eligible private sector entities without a government guarantee. Such loans are generally secured by collateral.

Under the Agreement, the total amount outstanding in respect of the ordinary operations of the Bank (comprised of approved loans less cancellations and repayments, plus equity participations) may not at any time exceed the total amount of its unimpaired subscribed capital, reserves and surplus included in its ordinary capital resources. At 31 December 2015, such total outstanding amount was UA 18,414.26 million, 8.35 percent higher than in 2014.

In evaluating projects, the Bank considers a wide variety of factors, including the economic, technical and financial feasibility of the project, the effect on the general development activity of the country concerned, the contribution to the removal of impediments to economic development, the capacity of the borrowing country to service additional external debt, and the effect on the balance of payments. Other factors include the effect of new technologies on productivity, and the effect of the project on employment opportunities and the environment. In addition, the Bank considers the ability of the borrower to obtain financing elsewhere on terms and conditions that the Bank considers reasonable. One of the principal functions of the Bank is to direct resources to projects that form part of a national or regional development programme, and which benefit two or more regional member countries, particularly projects designed to stimulate intra-African trade and economic development.

It is the policy of the Board of Directors to consider loans and other financial products only on the basis of written reports prepared by staff of the Bank. These reports set forth detailed information regarding the technical feasibility and economic merits of the project to be financed and relevant financial and legal matters, as well as the economic situation of the country in which the project is located. The process of identifying and appraising a project and of approving and disbursing a project loan often extends over several years. The average time to prepare a project from the project concept note stage to Board approval is approximately ten months. The appraisal of projects is carried out by the Bank’s staff, in some cases with the help of external consultants. After approval of a loan, an additional period averaging eight months elapses before the loan becomes effective. Loans do not become effective until certain legal requirements are fulfilled by the borrower. The Bank generally requires that borrowers seek competitive bids from potential suppliers, that engineering plans and specifications are drawn up independently of suppliers or manufacturers and, if appropriate, that independent consultants be retained by borrowers. The Bank supervises the disbursements of its loans to ensure that the proceeds are applied only for project expenditures as incurred and are used by the borrower only for the procurement of goods and services required for the project being financed. In order to monitor the effective implementation of projects being financed, the Bank maintains a continuous relationship with the borrower after a loan is made.

The Bank’s policy of loan administration and project supervision involves field missions, where necessary, and the submission of progress reports on a regular basis. Subsequent to physical completion, the project is evaluated to determine the extent to which productivity and other goals such as envisaged contribution towards economic growth and development outcomes were met. Since loan disbursements are made against project expenditures, the disbursement period frequently extends over five to seven years.

Loans are disbursed in four ways: (1) by reimbursement to borrowers, (2) by direct payment to suppliers for expenses incurred in connection with approved projects, (3) by advances to borrowers of up to 10 percent of a given loan commitment to be accounted for by the borrower, or (4) by the issuance of irrevocable commitments to commercial banks backing their letters of credit to suppliers for shipment of specified goods to borrowers.

The Bank’s lending operations have since 1987 included non-project lending in the form of sector investment and rehabilitation and structural adjustment lending. The Bank’s participation in such non-project lending has generally been in conjunction with other development organisations, including the World Bank.

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In July 2013, the Board of Directors approved the Private Sector Development Strategy for the period 2013-2017. The Strategy’s thrust is threefold. First, it aims to improve Africa’s investment and business climate by supporting the efforts of countries to strengthen the legal and regulatory environment in relation to business, nationally and regionally. Second, it aims at the expansion of business access to social and economic infrastructure, both hard transport, telecommunications, water, power systems, and fixed assets needed to provide education, health and sanitation, and soft—legal and regulatory frameworks, payments clearance and settlement systems, financial intermediaries and capital markets, collateral registries, credit rating agencies, and skills development. Third, it aims at the promotion of enterprise development through improved access to finance, skills enhancement and value addition. Closely aligned to the Bank’s Ten-Year Strategy, further goals include supporting fragile states with emphasis on achieving quick and tangible results. Moreover, it aims to put emphasis on support to women as well as to agriculture and rural development. The range of financial instruments includes equity and quasi-equity investment, lines of credit to private financial institutions and guarantees, coupled with technical assistance in some cases.

Total Bank approvals for the private sector in 2015 amounted to UA 1.56 billion—a marginal decline of 1.9 percent from the UA 1.59 billion private sector-financed operations in 2014. The 2015 approvals were made up of loans and grants, equity participation and guarantees amounting to UA 1.55 billion, and two Special Funds totaling UA 10.93 million.

Following the approval by the Board of Directors on 13 May 2014 of a proposal to allow eligible ADF-only countries access to the Bank’s sovereign window, several low-income African countries can now secure non-concessionary resources from the Bank for financing viable projects. The new approach allows the Bank to respond proactively to the improved economic conditions in RMCs over the past decade and underscores the Bank Group’s recognition of the strong economic progress of African countries during the last decade, and its mandate to help sustain inclusive growth in countries.

Detailed information on loans approved by the Bank to 31 December 2015 (excluding fully repaid loans and cancelled loans) are set forth in Note D and Note I to the financial statements included herein.

Approvals and Disbursements

In 2015, the Bank loan and grant disbursements (excluding equity participation, guarantees, and Special Funds), amounted to UA 1,619 million. Total approvals of the Bank operations amounted to UA 4,518 million as at end-December 2015, a 41.1 percent increase over 2014 approvals of UA 3,201 million.

Currency composition of loans

The following table sets forth the Bank’s disbursed and outstanding loans by currency at 31 December 2015 and 2014:

Disbursed and Outstanding Loans by Currency

[Amount in UA million]

	2015		2014
	Amount	%	Amount	%
Euro	5,245.19	40.13	5,334.12	42.17
Japanese Yen	237.37	1.81	240.95	1.91
Pound Sterling	2.60	0.02	2.62	0.02
South African Rand	791.65	6.06	986.58	7.80
Swiss Franc	4.82	0.04	4.62	0.04
US Dollar	6,736.37	51.54	6,019.68	47.59
Others	52.39	0.40	59.24	0.47
Total	13,070.39	100.00	12,647.81	100.00

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Overdue and Non-Performing Loans

Prior to the revision of IAS 39, the Bank placed in non-accrual status all loans, if principal, interest or other charges with respect to such loans were over due by six months or more. Upon adoption of the revised standard, that became effective on 1 January 2005, the Bank no longer places loans on non-accrual status. Interest and charges are accrued on all loans including those in arrears. The revised standard requires that both principal and charges receivable on loans be assessed for impairment using the incurred loss model. The ‘incurred loss model’ excludes future losses no matter how likely they might be.

For sovereign guaranteed loans, the estimated impairment representing present value losses arises from delays that may be experienced in receiving amounts due from borrowers. For non-sovereign-guaranteed loans, the impairment reflects management’s best estimate of the non-collectability, in whole or in part, of amounts due as well as delays in the receipt of such amounts. In compliance with IFRS, the Bank does not make general provisions to cover the expected losses in the performing non-sovereign portfolio. For the non-performing portfolio, the Bank makes a specific provision based on an assessment of the credit impairment, or incurred loss, on each loan.

The Bank has never written off any of its sovereign guaranteed outstanding loans. In line with the status of the Bank and its relationship with its borrowers and guarantors, the Bank expects that each of these loans will ultimately be repaid and, accordingly, has no expectation of writing off outstanding loans in the future. The Bank maintains a continuous dialogue with its borrowers as part of its efforts to ensure prompt payment on all of its loans.

Loan Terms

Loans are stated at their principal amounts outstanding less any allowance for impairment. Except for private sector development loans, all of the Bank’s loans are made to, or guaranteed by, regional member countries. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of 25 years, including a grace period not exceeding 8 years, which is typically the period of project implementation.

The following table sets forth the maturity structure of disbursed and outstanding loans as at 31 December 2015 and 2014:

Maturity Structure of Loans as at 31 December 2015 and 2014

(Amounts expressed in UA million)

Periods	2015	2014
One year or less	1,266.10	1,316.04
More than one year but less than two years	1,098.16	933.54
More than two years but less than three years	1,362.59	1,034.23
More than three years but less than four years	1,106.51	1,122.79
More than four years but less than five years	1,108.44	1,007.95
More than five years	7,128.59	7,233.26
Total	13,070.39	12,647.81

Borrowing Policies

The Board of Directors of the Bank has authorised the issuance of two classes of debt, senior debt and subordinated debt. All debt of the Bank is senior debt unless by its terms it is expressly subordinated in right of payment to other debt of the Bank. Both classes rank pari passu except in the event of a call by the Bank on its callable capital, whereupon the holders of the subordinated debt of the Bank will be subordinated in right of payment to holders of senior debt.

The Bank’s policy limits its debt to usable capital ratio to 100 percent. The Bank has also adopted the working principle that, within the limitations set forth, the actual amount of its senior debt outstanding at any time should be a function of its objective of obtaining and maintaining a rating on its securities at

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the highest levels from recognised rating agencies. As of the 31 December 2015, the amount of total outstanding borrowings of UA 16,449.26 million (both senior and subordinated debt) represented 58.48 percent of the usable capital and 27.14 percent of the total callable capital of UA 60,598.09 million of all members of the Bank.

In December 2001, the Bank established the unlimited Global Debt Issuance Facility (GDIF) to replace its Euro-Medium Term Note Programme (EMTN) and US Medium Term Note (MTN) Programme with respect to its future borrowings. The Bank also has a Euro Commercial Paper (ECP) programme of EUR 2 billion in place. Both the GDIF and the ECP enable the continuous issuance of notes in the Euro market, the US market and other domestic markets thereby maximizing the Bank’s financing flexibility.

The Bank has entered into arrangements whereby, in the event of a call on its callable capital, it would request its member countries to make payment in response to such a call into a special account established by the Bank with the Federal Reserve Bank of New York, or its successor duly designated for the purpose. The terms of such account provide that the proceeds of a call must first be applied in payment of, or in provision for full settlement of all outstanding obligations of the Bank incurred in connection with the issuance of senior debt before any other payment shall be made with such proceeds.

The weighted average life of the Bank’s outstanding borrowings at 31 December 2015, 2014, 2013 and 2012 was 4.0, 4.9, 4.4 and 4.0 years, respectively.

At 31 December 2015, the Bank’s outstanding borrowings were denominated in seventeen currencies or currency units (without taking into account currency swaps).

The table below sets forth the maturity structure of the Bank’s outstanding borrowings at 31 December 2015:

(UA million)	Outstanding Borrowings
Periods	At Fair Value	At Amortised Cost	Total
One year or less	3,722.83	4.93	3,727.76
More than one year but less than two years	3,137.85	5.93	3,143.78
More than two years but less than three years	3,066.91	19.78	3,086.69
More than three years but less than four years	1,108.70	162.29	1,270.99
More than four years but less than five years	1,185.05	4.93	1,189.98
More than five years	3,629.91	400.77	4,030.68
Sub total	15,851.25	598.63	16,449.88
Net unamortised premium and discount	-	(0.62)	(0.62)
Total	15,851.25	598.01	16,449.26

The following table sets forth for the periods indicated the average interest rates on the Bank’s loans, the return on its average earning assets, the average cost of its funded debt and other funds available and its interest coverage ratio:

Selected Financial Ratios

	2015	2014	2013	2012
Weighted average interest rate on disbursed and outstanding loans for the year (1)	2.72%	2,82%	2.96%	3.44%
Weighted average cost of:
Outstanding borrowings (2)	1.08%	1.13%	1.46%	1.66%
Interest coverage ratio (3)	1.56x	1.98x	1.94x	1.91x
Bank’s target interest coverage ratio	1.25x	1.25x	1.25x	1.25x

(1) Undisbursed loans include loans approved but not yet effective. Interest accrues only on disbursed loan amounts.

(2) The weighted average cost on borrowings excludes the MTM impact

(3) Operating income plus interest expense, divided by interest expense.

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Asset and Liability Management

The Bank’s ALM activities include all debt funding transactions, investment of liquid resources, managing the currency exposure and operational aspects of the Bank’s lending and equity investment operations.

The principal objective of the Bank’s asset and liability management operations is to ensure that the Bank is able to provide flexible lending and investment products that meet client needs, while simultaneously reducing exposure to non-core risks such as market risk (interest rate, foreign exchange and liquidity risk), counterparty credit risk and operational risk in line with the Bank’s over-arching risk management philosophy.

Liquid Assets and Liquidity Policy

The Bank’s principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets.

In order to minimize liquidity risk, the Bank maintains a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The PML is updated quarterly and computed as the sum of four components: 1) 1-year debt service payments; 2) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero; 3) loan equivalent value of committed guarantees; and 4) undisbursed equity investments. The maximum level of liquidity is determined by the Bank’s debt limit.

Generally, liquid assets of the Bank are invested in marketable securities issued or guaranteed by the member countries or public entities thereof, supranational, corporate and financial institution obligations, and time deposits. The Bank also has limited exposure to asset and mortgage backed securities. All marketable securities are valued at market value with the exception of certain investments in debt securities intended to be held to maturity which are carried at amortised cost using the effective interest method.

The Bank’s cash and treasury investments (net of repurchase agreements) as of 31 December, 2015 totalled UA 9,608 million, compared to UA 7,748 million at the end of 2014. Investment income for 2015 amounted to UA 122.21 million or a return of 1.36 percent on an average liquidity level of UA 8.97 billion, compared to an income of UA 132.41 million, or a return of 1.62 percent, on an average liquidity level of UA 8.17 billion in 2014. Overall, the portfolios at fair value outperformed their average benchmarks in the key currencies during the year. The reduced return in 2015 compared to 2014 was a result of a more challenging investment environment.

The Bank’s liquid assets are tranched into three portfolios, namely operational portfolio, prudential portfolio, and equity-backed portfolio, each with a different benchmark that reflects the cash flow and risk profile of its assets and funding sources. These benchmarks are one-month LIBID for the operational portfolio, and 6-month LIBOR, resetting on February 1 and August 1 for the prudential portfolio. The operational and prudential portfolios are held for trading. The equity-backed portfolio is managed against a repricing profile benchmark with 10 percent of the Bank’s net assets repricing uniformly over a period of 10 years and is held at amortized cost.

Bank Rating

The Bank monitors and manages its key financial strength metrics in a stringent manner and is rated by four major rating agencies. For 2015, the rating agencies, Standard & Poor’s, Moody’s, Fitch Ratings, and the Japan Credit Rating Agency have reaffirmed their AAA and AA+ rating of the African Development Bank’s senior and subordinated debts respectively, with a stable outlook. Their ratings reflect and confirm the Bank’s strong liquidity and capital position, strong membership support, its preferred creditor status, sound capital adequacy and prudent financial management and policies.

Equity Participations

The Bank may invest in equities either directly or indirectly, through appropriate funds and other investment vehicles. The Bank’s objective in such equity investments is to promote the economic development of its regional member countries and in particular the development of their private sectors. The Bank’s equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of

20

domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank’s equity participation shall not exceed 25 percent of the equity capital of the entity in which it invests. The Bank therefore does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors’ Resolution B/BG/2009/10 of 13 May 2009, total equity investment by the Bank shall not at any time exceed 15 percent of the aggregate amount of the Bank’s paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources. The Bank’s equity participations at the end of 2015 amounted to UA 703.26 million.

The Bank has equity participations in, among others, various regional and sub-regional development banks and other public and private sector financial institutions such as the African Export-Import Bank, Shelter-Afrique, Eastern and Southern African Trade and Development Bank, and TCX Investment Company Mauritius Limited, commercial banks as well as in several regional private equity funds.

Under IFRS 9 equity investments must be measured at fair value through profit or loss. However, where the equity investment is not held for trading, an entity has the option to take fair value changes into other comprehensive income (OCI), with no recycling of the change in fair value to profit or loss if the investment is subsequently derecognized. As the Bank’s equity investments are currently held for strategic purposes of enhancing development in Regional Member Countries rather than for trading, the Bank has opted to designate all its equity investments as at fair value through other comprehensive income.

The underlying assets of entities in which the Bank has equity investments are periodically fair valued by fund managers or independent valuation experts using market practices. The fair value of investments in listed enterprises is based on the latest available quoted bid prices. The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows. The fair value of the Bank’s equity participations is measured as the Bank’s percentage ownership of the net asset value of the funds.

Special and trust funds

In addition to its ordinary resources, the Bank administers various special and trust funds for purposes consistent with the Bank’s objective of promoting the economic development and social progress of its regional member countries. The resources of special and trust funds are required to be held, used, committed, invested or otherwise disposed of entirely separate from the ordinary capital resources of the Bank and from each other. The administration of each of these funds is subject to the Bank Agreement and financial regulations, specific rules and regulations, and applicable policies of the Bank. The Bank normally receives an administrative fee for managing these funds.

Two major funds managed by the Bank are the African Development Fund (the “ADF”) and the Nigeria Trust Fund (the “NTF”), both of which supplement the activities of the Bank. In addition, the Bank has been entrusted with the administration of grant funds on behalf of donors, including member countries, agencies and other entities. Grant resources are restricted for specific uses which include the co-financing of Bank lending projects, and technical assistance for borrowers including feasibility studies, project preparation and capacity building. Details of these funds are disclosed in Note V-4 to the financial statements included herein.

African Development Fund

The African Development Fund (“ADF” or “the Fund”) was established in 1972 pursuant to an agreement between the Bank and 15 non-regional members (the “ADF Agreement”) to provide loans on concessionary terms to the RMCs. The ADF and all of its resources are separate and entirely independent from those of the Bank. The Bank assumes no liability for any of the obligations of the ADF.

The ADF Agreement designates a Board of Governors as the ADF’s highest policy making organ. The Board of Governors meets at least once annually. The ADF Board of Directors, which includes seven non-regional members nominated by their constituencies and seven executive directors representing the ADB, is responsible for overseeing the general operations of the ADF.

The ADF uses the UA as the measure of the subscription of its participants and of its loans and for statistical and financial reporting purposes. Following amendment of the ADF Agreement, the UA of the

21

ADF has been aligned with the UA of the Bank with effect from 1 January 1993.

The purpose of the ADF is to assist the Bank in making an effective contribution to the economic progress and social development of the regional member countries and to promote cooperation among them. The operations of the ADF supplement those of the Bank. In contrast to the lending policy of the Bank, the ADF provides long-term financing for projects on concessionary terms. The ADF’s loan financing is directed primarily at those RMCs which are in the greatest need of such financing.

The resources of the ADF primarily consist of subscriptions by the Bank, subscriptions and contributions by State Participants, as well as other resources received by the Fund.

Subsequent to the initial subscriptions, additional resources have been provided to the ADF in the form of periodic general replenishments, typically done every three years. The thirteenth (ADF-13) replenishment was adopted by the Board of Governors on 31 January 2014 and became effective on 31 March 2014 with the total resource envelope amounting to UA 5.35 billion, comprising donor subscriptions of UA 3.80 billion, supplementary contributions of UA 0.06 billion, Advanced Commitment Capacity or internally generated resources of UA 0.98 billion, and a technical gap[1] of UA 0.51 billion. The replenishment covers the 2014-2016 operational period. As of 31 December 2015, State participants had subscribed a total amount of UA 3.80 billion, representing 99 percent of the ADF-13 pledged amount.

The cumulative subscriptions to the ADF amounted to UA 26.71 billion as at 31 December 2015.

ADF approvals stood at UA 1,515 million, representing a decrease of 4.9 percent against the 2014 position. This performance was 5.4 percent below the ADF target of UA 1,600 million for 2015. The relatively low level of approvals in 2015 can be explained by the ADF-13 cycle financing modalities, which permitted front-loading of the ADF resource envelope in 2014, the first of the three-year cycle, with allocations declining gradually in subsequent years.

In May 2015, the Bank Group diversified its lending products by providing a number of ADF-only countries with access to the Bank’s public non-concessional resources for financing their operations.

Loans and grants disbursed under ADF increased by 14.75 percent to stand at UA 1,398 million in 2015 from UA 1,215 million in 2014. As at 31 December 2015, cumulative disbursements on loans and grants amounted to UA 21.51 billion compared to UA 20.11 billion at the end of the previous year. A total of 2,144 loans and grants were fully disbursed for an amount of UA 16.72 billion, representing 77.73 percent of cumulative disbursements.

Loans are generally granted under conditions that allow for repayment up to 40 years after a 10-year grace period commencing from the date of the loan agreement. Loan principal is generally repayable from years 11 through 20 at a rate of 1 percent per annum and from years 21 through 50 at a rate of 3 percent per annum. A service charge at a rate of 0.75 percent per annum on the principal amount disbursed and outstanding is payable by the borrower semi-annually. Loans and lines of credit approved after June 1996 carry a 0.5 percent per annum commitment charge on the undisbursed portion. Such commitment charge commences to accrue after 90 days from the date of signature of the loan agreement. With effect from the ADF-12 replenishment, loans to blend, gap and graduating countries carry differentiated financing terms of thirty 30 years’ maturity, grace period of 5 years and interest rate of 1 percent, in addition to the existing standard 0.50 percent commitment fee and 0.75 percent service charge. Under ADF-13, further differentiated lending terms were adopted with the view of preserving the long-term financial sustainability and capacity of the Fund. The new lending terms require the acceleration of loan repayment by regular and advanced ADF-only countries, and also to blend, gap and graduating countries; and the granting of financial incentives for voluntary loan repayment.

Nigeria Trust Fund

The Agreement Establishing the Nigeria Trust Fund (the “NTF Agreement”) was signed on 26 February 1976, between the Bank and the Federal Republic of Nigeria and became effective on 25 April 1976. Upon expiry of the original Agreement establishing NTF on 25 April 2008, the NTF Agreement was renewed for another period of ten years commencing from 25 April 2008. The purpose of the NTF is

1 The technical gap is the difference between the target replenishment amount and pledges or donor subscriptions actually received.

22

to assist in the economic development of the most needy regional member countries of the Bank by the provision of funds on terms intermediate between those of the Bank and those of the ADF. The resources of the Nigeria Trust Fund are managed by the Bank on behalf of the Government of Nigeria. The purpose of the Fund is to enable Nigeria to make an increasingly effective contribution to the economic development and social progress of Africa, especially of those member countries of the Bank which are relatively less developed. NTF loans currently bear an interest rate of between 2 and 4 percent, a repayment period of up to 25 years including a grace period of up to five years prior to the commencement of principal repayments and a commission of 0.75 percent payable on undisbursed balances. The resources of the NTF come from contributions from the Federal Republic of Nigeria and the net income of the NTF.

In April 2003, the ADB Board of Directors endorsed the Initiatives to Enhance the Development Effectiveness of the Nigeria Trust Fund. The enhancements subsequently approved by the Board of Governors include: (i) participation in the HIPC debt relief initiative by contributing 10 percent of the annual net income of the NTF to the HIPC Trust Fund; (ii) an adjustment of the interest rate for NTF loans from 4 percent to a range of 2 to 4 percent to increase the concessionality of such loans; (iii) the execution of a Technical Cooperation Agreement (TCA) with the Bank Group for purposes of providing resources for the financing of technical and institutional support programs for the benefit of RMCs; and (iv) the introduction of more flexibility in the investment of the resources of the NTF, pending their use in financing projects.

At 31 December 2015, the NTF had total assets of UA 170 million.

Litigation

The Bank is not a party to any material litigation.

Relocation and Return to Headquarters

In February 2003, the Board of Directors decided to evacuate the Bank’s staff from Côte d’Ivoire following the deterioration in the security situation. The Board of Directors also decided to temporarily move the Bank’s operations to the Temporary Relocation Agency in Tunis, Tunisia. By successive resolutions the Board of Governors subsequently extended the temporary relocation period. On 30 May 2013, the Board of Governors approved a roadmap for the Bank’s orderly and phased return to its Headquarters in Abidjan. Thereafter, the Bank returned to its statutory Headquarters in Abidjan in 2014, after over 11 years of operating from the Temporary Relocation Agency in Tunisia.

23

ADMINISTRATION OF THE BANK

Board of Governors

All the powers of the Bank are vested in the Board of Governors, which consists of a Governor and an Alternate Governor appointed by each member of the Bank, who exercises the voting power to which that member country is entitled. Each Governor and Alternate Governor serves for a term of five years, subject to termination of appointment or to reappointment at any time at the discretion of the appointing member country.

The Board of Governors may delegate to the Board of Directors all its powers except certain specified powers, such as the power to increase or decrease the authorised capital and to approve, after reviewing the report of the auditors, the balance sheet and statement of income and expenses of the Bank.

The Board of Governors holds an annual meeting and such other meetings as may be provided for the Board of Governors or called by the Board of Directors. Meetings of the Board of Governors are called by the Board of Directors whenever requested by five members of the Bank, or by members having one quarter of the total voting power.

Board of Directors

Without prejudice to the powers of the Board of Governors, the Board of Directors is responsible for the conduct of the general operations of the Bank, and, for this purpose, exercises all the powers delegated to it by the Board of Governors. Prior to 28 May 2010, the Board of Directors was composed of eighteen members twelve of whom are elected by the Governors representing RMCs, and six by the Governors representing non-regional member countries. On 28 May 2010, the Board of Governors increased the membership of the Board of Directors from eighteen to twenty. Thirteen members represent regional member countries and seven represent non-regional member countries.

Each Director appoints an Alternate Director who acts in his/her absence. Directors and their Alternates are required to be nationals of member countries. An Alternate Director may participate in meetings of the Board of Directors but may vote only when acting in place of the absent Director.

Directors are elected for a term of three years and may be re-elected provided that no Director shall serve for more than two three-year terms. Members of the Board of Directors of the Bank as at 31 December 2015 are listed below.

Board of Directors – Countries Represented as at 31 December 2015

Executive Director	For
Soraya Mellali	Algeria
Alfredo Mendes (Alternate)	Guinea-Bissau
Madagascar
Petronella Mukelabai Nawa Mwangala	Zambia
Cornelius Karlens Dekop (Alternate)	Botswana
Malawi
Mauritius
Tarik Al-Tashani	Libya
Hussein Abdi Halane (Alternate)	Somalia
Mauritania
Alieu Momodou Ngum	Gambia,The
Miata Beysolow (Alternate)	Liberia
Ghana
Sierra Leone
Sudan
Shahid Khan	South Africa
Bheki Sibonangaye Bhembe (Alternate)	Swaziland
Lesotho
24

Mohamed Zaghloul	Egypt
Ali Mohamed Ali (Alternate)	Djibouti
Abdelmajid Mellouki	Morocco
Vacant (Alternate)	Togo
Tunisia
Amadou Kone	Côte d’Ivoire
Bernardo Abaga Ndong Mayie (Alternate)	Equatorial Guinea
Guinea
Leonard Sentore	Burundi
Félicité Celestin Omporo Enouany (Alternate)	Congo
Cameroon
Central African Republic
Democratic Republic of Congo
Abdallah Msa	Comoros
Ousman Sougui Abakar (Alternate)	Chad
Benin
Burkina Faso
Cabo Verde
Gabon
Mali
Niger
Senegal
Mahomed Rafique Jusob Mahomed	Mozambique
Heinrich Mihe Gaomab II (Alternate)	Namibia
Angola
Zimbabwe
Bright Erakpoweri Okogu	Nigeria
Maria das Neves Ceita Batista de Sousa (Alternate)	São Tome & Principe
Mulu Ketsela	Ethiopia
Vacant (Alternate)	Eritrea
Kenya
Rwanda
Seychelles
Tanzania
Uganda
Vacant	South Sudan
Mariano Munoz-Carpena	Spain
Abdenor Brahmi (Alternate)	France
Belgium
Matthew Turner (Alternate)	United States of America
Tomoya Asano	Japan
Saleh Barabba (Alternate)	Saudi Arabia
Argentina
Austria
Brazil
Ronald Meyer	Germany
Vacant (Alternate)	Portugal
Switzerland
25

Hau Sing Tse	Canada
Thamer Mohammad Alfailakawi (Alternate)	Kuwait
China
Korea
Turkey
Heikki Tuunanen	Finland
Vacant (Alternate)	Denmark
India
Norway
Sweden
Dominic O’Neil	United Kingdom
Erik Hilberink (Alternate)	Netherlands
Italy

President and Management

The Board of Governors elects the President of the Bank by a vote of a majority of the total voting power of the members, including a majority of the total voting power of the regional member countries. The Agreement provides that the President shall be a national of a regional member country. The President is the chief executive officer of the Bank and conducts the current business of the Bank under the direction of the Board or Directors. The President is elected for a term of five years and may be reelected provided that no person may be elected President for more than two successive five-year terms.

The President is the Chairman of the Board of Directors but has no vote except a deciding vote in case of a tie. The President may participate in meetings of the Board of Governors but has no vote. The President is the legal representative of the Bank.

26

The Principal Officers of the Bank as at 31 December 2015 are listed below.

PRESIDENCY, UNITS REPORTING TO THE PRESIDENT, AND UNITS REPORTING TO THE BOARDS
President	ADESINA Akinwumi Ayodeji	PRST
Director of Cabinet/Chief of Staff	MOYO Sipho	PRST
Group Chief Risk Officer	TURNER Timothy	GCRO
Special Envoy on Gender	FRASER-MOLEKETI Geraldine Joslyn	SEOG
General Counsel & Director	GADIO Kalidou	GECL
Auditor General	OKONKWO Chukwuma	OAGL
Director, Integrity & Anti-Corruption	BOSSMAN Anna	IACD
Director, Compliance Review & Mediation	TOURE Sekou	CRMU
Evaluator General	NANGIA Rakesh	IDEV
FIRST VICE PRESIDENCY/COO
First Vice President, Chief Operating Officer	MBI Emmanuel Ebot	FVP/COO
Director, Strategy & Operational Policies	KAPOOR Kapil	COSP
Director, Results & Quality Assurance	MIZRAHI Simon	ORQR
SECRETARY GENERAL
Secretary General & Vice President	AKINTOMIDE Cecilia	SEGL
OFFICE OF THE CHIEF ECONOMIST
Officer in charge, Chief Economist & Vice President	LUFUMPA Charles	ECON
CORPORATE SERVICES
Acting Vice President, Corporate Services	NWABUFO Nnenna	CSVP
FINANCE
Vice President	BOAMAH Charles Owusu	FNVP
Acting Director, Financial Control	HOLLIST Omobola	FFCO
Director, Treasury	N’SELE Hassatou	FTRY
OPERATIONS I: COUNTRY & REGIONAL PROGRAMS & POLICY
Acting Vice President	LITSE Janvier Kpourou	ORVP
OPERATION II: SECTOR OPERATIONS
Vice President	ABOU-SABAA Aly Abdel-Hamed	OSVP
OPERATIONS III: INFRASTRUCTURE, PRIVATE SECTOR & REGIONAL INTEGRATION
Vice President	ASAMOAH Solomon	OIVP

27

THE AGREEMENT ESTABLISHING THE AFRICAN DEVELOPMENT BANK

The Agreement constitutes the Bank’s governing charter and establishes the status, immunities, exemptions and privileges of the Bank, describes its purpose, membership, capital structure and organisation, authorises the kinds of transactions in which it may engage and prescribes limitations on such transactions. The Agreement also includes provisions with respect to the admission of additional members, the increase of the authorised capital stock, the terms and conditions under which the Bank may make or guarantee loans, the use of currencies held by it, the withdrawal and suspension of member countries and the suspension and termination of the operations of the Bank.

The Agreement may be amended only by a resolution of the Bank’s Board of Governors approved by a two-thirds majority of the total number of Governors representing not less than three-quarters of the total voting power of the member countries, including two-thirds of the regional members having three-quarters of the total voting power of the regional members. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from the Bank, the pre-emptive rights to subscribe capital stock or the limitation on the liability of the member countries. No such amendment has been made to the Agreement to date. The Agreement provides that any question of interpretation of its provisions arising between any member country and the Bank or between member countries shall be referred to the Board of Directors for decision. Such decision may then be referred to the Board of Governors whose decision shall be final.

Membership of the Bank

Any African country that has the status of an independent state may become a regional member of the Bank. The geographical area to which the regional membership and the development activities of the Bank extend consists of the continent of Africa and the African islands. Non-regional countries that are, or become, participants in the ADF or that have made, or are making, contributions to the ADF may be admitted to the Bank.

Although any member may withdraw from the Bank by delivering written notice, any such member remains liable for all direct and contingent obligations to the Bank (including its obligations in respect of callable capital) so long as any part of the loans or guarantees contracted before the termination date is outstanding. No member has withdrawn from the Bank since its establishment. However, membership of the former Yugoslavia was suspended by the Bank’s Board of Directors, in conformity with resolutions and determinations of the UN General Assembly (see Note N to the financial statements included herein).

Legal Status, Immunities and Privileges

The following is a summary of the principal provisions of the Agreement relating to the legal status, immunities and privileges of the Bank in the territories of its members.

The Bank has full juridical personality with capacity to contract, to acquire and dispose of immovable and movable property, and to institute legal proceedings. It is immune from every form of legal process, except in cases arising out of the exercise of its borrowing powers when it may be sued only in a court of competent jurisdiction in the territory of a member in which it has its principal office, or in the territory of a member or non-member where it has appointed an agent for the purpose of accepting service or notice of process or has issued or guaranteed securities. No actions against the Bank may be brought by members or persons acting for or deriving claims from members.

The property and assets of the Bank are immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Bank. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of the Bank are inviolable. The Governors, Directors, Alternate Directors, officers and employees of the Bank and experts and consultants performing missions for the Bank are immune from legal process with respect to acts performed by them in their official capacity. The Agreement enables the Board of Directors to waive any of these immunities where in its opinion it would further the interest of the Bank to do so.

The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are exempt from all taxation and from all customs duties in the member states. The Bank is also exempt from any other obligation relating to the payment, withholding or collection of any tax or duty.

28

GENERAL DESCRIPTION OF THE SECURITIES

Each prospectus, offering circular, information memorandum, supplemental information statement or pricing supplement will include the following information regarding the terms of Offered Securities: (a) the aggregate principal amount, (b) status (and subordination, in the case of subordinated securities), (c) the maturity date, (d) the interest rate, (e) the currency or currencies, including composite currencies, of denomination and payment, (f) the dates on which such interest will be payable, (g) the redemption dates and prices and provisions for a sinking fund, if applicable, (h) the form and denomination and (i) if applicable, the fiscal or paying agent or agents with respect to the Securities.

Securities will be repayable from the ordinary capital resources of the Bank. The Board of Directors of the Bank has authorised the issuance of two classes of debt securities, senior (“Senior Securities”) and subordinated (“Subordinated Securities”). All debt securities of the Bank are Senior Securities unless by their terms they are expressly subordinated in right of payment to other debt securities of the Bank. Both classes of debt securities rank pari passu except in the event of a call on the callable capital of the Bank, whereupon the holders of Subordinated Securities of the Bank will be subordinated in right of payment to holders of debt which is not expressly so subordinated.

The Securities will not be the obligation of any government, and their terms and conditions will contain a statement to that effect. The specific terms and conditions of each issue of Offered Securities will be set forth or referred to in the prospectus, offering circular or supplemental information statement relating to the Offered Securities.

The Securities will not contain any limitations on the right of the Bank to issue any other bonds, notes or obligations.

TAXATION

The Securities and the interest on them generally will not be exempt from taxation.

Under the Agreement, the Securities and the interest paid on them are not subject to any tax by a member of the Bank (i) which discriminates against the Securities solely because they are issued by the Bank or (ii) if the sole jurisdictional basis for the tax is the place or currency in which the Securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Agreement, the Bank is not under any obligation to withhold or pay any taxes on any interest on the Securities it issues.

29

AFRICAN DEVELOPMENT BANK GROUP

Avenue Joseph Anoma
01 BP 1387 Abidjan 01
Cote d'Ivoire

March 30, 2016

Management's Report Regarding the Effectiveness of Internal Controls Over External Financial Reporting

The Management of the African Development Bank ("The Bank") is responsible for the preparation, fair presentation and overall integrity of the published financial statements of the African Development Bank. The financial statements for the African Development Bank have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board.

The financial statements have been audited by the independent audit firm KPMG, who were given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Directors and committees of the Board. Management believes that all representations made to the external auditors during their audit were valid and appropriate. The external auditors' report accompany the audited financial statements.

Management is responsible for establishing and maintaining effective internal controls over external financial reporting. The system of internal control contains monitoring mechanisms and actions that are taken to correct deficiencies identified. Internal controls for external financial reporting are subject to ongoing scrutiny and testing by Management and internal audit and are revised as considered necessary. Management believes that such controls support the integrity and reliability of the financial statements.

There are inherent limitations to the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, an effective internal control system can provide only reasonable, as opposed to absolute, assurance with respect to financial statements preparation and presentation. Furthermore, the effectiveness of an internal control system can change over time.

The Board of Directors of the Bank have established an Audit and Finance Committee (AUFI) to assist the Board, among other things, in their oversight responsibility for the soundness of the Bank's accounting policies and practices and the effectiveness of internal controls. AUFI, which is comprised entirely of selected members of the Board of Directors, oversees the process for the selection of external auditors and makes a recommendation for such selection to the Board of Directors, which in turn makes a recommendation for the approval of the Board of Governors. AUFI meets periodically with Management to review and monitor matters of financial, accounting or auditing significance. The external auditors and the internal auditors regularly meet with AUFI to discuss the adequacy of internal controls over financial reporting and any other matter that may require AUFI's attention.

30

The Bank's assessment of the effectiveness of internal controls was based on criteria established in "Internal Control - Integrated Framework" (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the results of this assessment, Management asserts that the Bank maintained effective internal controls over its financial reporting as contained in the financial statements as of December 31 2015. Management is not aware of any material control weakness that could affect the reliability of the 2015 financial statements.

In addition to providing an audit opinion on the. fairness of the financial statements for 2015, the external auditors of the Bank conducted an independent assessment of the effectiveness of the Bank's internal control over financial reporting as of December 31 2015 and their opinion thereon is presented separately in this annual report.

Akinwumi A. Adesina
PRESIDENT

Charles O. Boamah
VICE PRESIDENT, FINANCE

Omobola Hollist
ACTING CONTROLLER

31

INDEPENDENT AUDITOR’S REPORT REGARDING THE EFFECTIVENESS OF INTERNAL CONTROLS

KPMG

KPMG Audit
Tour EQHO
2 Avenue Gambetta
CS 60055
92066 Paris la Défense Cedex
France

Telephone: +33 (0)1 55 68 68 68
Telefax: +33 (0)1 55 68 73 00
Internet: www.kpmg.fr

African Development Bank

Immeuble CCIA
Avenue Jean Paul II
01 BP 1387 Abidjan 01
Côte d'Ivoire

Year ended December 31, 2015

Scope

We have examined the internal control over financial reporting of the African Development Bank as of December 31, 2015, based on criteria established in *"Internal Control – Integrated Framework" (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibilities

The management of the Bank is responsible for implementing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of such internal control. Management has asserted the effectiveness of internal controls over financial reporting as of December 31, 2015.

Independent Auditor's responsibilities

Our responsibility is to express an opinion on the Bank's internal control over financial reporting based on our procedures.

We conducted our engagement in accordance with International Standard on Assurance Engagements *(ISAE)* 3000, issued by the International Auditing and Assurance Standards Board. That standard requires that we plan and perform our procedures to obtain reasonable assurance about whether, in all material respects, effective internal control was maintained over financial reporting.

An assurance engagement includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk. It also includes performing such other procedures as considered necessary in the circumstances. We believe that the evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

KPMG S.A.
Société française membre du réseau KPMG
constitué de cabinets indépendants adhérents de
KPMG International Coopérative, une entité de droit suisse.

Société anonyme d'expertise
comptable et de commissariat
aux comptes à directoire et
conseil de surveillance.
Inscrite au Tableau de l'Ordre
à Paris sous le n° 14-30080101
et à la Compagnie Régionale
des Commissaires aux Comptes
de Versailles.

Headquarters
KPMG S.A.
Tour Eqho
2 avenue Gambetta
92066 Paris la Défense Cedex
Capital : 5 497 100 €.
Code APE 6920Z
775 726 417 R.C.S. Nanterre
TVA Union Européenne
FR 77 775 726 417

32

33

FINANCIAL HIGHLIGHTS FOR THE YEARS 2015, 2014 AND 2013

Net Operational Income

Net operational income is comprised of the net interest income on earning assets, the provision for loan and investment losses, the changes in fair value of borrowings, investments and derivatives, translation losses or gains and other income. Table below shows the breakdown of the net operational income for the last three years.

(In UA million)	2015	2014	2013
Interest income from loans	338.77	330.48	325.64
Interest income from investments and related derivatives	151.68	169.87	171.76
Income from other debt securities	3.73	3.85	3.95
Borrowing expenses	(165.91)	(154.75)	(191.14)
Net interest income	328.27	349.45	310.21
Provision for impairment on loans (principal and charges)	(65.42)	(18.02)	(41.14)
Provision for impairment on investments	0.43	0.75	9.95
Realized and unrealised fair value gains/(losses) (Borrowings, investments and derivatives)	(49.51)	(29.83)	34.11
Translation (losses)/gains	14.61	(4.07)	13.33
Other income	1.28	(16.09)	(23.48)
Net Operational Income	229.66	282.19	302.98

FY 2015 vs. FY 2014

Interest income from loans increased by 2.51 percent to UA 338.77 million while income from other debt securities decreased slightly to UA 3.73 million compared to UA 3.85 million. The fall in investment income during the year is due to the low rates environment in 2015.

During the year, there was a write back of impairment on investments of UA 0.43 million compared to a write-back of UA 0.75 million in 2014. Other items that affected income in 2015 included: a) provision for impairment on loans and charges receivable of UA 65.42 million compared to UA 18.02 million in 2014; and b) realized and unrealised losses on investment portfolio, borrowings and derivatives amounting to UA 49.51 million compared to realized and unrealised losses of UA 29.83 million in 2014. However there was a translation gain of UA 14.61 million in 2015 compared to translation losses of UA 4.07 million in 2013.

FY 2014 vs. FY 2013

Net interest income increased by UA 39.24 million in 2014 as compared to 2013. Interest income on loans increased by UA 4.84 million in 2014 compared to 2013. The Bank also earned income of UA 3.85 million (2013: UA 3.95 million) on investments in debt instruments issued by entities in its regional member countries. Investment income decreased during the year due to the low interest rates.

During the year, there was a write back of impairment on investments of UA 0.74 million compared to a write-back of UA 9.95 million in 2013. Other items that affected income in 2014 included: a) provision for impairment on loans and charges receivable of UA 18.02 million compared to UA 41.14 million in 2013; b) realized and unrealised losses on investment portfolio, borrowings and derivatives amounting to UA 67.29 million compared to realized and unrealised losses of UA 11.20 million in 2013; and c) translation losses of UA 4.07 million in 2014 compared to translation gains of UA 13.33 million in 2013. The Bank had other miscellaneous income of UA 21.37 million in 2014 compared to an income of UA 21.83 million in 2013.

Non-interest expenses

Non-interest expenses include the administrative expenses, provisions for the depreciation of property, equipment, intangible assets and other sundry expenses. Total administrative expenses relate to the expenses incurred on behalf of the ADF, the NTF and for the operations of the Bank itself. The ADF and NTF reimburse the Bank for their share of

34

the total administrative expenses, based on an agreed-upon cost-sharing formula. Table below shows the breakdown of the net non-interest expenses for the last three years.

(In UA Million)	2015	2014	2013
Personnel Expenses	250.67	295.50	261.22
Other expenses	72.62	76.59	76.02
Total Administrative Expenses	323.29	372.09	337.24
Reimbursable by ADF	(200.93)	(248.57)	(225.87)
Reimbursable by NTF	(0.36)	(0.37)	(0.40)
Net Administrative Expenses	121.99	123.15	110.97
Depreciation – Property, equipment and intangible assets	9.05	7.60	6.78
Sundry (income)/expenses	5.44	(0.26)	4.90
Net non-interest expense	136.49	130.50	122.65

FY 2015 vs. FY 2014

Net non-interest expenses which mainly consist of personnel expenses increased from UA 130.50 million in 2014 to UA 136.49 million in 2015. Total Bank Group administrative expenses decreased from UA 372.09 million in 2014 to UA 323.29 million in 2015. Total manpower expenses decreased by UA 44.83 million (i.e. -15.17 percent) from UA 295.50 million in 2014 to UA 250.67 million in 2015. Other administrative expenses decreased by 5.18 percent from UA 76.59 million in 2014 to UA 72.62 million in 2015 due to lower expenses incurred for the operations of the Bank. The Bank’s share of the total administrative expenses decreased by UA 1.16 million, or 0.94 percent, from UA 123.15 million in 2014 to UA 121.99 million in 2015.

FY 2014 vs. FY 2013

Net non-interest expenses which mainly consist of personnel expenses increased from UA 122.65 million in 2013 to UA 130.50 million in 2014. Total Bank Group administrative expenses increased from UA 337.24 million in 2013 to UA 372.09 million in 2014. Total manpower expenses increased by UA 34.28 million (i.e. 13.12 percent) from UA 261.22 million in 2013 to UA 295.50 million in 2014. This was mainly due to expenses related to the Bank’s return to its Headquarters. Other administrative expenses decreased slightly from UA 76.02 million in 2013 to UA 76.59 million in 2014; the Bank’s share of the total administrative expenses increased by UA 12.18 million, or 10.98 percent, from UA 110.97 million in 2013 to UA 123.15 million in 2014.

Financial Condition

The Bank’s reserves increased slightly to UA 2,921.24 million, 3.76 percent higher from 2014. Net income after distributions approved by the Board of Governors was a loss of UA 30.84 million compared to a gain of UA 31.69 million in 2014. Distributions approved by the Board of Governors charged to income in 2015 was UA 124.0 million compared to UA 120.0 million in 2014.

35

REPORT OF THE EXTERNAL AUDITORS FOR 2015 AND ADB FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2015 and 2014

36

KPMG

KPMG Audit
Tour EQHO
2 Avenue Gambetta
CS 60055
92066 Paris la Défense Cedex
France

Telephone: +33 (0)1 55 68 68 68
Telefax: +33 (0)1 55 68 73 00
Internet: www.kpmg.fr

African Development Bank
Avenue Joseph Anoma
01 BP 1387 Abidjan 01
Côte d'Ivoire

Year ended 31 December 2015

We have audited the accompanying financial statements of the African Development Bank (the Bank) which comprise the balance sheet as at 31 December 2015 and the income statement, the statement of comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes as set out in notes A to V.

The financial statements have been prepared in accordance with International Financial Reporting Standards, for the purpose of submitting approved and audited financial statements to the Board of Governors as required by Article 32(d) of the Agreement establishing the Bank. This report is made solely to the Bank's Board of Governors, as a body, in accordance with Article 32(d) of the Agreement establishing the Bank. Our audit work has been undertaken so that we might state to the Bank's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and the Bank's members as a body, for our audit work, for this report, or for the opinions we have formed.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

KPMG S.A.
Société française membre du réseau KPMG
constitué de cabinets indépendants adhérents de
KPMG International Coopérative, une entité de droit suisse.

Société anonyme d'expertise
comptable et de commissariat
aux comptes à directoire et
conseil de surveillance.
Inscrite au Tableau de l'Ordre
à Paris sous le n° 14-30080101
et à la Compagnie Régionale
des Commissaires aux Comptes
de Versailles.

Headquarters:
KPMG S.A.
Tour Eqho
2 avenue Gambetta
92066 Paris la Défense Cedex
Capital : 5 497 100 €.
Code APE 6920Z
775 726 417 R.C.S. Nanterre
TVA Union Européenne
FR 77 775 726 417

37

KPMG

African Development Bank
Independent Auditor's Report to the Board of Governors of the African Development Bank

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Bank as at 31 December 2015, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Paris La Défense, 30 March 2016

KPMG Audit
A division of KPMG S.A.

Valéry Foussé
Partner

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BALANCE SHEET AS AT 31 DECEMBER 2015 (UA thousands – Note B)
ASSETS		31 DECEMBER 2015	31 DECEMBER 2014

CASH		1,214,608	406,709

DEMAND OBLIGATIONS		3,801	3,801

SECURITIES PURCHASED UNDER RESALE AGREEMENTS		-	34,511

TREASURY INVESTMENTS (Note F)		8,392,261	7,341,624

DERIVATIVE ASSETS (Note G)		1,454,625	1,143,678

NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL (Note H)		271	739

ACCOUNTS RECEIVABLE
Accrued income and charges receivable on loans (Note I)	196,979		190,662
Other accounts receivable	292,558		449,497
		489,537	640,159

DEVELOPMENT FINANCING ACTIVITIES
Loans, net (Notes D & I)	12,868,547		12,496,518
Hedged loans – Fair value adjustment (Note G)	79,837		112,704
Equity participations (Note J)	703,268		596,818
Other securities (Note K)	46,423		94,111
		13,698,075	13,300,151
OTHER ASSETS
Property, equipment and intangible assets (Note L)	92,828		78,834
Miscellaneous	731		626
		93,559	79,460

TOTAL ASSETS		25,346,737	22,950,832

The accompanying notes to the financial statements form part of this statement.

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LIABILITIES & EQUITY		31 DECEMBER 2015	31 DECEMBER 2014

ACCOUNTS PAYABLE
Accrued financial charges	177,155		261,564
Other accounts payable	1,155,228		950,249
		1,332,383	1,211,813

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE		-	429,317

DERIVATIVE LIABILITIES (Note G)		1,084,992	853,735

BORROWINGS (Note M)
Borrowings at fair value	15,851,251		13,481,627
Borrowings at amortized cost	598,014		894,326
		16,449,265	14,375,953

EQUITY (Note N)
Capital
Subscriptions paid	3,727,691		3,438,232
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(168,842)		(173,538)
Subscriptions paid (net of CEAS)	3,558,849		3,264,694

Reserves	2,921,248		2,815,320
Total equity		6,480,097	6,080,014

TOTAL LIABILITIES & EQUITY		25,346,737	22,950,832

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INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2015 (UA thousands – Note B)
	2015	2014

OPERATIONAL INCOME & EXPENSES
Income from:
Loans (Note O)	350,207	342,128
Investments and related derivatives (Note O)	122,213	132,414
Equity investments (Dividends)	15,050	6,335
Other securities	3,734	3,851
Total income from loans and investments	491,204	484,728

Borrowing expenses (Note P)
Interest and amortized issuance costs	(346,134)	(375,961)
Net interest on borrowing-related derivatives	180,219	221,207
Unrealized losses on borrowings, related derivatives and others	(49,516)	(29,830)

Net impairment charge (Note I)
Loan principal	(51,577)	(1,566)
Loan charges	(13,848)	(16,451)
Provision for impairment on equity investments (Note J)	433	748
Translation gains/(losses)	14,605	(4,071)
Other income	4,266	3,391
Net operational income	229,652	282,195

OTHER EXPENSES
Administrative expenses (Note Q)	(121,999)	(123,157)
Depreciation – Property, equipment and intangible assets (Note L)	(9,052)	(7,608)
Sundry (expenses)/income	(5,441)	262
Total other expenses	(136,492)	(130,503)

Income before distributions approved by the Board of Governors	93,160	151,692

Distributions of income approved by the Board of Governors (Note N)	(124,000)	(120,000)

NET (LOSS)/INCOME FOR THE YEAR	(30,840)	31,692

The accompanying notes to the financial statements form part of this statement.

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STATEMENT OF COMPREHENSIVE INCOME FOR THE YEAR ENDED 31 DECEMBER 2015 (UA thousands – Note B)
	2015	2014

NET (LOSS)/INCOME FOR THE YEAR	(30,840)	31,692

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Net gains on financial assets at fair value through “other comprehensive income”	38,214	20,596
Unrealized gain/(loss) on fair-valued borrowings arising from “own credit”	73,058	(32,136)
Remeasurements of defined benefit liability	25,496	(61,713)
Total items that will not be reclassified to profit or loss	136,768	(73,253)
Total other comprehensive income	136,768	(73,253)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	105,928	(41,561)

The accompanying notes to the financial statements form part of this statement.

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STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2015 (UA thousands – Note B)
			Reserves
	Capital Subscriptions Paid	Cumulative Exchange Adjustment on Subscriptions	Retained Earnings	Remeasurement of Defined Benefit Plan	Net Gains on Financial Assets at Fair value through Other Comprehensive Income	Unrealized Gains/ (Losses) on Fair-Valued Borrowings Arising from "Own Credit”	Total Equity
BALANCE AT 1 JANUARY 2014	3,147,084	(172,654)	2,964,743	(213,145)	42,725	62,558	5,831,311

Net income for the year	-	-	31,692	-	-	-	31,692

Other comprehensive income
Net gains on financial assets at fair value through “other comprehensive income”	-	-	-	-	20,596	-	20,596
Unrealized losses on fair-valued borrowings arising from "own credit"	-	-	-	-	-	(32,136)	(32,136)
Remeasurement of defined benefit liability	-	-	-	(61,713)	-	-	(61,713)
Total other comprehensive income	-	-	-	(61,713)	20,596	(32,136)	(73,253)
Net increase in paid-up capital	291,148	-	-	-	-	-	291,148
Net conversion losses on new subscriptions	-	(884)	-	-	-	-	(884)
BALANCE AT 31 DECEMBER 2014 AND 1 JANUARY 2015	3,438,232	(173,538)	2,996,435	(274,858)	63,321	30,422	6,080,014

Net loss for the year	-	-	(30,840)	-	-	-	(30,840)

Other comprehensive income
Net gains on financial assets at fair value through “other comprehensive income”	-	-	-	-	38,214	-	38,214
Unrealized gains on fair-valued borrowings arising from "own credit"	-	-	-	-	-	73,058	73,058
Remeasurement of defined benefit liability	-	-	-	25,496	-	-	25,496
Total other comprehensive income	-	-	-	25,496	38,214	73,058	136,768
Net increase in paid-up capital	289,459	-	-	-	-	-	289,459
Net conversion gains on new subscriptions	-	4,696	-	-	-	-	4,696
BALANCE AT 31 DECEMBER 2015	3,727,691	(168,842)	2,965,595	(249,362)	101,535	103,480	6,480,097

The accompanying notes to the financial statements form part of this statement.

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STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER, 2015 (UA thousands – Note B)
	2015	2014
CASH FLOWS FROM:

OPERATING ACTIVITIES:
Net (loss)/income	(30,840)	31,692

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	9,052	7,608
Provision for impairment on loan principal and charges	65,425	18,017
Unrealized losses on investments and related derivatives	32,290	35,333
Amortization of discount or premium on treasury investments at amortized cost	3,902	(2,767)
Provision for impairment on equity investments	(433)	(748)
Amortization of borrowing issuance costs	(14,129)	2,971
Unrealized losses on borrowings, related derivatives and others	65,443	27,195
Translation (gains)/losses	(14,605)	4,071
Share of profits in associate	394	633
Net movements in derivatives	27,618	146,574
Changes in accrued income on loans	(9,247)	(21,612)
Changes in accrued financial charges	(84,407)	(170,779)
Net change in reverse repurchase agreements and cash collateral on securities borrowed	(394,806)	394,806
Changes in other receivables and payables	414,026	289,538
Net cash provided by operating activities	69,683	762,532

INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:
Disbursements on loans	(1,619,171)	(1,938,532)
Repayments of loans	927,930	795,557
Investments maturing after 3 months of acquisition:
Investments at amortized cost	(208,427)	(420,879)
Investments at fair value through profit and loss	234,559	(826,847)
Acquisition of fixed assets	(23,740)	(45,837)
Disposal of fixed assets	695	67
Disbursements on equity participations	(76,238)	(68,515)
Repayments on equity participations	17,400	32,664
Net cash used in investing, lending and development activities	(746,992)	(2,472,322)

FINANCING ACTIVITIES:
New borrowings	5,484,651	4,515,243
Repayments on borrowings	(3,312,314)	(3,688,517)
Cash from capital subscriptions	294,155	290,264
Net cash provided by financing activities	2,466,492	1,116,990

Effect of exchange rate changes on cash and cash equivalents	(35,989)	(24,039)
Increase/(decrease) in cash and cash equivalents	1,753,194	(616,839)
Cash and cash equivalents at the beginning of the year	650,681	1,267,520
Cash and cash equivalents at the end of the year	2,403,875	650,681

COMPOSED OF:
Investments maturing within 3 months of acquisition:
Investments at fair value through profit and loss	1,189,267	243,972
Cash	1,214,608	406,709
Cash and cash equivalents at the end of the year	2,403,875	650,681

SUPPLEMENTARY DISCLOSURE:
1. Operational cash flows from interest and dividends:
Interest paid	(250,322)	(325,533)
Interest received	488,793	477,439
Dividend received	15,050	6,165
2. Movement resulting from exchange rate fluctuations:
Loans	281,278	92,075
Borrowings	(64,417)	209,017
Currency swaps	(151,274)	(220,261)

The accompanying notes to the financial statements form part of this statement.

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NOTES TO THE FINANCIAL STATEMENTS

YEAR ENDED 31 DECEMBER 2015

NOTE A -	OPERATIONS AND AFFILIATED ORGANIZATIONS

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank’s headquarters is located in Abidjan, Côte d’Ivoire. The Bank finances development projects and programs in its regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. The ADB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the ADB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank’s regional members, to promote cooperation and increased international trade particularly among the Bank’s members, and to provide financing on concessional terms for such purposes.

In accordance with Article 57 of the Agreement Establishing the Bank, the Bank, its property, other assets, income and its operations and transactions shall be exempt from all taxation and customs duties. The Bank is also exempt from any obligation to pay, withhold or collect any tax or duty.

NOTE B -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Bank’s individual financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The significant accounting policies applied by the Bank in the preparation of the financial statements are summarized below.

Revenue Recognition

Interest income is accrued and recognized based on the effective interest rate for the time such instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset’s net carrying amount.

Income from investments includes realized and unrealized gains and losses on financial instruments measured at fair value through profit or loss.

Dividends are recognized in income statement when the Bank’s right to receive the dividends is established in accordance with IAS 18 – Revenue.

Functional and Presentation Currencies

The Bank conducts its operations in the currencies of its member countries. As a result of the application of IAS 21 revised, “The Effects of Changes in Foreign Exchange Rates”, the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective 1 January 2005, as it was concluded that the UA most faithfully represented the aggregation of economic effects of events, conditions and the underlying transactions of the Bank conducted in different currencies. The UA is also the currency in which the

45

financial statements are presented. The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

Currency Translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. The rates used for translating currencies into UA at 31 December 2015 and 2014 are reported in Note V-1. Non-monetary assets and liabilities are translated into UA at historical rates. Translation differences are included in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. The translation difference relating to payments of capital subscriptions is reported in the financial statements as the Cumulative Exchange Adjustment on Subscriptions (CEAS). This is composed of the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt. When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

Member Countries’ Subscriptions

Although the Agreement establishing the ADB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any indicated to the Bank that it intends to do so. The stability in the membership reflects the fact that the members are African and non-African countries, committed to the purpose of the Bank to contribute to the sustainable economic development and social progress of its Regional Member Countries individually and jointly. Accordingly, as of 31 December 2015, the Bank did not expect to distribute any portion of its net assets due to member country withdrawals.

In the unlikely event of a withdrawal by a member, the Bank shall arrange for the repurchase of the former member’s shares. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as “the termination date”. The Bank may partially or fully offset amounts due for shares purchased against the member’s liabilities on loans and guarantees due to the Bank. The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding. If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined. In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

Were a member to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank’s financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Furthermore, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date.

If the Bank were to terminate its operations, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members’ callable capital, before any distribution could be made to any member country. Such distribution is subject to the prior decision of the Board of Governors of the Bank and would be based on the pro-rata share of each member country.

Employee Benefits

1)	Pension Obligations

The Bank operates a contributory defined benefit pension plan for its employees. The Staff Retirement Plan (SRP) provides benefit payments to participants upon retirement. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors

46

such as accrual rate, age, contribution years of service and average remuneration. An actuarial valuation of the cost of providing benefits for the SRP is determined using the Projected Unit Credit Method. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments. Actuarial gains and losses as well as the differences between expected and real returns on assets are recognized immediately in other comprehensive income in the year they occur. When benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The pension liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank’s defined benefit obligations, net of the fair value of plan assets.

2)	Post-Employment Medical Benefits

The Bank operates a contributory defined Medical Benefit Plan (MBP), which provides post-employment healthcare benefits to eligible former staff, including retirees. Membership of the MBP includes both staff and retirees of the Bank. The entitlement to the post-retirement healthcare benefit is usually conditional on the employee contributing to the Plan up to retirement age and the completion of a minimum service period. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the income statement. The MBP Board, an independent body created by the Bank, determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members. Actuarial gains and losses as well as the difference between expected and real return on assets are recognized immediately in other comprehensive income in the year they occur. The medical plan liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank’s post-employment medical benefit obligations, net of the fair value of plan assets.

Further details and analysis of the Bank’s employee benefits are included in Note R – Employee Benefits.

Financial Instruments

Financial assets and financial liabilities are recognized on the Bank’s balance sheet when the Bank assumes related contractual rights or obligations.

1)	Financial Assets

In accordance with IFRS 9, the Bank manages its financial assets in line with the applicable business model and, accordingly, classifies its financial assets into the following categories: financial assets at amortized cost; financial assets at fair value through profit or loss (FVTPL); and financial assets at fair value through other comprehensive income (FVTOCI). In line with the Bank’s business model, financial assets are held either for the stabilization of income through the management of net interest margin or for liquidity management. The Bank’s investments in the equity of enterprises, whether in the private or public sector is for the promotion of economic development of its member countries and not for trading to realize fair value changes. Management determines the classification of its financial assets at initial recognition.

i)	Financial Assets at Amortized Cost

A financial asset is classified as at ‘amortized cost’ only if the asset meets two criteria: the objective of the Bank’s business model is to hold the asset to collect the contractual cash flows; and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in debt investment are considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

If either of the two criteria above is not met, the financial asset is classified as at fair value through profit or loss.

Financial assets at amortized cost include some loans and receivables on amounts advanced to borrowers and certain debt investments that meet the criteria of financial assets at amortized cost. Receivables comprise demand obligations, accrued income and receivables from loans and investments and other amounts receivable. Loans and receivables meeting the two criteria above are carried at amortized cost using the effective interest method.

47

Loan origination fees are deferred and recognized over the life of the related loan as an adjustment of yield. The amortization of loan origination fee is included in income from loans.

Loans that have a conversion option that could potentially change the future cash flows to no longer represent solely payments of principal and interest are measured at FVTPL as required by IFRS 9. The fair value is determined using the expected cash flows model with inputs including interest rates and the borrower’s credit spread estimated based on the Bank’s internal rating methodology for non-sovereign loans.

Investments classified as financial assets at amortized cost include investments that are non-derivative financial assets with fixed or determinable payments and fixed maturities. These investments are carried and subsequently measured at amortized cost using the effective interest method.

ii)	Financial Assets at Fair Value through Profit or Loss (FVTPL)

Debt instruments that do not meet the amortized cost criteria as described above are measured at FVTPL. This category includes all treasury assets held for resale to realize short-term fair value changes as well as certain loans for which either of the criteria for recognition at amortized cost is not met. Gains and losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives are also categorized as financial assets at fair value through profit or loss.

In addition, debt instruments that meet amortized cost criteria can be designated and measured at FVTPL. A debt instrument may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

iii)	Financial Assets at Fair Value through Other Comprehensive Income (FVTOCI)

On initial recognition, the Bank can make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments not held for trading as financial assets measured at FVTOCI.

Equity investments are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income. The cumulative gains or losses are not reclassified to profit or loss on disposal of the investments and no impairments are recognized in the profit or loss. Dividends earned from such investments are recognized in profit and loss unless the dividends clearly represent a repayment of part of the cost of the investment.

iv)	Financial Guarantee Contracts

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for an incurred loss because a specified debtor fails to make payments when due in accordance with the terms of a specified debt instrument. The Bank issues such financial guarantees - which are not managed on a fair value basis - to its clients including banks, financial institutions and other parties. IFRS 9 require written financial guarantees that are managed on a fair value basis to be designated at fair value through profit or loss. However, financial guarantees that are not managed on a fair value basis are initially recognized in the financial statements at fair value. Subsequent to initial recognition, these financial guarantees are measured at the higher of the amount initially recognized less cumulative amortization, and to the extent a payment under the guarantee has become probable, the present value of the expected payment. Any change in the liability relating to probable expected payments resulting from guarantees is recorded in the income statement as an expense or a recovery, in line with IAS 37.

Recognition and Derecognition of Financial Assets

Purchases and sales of financial assets are recognized or derecognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired

48

or where the Bank has transferred substantially all risks and rewards of ownership.

Securities Purchased Under Resale Agreements, Securities Lent Under Securities Lending Agreements and Securities Sold Under Repurchase Agreements and Payable for Cash Collateral Received

Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are recorded at market rates. The Bank receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to counterparties under the repurchase and security lending arrangements and the securities transferred to the Bank under the resale agreements do not meet the accounting criteria for treatment as a sale. Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on the Bank balance sheet, and securities received under resale agreements are not recorded on the Bank’s balance sheet. In cases where the Bank enters into a “reverse repo” – that is, purchases an asset and simultaneously enters into an agreement to resell the same at a fixed price on a future date – a receivable from reverse repurchase agreement is recognized in the statement of financial position and the underlying asset is not recognized in the financial statements.

Cash and Cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term, highly liquid investments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

2)	Financial Liabilities
i)	Borrowings

In the ordinary course of its business, the Bank borrows funds in the major capital markets for lending and liquidity management purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank’s borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding.

In addition to long and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Borrowings not designated at fair value through profit or loss are carried on the balance sheet at amortized cost with interest expense determined using the effective interest method. Borrowing expenses are recognized in profit or loss and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest method. Borrowing activities may create exposure to market risk, most notably interest rate and currency risks.

The Bank uses derivatives and other risk management approaches to mitigate such risks. Details of the Bank’s risk management policies and practices are contained in Note D to these financial statements. Certain of the Bank’s borrowings obtained prior to 1990, from the governments of certain member countries of the Bank, are interest-free loans. In accordance with the exemption provided in the provisions of IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance, such borrowings are carried at the amounts at which they are repayable on their due dates.

ii)	Financial Liabilities at Fair Value through Profit or Loss

This category has two sub-categories: financial liabilities held for trading, and those designated at fair value through profit or loss at inception. Derivatives are categorized as held-for-trading. The Bank applies fair value designation primarily to borrowings that have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at fair value through profit or loss is made in order to significantly reduce accounting mismatches that otherwise would have arisen if the borrowings were carried on the balance sheet at amortized cost while the related swaps are carried on the balance sheet at fair value.

In accordance with IFRS 9, fair value changes for financial liabilities that are designated as at fair value through profit or loss, that is attributable to changes in the Bank’s “own credit” risk is recognized in other comprehensive

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income. Changes in fair value attributable to the Bank’s credit risk are not subsequently reclassified to profit or loss.

iii)	Other Liabilities

All financial liabilities that are not derivatives or designated at fair value through profit or loss are recorded at amortized cost. The amounts include certain borrowings, accrued finance charges on borrowings and other accounts payable.

Financial liabilities are derecognized when they are discharged or canceled or when they expire.

Derivatives

The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. These instruments are mainly cross-currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the debt the Bank issues. This economic relationship is established on the date the debt is issued and maintained throughout the terms of the contracts. The interest component of these derivatives is reported as part of borrowing expenses.

The Bank classifies all derivatives at fair value, with all changes in fair value recognized in the income statement. When the criteria for the application of the fair value option are met, then the related debt is also carried at fair value with changes in fair value recognized in the income statement.

The Bank assesses its hybrid financial assets (i.e. the combined financial asset host and embedded derivative) in its entirety to determine their classification. A hybrid financial asset is measured at amortized cost if the combined cash flows represent solely principal and interest on the outstanding principal; otherwise it is measured at fair value. As at 31 December 2015, the Bank had hybrid financial assets that were measured at fair value in accordance with IFRS 9.

Derivatives embedded in financial liabilities or other non-financial host contracts are treated as separate derivatives when their risks and characteristics were not closely related to those of the host contract and the host contract was not carried at fair value with unrealized gains or losses reported in profit or loss. Such derivatives are stripped from the host contract and measured at fair value with unrealized gains and losses reported in profit or loss.

Derivative Credit Valuation and Debit Valuation Adjustment (CVA/DVA)

Valuation adjustment for counterparty risk (CVA/DVA) is recognized on derivative financial instruments to reflect the impact on fair value of counterparty credit risk and the Bank’s own credit quality. This adjustment takes into account the existing compensating agreements for each of the counterparties. The CVA is determined on the basis of the expected positive exposure of the Bank vis-à-vis the counterparty, the probability of default of the counterparty, recovery rates, and the amount of loss in case of a default, on a counterparty basis. The DVA is calculated in a symmetric way on the basis of the expected negative exposure. These calculations are recognized on the life of the potential exposure, and concentrates on the use of observable and relevant market data.

Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge the interest rate risk exposure associated with its fixed rate loans. Under fair value hedge accounting, the change in the fair value of the hedging instrument and the change in the fair value of the hedged item attributable to the hedged risk are recognized in the income statement.

At inception of the hedge, the Bank documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Bank documents whether the hedging instrument is highly effective in offsetting changes in fair values of the hedged item attributable to the hedged risk. Hedge accounting is discontinued when the Bank’s risk management objective for the hedging relationship has changed, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting.

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The cumulative fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to profit or loss from that date.

Impairment of Financial Assets

Assets Carried at Amortized Cost

The Bank first assesses whether objective evidence of impairment exists individually for financial assets. If the Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, that asset is included in a group of financial assets with similar credit characteristics and collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

If the Bank determines that there is objective evidence that an impairment loss on loans and receivables or investments carried at amortized cost has been incurred, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. For sovereign-guaranteed loans, the estimated impairment representing present value losses arises from delays that may be experienced in receiving amounts due. For non-sovereign-guaranteed loans, the impairment reflects management’s best estimate of the non-collectability, in whole or in part, of amounts due as well as delays in the receipt of such amounts.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement. If a loan or investment carried at amortized cost has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. Interest and charges are accrued on all loans including those in arrears. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Offsetting of Financial Instruments

Financial assets and liabilities are offset and reported on a net basis when there is a current legally enforceable right to off-set the recognized amount. A current legally enforceable right exists if the right is not contingent on a future event and is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties and there is an intention on the part of the Bank to settle on a net basis, or realize the asset and settle the liability simultaneously. The Bank discloses all recognized financial instruments that are set off and those subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. Information relating to financial assets and liabilities that are subject to offsetting, enforceable master netting arrangement is provided in Note D.

Fair Value Disclosure

In liquid or active markets, the most reliable indicators of fair value are quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. If the above criteria are not met, the market is regarded as being inactive. Indications that a market might be inactive include when there is a wide bid-offer spread or significant increase in the bid-offer spread or there are few or no recent transactions observed in the market. When markets become illiquid or less active, market quotations may not represent the prices at which orderly transactions would take place between willing buyers and sellers and therefore may require adjustment in the valuation process. Consequently, in an inactive market, price quotations are not necessarily determinative of fair values. Considerable judgment is required to distinguish between active and inactive markets.

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Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of financial assets and financial liabilities that are traded in active markets are based on quoted market prices or dealer price quotations. For all other financial instruments the Bank measures fair values using other valuation techniques that incorporate the maximum use of market data inputs.

The objective of the valuation techniques applied by the Bank is to arrive at a reliable fair value measurement.

Other valuation techniques include net present value, discounted cash flow analysis, option pricing models, comparison to similar instruments for which market observable prices exists and other valuation models commonly used by market participants. Assumptions and inputs used in valuation techniques include risk free and benchmark interest rates, credit spreads and other premiums used in estimating discount rates, bond and equity prices, foreign currency exchange rates and expected price volatilities and correlations.

The Bank uses widely recognized valuation models for measuring the fair value of common and more simple financial instruments, like interest rate and currency swaps that use only observable market data and require little management judgment and estimation. Availability of observable market prices and model inputs reduces the need for management judgment and estimation and also reduces the uncertainty associated with the measurement of fair value. Observable market prices and inputs available vary depending on the products and markets and are subject to changes based on specific events and general conditions in the financial markets.

Where the Bank measures portfolios of financial assets and financial liabilities on the basis of net exposures, it applies judgment in determining appropriate portfolio level adjustments such as bid-ask spread. Such judgments are derived from observable bid-ask spreads for similar instruments and adjusted for factors specific to the portfolio.

The following three hierarchical levels are used for the measurement of fair value:

Level 1: Quoted prices in active markets for the same instrument (i.e. without modification or repackaging).

Level 2: Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data. Included in this category are instruments valued using: quoted market prices in active markets for similar instruments, quoted prices for identical or similar instruments in markets that are considered less than active, or other valuation techniques where all significant inputs are directly or indirectly observable from market data.

Level 3: Valuation techniques for which significant input is not based on observable market data and the unobservable inputs have a significant effect on the instrument’s valuation. Instruments that are valued based on quoted market prices for similar instruments where significant unobservable adjustments or assumptions are required to reflect differences between the instruments are included in this category.

The level in the fair value hierarchy within which the fair value measurement is categorised in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement. A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price.

The methods and assumptions used by the Bank in measuring the fair values of financial instruments are as follows:

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

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Borrowings: The fair values of the Bank’s borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using LIBOR market-determined discount curves adjusted by the Bank’s credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank’s new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews. When a determination is made that the market for an existing borrowing is inactive or illiquid, appropriate adjustments are made to the relevant observable market data to arrive at the Bank’s best measure of the price at which the Bank could have sold the borrowing at the balance sheet date.

For borrowings on which the Bank has elected fair value option, the portion of fair value changes on the valuation of borrowings relating to the credit risk of the Bank is reported in Other Comprehensive Income in accordance with IFRS 9.

Equity Investments: The Bank holds direct equity in various enterprises and private funds which may be listed or unlisted. All equity investments held by the Bank are measured at fair value in line with IFRS 9. Where, as in the case of private funds, the underlying assets are periodically valued by fund managers or independent valuation experts using market practices, Management has concluded that these valuations are representative of fair value. Where such valuations are unavailable, the percentage of the Bank’s ownership of the net asset value of such funds is deemed to approximate the fair value of the Bank’s equity participation. The fair value of investments in listed enterprises is based on the latest available quoted bid prices. For equity investments in unlisted entities the fair value is assessed using appropriate methods, which maximize the use of relevant observable inputs for example, discounted cash flows.

Derivative Financial Instruments: The fair values of derivative financial instruments are based on market quotations when possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses valuation tools based on industry standard pricing models and valuation techniques to value derivative financial instruments. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank’s financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its sovereign loans, nor does it believe there is a comparable market for these loans. The Bank’s loan assets, except for those at fair value, are carried on the balance sheet at amortized cost. The fair value of loans carried at amortized cost are reported in these financial statements for disclosure purposes only and represents Management’s best measures of the present value of the expected cash flows of these loans. The fair valuation of loans has been measured using a discounted cash flow model based on year-end market lending rates in the relevant currency including impairment, when applicable, and credit spreads for non-sovereign loans. In arriving at its best estimate Management makes certain assumptions about the unobservable inputs to the model, the significant ones of which are the expected cash flows and the discount rate. These are regularly assessed for reasonableness and impact on the fair value of loans. An increase in the level of forecast cash flows in subsequent periods would lead to an increase in the fair value and an increase in the discount rate used to discount the forecast cash flows would lead to a decrease in the fair value of loans. Changes in fair value of loans carried at fair value through profit and loss are reported in the income statement. The estimated fair value of loans is disclosed in Note I.

Valuation Processes Applied by the Bank

The fair value measurements of all qualifying treasury investments, borrowings, loans and equity investments are reported to and reviewed by the Assets & Liabilities Management Committee (ALCO) in line with the Bank’s financial reporting policies.

Where third-party information from brokers or pricing experts are used to measure fair value, documents are independently assessed and the evidence obtained from the third parties to support the conclusions.

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The assessment and documentation involves ensuring that (i) the broker or pricing service provider is duly approved for use in pricing the relevant type of financial instrument, (ii) the fair value arrived at reasonably represents actual market transactions, (iii) where prices for similar instruments have been adopted, that the same have been, where necessary, adjusted to reflect the characteristics of the instrument subject to measurement and where a number of quotes for the same financial instrument have been obtained, fair value has been properly determined using those quotes.

Day One Profit and Loss

The fair value of a financial instrument at initial recognition is based on fair value as defined under IFRS 13. A gain or loss may only be recognized on initial recognition of a financial instrument if the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. On initial recognition, a gain or loss may not be recognized when using a fair value which is not defined under IFRS 13. The Bank only recognizes gains or losses after initial recognition to the extent that they arise from a change in a factor (including time) that market participants would consider in setting a price.

The Bank holds financial instruments, some maturing after more than ten years, where fair value is not based on quoted prices in an active market at the measurement date. Such financial instruments are initially recognized at the transaction price, although the value obtained from the relevant market participants may differ. The difference between the transaction price and the fair value measurement that is not evidenced by a quoted price in an active market or by a valuation technique that uses only observable market data, commonly referred to as “day one profit and loss”, is either: (a) amortized over the life of the transaction; or (b) deferred until the instrument’s fair value can be measured using market observable inputs or is realized through settlement. The financial instrument is subsequently measured at fair value, adjusted for the deferred day one profit and loss. Subsequent changes in fair value are recognized immediately in the income statement without immediate reversal of deferred day one profits and losses.

Investment in Associate

Under IAS 28, “Investments in Associates and Joint Ventures”, the ADF and any other entity in which the Bank has significant influence are considered associates of the Bank. An associate is an entity over which the Bank has significant influence, but not control, over the entity’s financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note J. IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The investor’s share of the profit or loss of the investee is recognized in the investor’s income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At 31 December 2015, such subscriptions cumulatively represented less than 1 percent of the economic interest in the capital of the ADF.

Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, IAS 28 require that the equity method be used to account for the Bank’s investment in the ADF. Furthermore, in accordance with IAS 36, the net investment in the ADF is assessed for impairment. Cumulative losses as measured under the equity method are limited to the investment’s original cost as the ADB has not guaranteed any potential losses of the ADF.

Property and Equipment

Property and equipment is measured at historical cost less depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement when they are incurred.

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Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. The estimated useful lives are as follows:

•	Buildings: 15-20 years
•	Fixtures and fittings: 6-10 years
•	Furniture and equipment: 3-7 years
•	Motor vehicles: 5 years

The residual values and useful lives of assets are reviewed periodically and adjusted if appropriate. Assets that are subject to amortization are reviewed annually for impairment. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to disposal and its value in use. Gains and losses on disposal are determined as the difference between proceeds and the asset’s carrying amount and are included in the income statement in the period of disposal.

Intangible Assets

Intangible assets include computer systems software and are stated at historical cost less amortization. An intangible asset is recognized only when its cost can be measured reliably and it is probable that the expected future economic benefits attributable to it will flow to the Bank. Amortization of intangible assets is calculated using the straight-line method to write down the cost of intangible assets to their residual values over their estimated useful lives of 3-5 years.

Leases

The Bank has entered into several operating lease agreements, including those for its offices in certain member countries. Under such agreements, all the risks and benefits of ownership are effectively retained by the lessor. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Benefits received and receivable as an incentive to enter into an operating lease are also recognized on a straight-line basis over the lease term. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which the termination takes place.

Allocations and Distributions of Income Approved by the Board of Governors

In accordance with the Agreement establishing the Bank, the Board of Governors is the sole authority for approving allocations from income to surplus account or distributions to other entities for development purposes. Surplus consists of earnings from prior years which are retained by the Bank until further decision is made on their disposition or the conditions of distribution for specified uses have been met. Distributions of income for development purposes are reported as expenses on the Income Statement in the year of approval. Distributions of income for development purposes may be funded from amounts previously transferred to surplus account or from the current year’s income.

Retained Earnings

Retained earnings of the Bank consist of amounts allocated to reserves from prior years’ income, balance of amounts allocated to surplus after deducting distributions approved by the Board of Governors, unallocated current year’s net income, and expenses recognized directly in equity as required by IFRS.

Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the preparation of financial statements in conformity with IFRS, Management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

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The most significant judgments and estimates are summarized below:

1)	Significant Judgments

The Bank’s accounting policies require that assets and liabilities be designated at inception into different accounting categories. Such decisions require significant judgment and relate to the following circumstances:

Fair Value through Profit and Loss – In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that such assets or liabilities meet the criteria for this classification.

Amortized Cost and Embedded Derivatives – The Bank follows the guidance of IFRS 9 on classifying financial assets and those with embedded derivatives in their entirety as at amortized cost or fair value through profit or loss. In making this judgment, the Bank considers whether the cash flows of the financial asset are solely payment of principal and interest on the principal outstanding and classifies the qualifying asset accordingly without separating the derivative.

Consolidation – The Bank follows the guidance of IFRS 10 in ascertaining if there are any entities that it controls, and that may require consolidation.

2)	Significant Estimates

The Bank also uses estimates for its financial statements in the following circumstances:

Impairment Losses on Financial Assets Measured at Amortized Cost – At each financial statements reporting date, the Bank reviews its financial assets measured at amortized cost for impairment. The Bank first assesses whether objective evidence of impairment exists for individual assets. If such objective evidence exists, impairment is determined by discounting expected future cash flows using the asset’s original effective interest rate and comparing this amount to the asset’s net carrying amount. Determining the amount and timing of future cash flows on impaired assets requires significant judgment. If the Bank determines that no objective evidence of impairment exists for an individually assessed asset, that asset is included in a group of assets with similar credit characteristics and collectively assessed for impairment. Objective evidence of impairment for a group of assets may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group, or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Fair Value of Financial Instruments – The fair value of financial instruments that are not quoted in active markets is measured by using valuation techniques. Where valuation techniques (for example, models) are used to measure fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All valuation models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability. The determination of what constitutes ‘observable’ requires significant judgment by the Bank.

Post-employment Benefits – The present value of retirement benefit obligations is sensitive to the actuarial and financial assumptions used, including the discount rate. At the end of each year, the Bank determines the appropriate discount rate and other variables to be used to determine the present value of estimated future pension obligations. The discount rate is based on market yields at the end of the year of high-quality corporate bonds in the currencies comprising the Bank’s UA, and the estimates for the other variables are based on the bank best judgment.

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Events After the Reporting Period

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date, but do not result in an adjustment of the financial statements themselves, are disclosed.

Reclassification and Restatement

Certain reclassifications of prior year’s amounts have been made to conform to the presentation in the current year. These reclassifications did not affect prior year’s reported result.

NOTE C -	THE EFFECT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

Standards, Amendments and Interpretations issued but not yet effective

At the date of issue of these financial statements, various International Financial Reporting Standards issued by the IASB were not yet effective for application and had not been applied in preparing these financial statements. The new standards which are expected to be relevant to the Bank are discussed briefly below:

IFRS 15 Revenues from Contracts with Customers

IFRS 15 was issued in May 2014 and applies to annual reporting periods beginning on or after 1 January 2017. It specifies how and when entities should recognize revenue from contracts with customers as well as the required disclosures in the financial statements. The standard provides a single, principles-based five-step model to be applied to all contracts with customers.

The Bank has determined that the standard is not applicable to its operations as its contracts with customers are accounted for under IFRS 9.

IFRS 9: Financial Instruments

The Bank has already adopted phase 1 of the IFRS 9 with effect from 1 January 2011. Phase 2, which is the final version of IFRS 9 was issued on 24 July 2014 and is effective for annual periods beginning on or after 1 January 2018. The revisions in the final phase of this standard introduce a third classification and measurement category for financial assets, namely fair value through OCI, some revisions to hedge accounting and replacement of the incurred loss model in IAS 39 with the expected credit loss impairment model. The final standard also includes the guidance for financial liabilities, as previously issued to the effect that there is no subsequent recycling of realized gains or losses on “own credit” from OCI to profit and loss.

Although preliminary indications are that the Bank will be affected by the new standard, the Bank is still assessing the full impact of this new pronouncement on its financial position and performance.

Annual Improvements to IFRS 2012 - 2014 Cycle

In September 2014, the IASB issued Annual Improvements to IFRS 2012-2014 Cycle. This comprises amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. These changes are effective for reporting periods beginning on or after 1 January 2016, with early adoption permitted.

The Bank is currently assessing the impact of the amendments on its financial statements.

Amendments to IAS 1: Presentation of Financial Statements

In December 2014, the IASB issued amendments to IAS 1, as part of an initiative to improve presentation and disclosure in financial reports, to further encourage reporting entities to apply professional judgement in determining what information to disclose in their financial statements and in determining where and in what order information is

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presented in the financial disclosures. The Amendments have a mandatory effective date of 1 January 2016, with earlier adoption permitted.

The Bank expects that the adoption of these amendments will not have material impact on its Financial Statements.

IFRS 16: Leases

On 13 January 2016, the IASB published IFRS 16 “Leases”, which replaces the current guidance on lease accounting in IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after 1 January 2019, with earlier application permitted. The new standard requires far-reaching changes in accounting by lessees in particular. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts. The IASB has included an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees.

Preliminary indications are that the new standard will affect the Bank. However, the full impact on the financial position and performance is still being assessed.

IAS 7 Statement of Cash flows (Amendments)

On 29 January 2016, the IASB published some revisions to IAS 7 “Statement of Cash flows” aimed at improving the effectiveness of disclosures in financial reports.  These amendments, which are effective from 1 January 2017, require entities to provide information about changes in their financing liabilities. The amendments are a response to users’ demand for information that helps them better understand and evaluate changes in liabilities arising from an entity’s financing activities, including changes from cash flows and non-cash changes (such as foreign exchange gains or losses).

Although the Bank is yet to assess the potential impact of adopting this standard, its application is not expected to have an impact on the financial position of the Bank as the new requirements merely involve additional disclosures rather than a change in measurement basis.

Based on the foregoing no new or revised financial reporting standard, applicable to the Bank, became effective in 2015.

NOTE D -	RISK MANAGEMENT POLICIES AND PROCEDURES

In carrying out its development mandate, the Bank seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, and operational risk) that are incidental but nevertheless critical to the execution of its mandate.

Risk Governance and Risk Appetite

The highest level of risk management oversight in the Bank is assured by the Board of Executive Directors, which is chaired by the President. The Board of Directors is committed to the highest standards of corporate governance. In addition to approving all risk management policies, the Board of Directors regularly reviews trends in the Bank’s risk profiles and performance to ensure compliance with the underlying policies.

Three management level committees perform monitoring and oversight roles: the Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC) and the Operations Committee (OPSCOM). The ALCO is the oversight and control organ of the Bank’s finance and treasury risk management activities. It is the Bank’s most senior management forum on finance and treasury risk management issues and is chaired by the Vice President for Finance. The Credit Risk Committee (CRC) ensures effective implementation of the Bank’s credit policies and oversees all credit risk issues related to sovereign and non-sovereign operations, prior to their submission to OPSCOM. OPSCOM is chaired by the First Vice President and Chief Operating Officer and reviews all operational activities before they are submitted to the Board of Directors for approval.

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The ALCO, CRC and OPSCOM meet on a regular basis to perform their respective oversight roles. Among other functions, the ALCO reviews regular and ad-hoc finance and treasury risk management reports and financial projections and approves proposed strategies to manage the Bank’s balance sheet. The Credit Risk Committee is responsible for end-to-end credit risk governance, credit assessments, portfolio monitoring and rating change approval amongst other responsibilities. ALCO and CRC are supported by several standing working groups that report on specific issues including country risk, non-sovereign credit risk, interest rate risk, currency risk, operational risk, financial projections, and financial products and services.

In late 2013, a Group Chief Risk Officer position was created reporting directly to the President of the Bank. Day-to-day operational responsibility for implementing the Bank’s financial and risk management policies and guidelines are delegated to the appropriate business units. The Financial Management Department and the office of the Group Chief Risk Officer are responsible for monitoring the day to-day compliance with those policies and guidelines.

The degree of risk the Bank is willing to assume to achieve its development mandate is limited by its risk-bearing capacity. This institutional risk appetite is embodied in the Bank’s capital adequacy policy and its commitment to maintain a prudent risk profile consistent with the highest credit rating. The Bank allocates its risk capital between non-core risks (10 percent), with sovereign and non-sovereign operations sharing equally the remaining balance (45 percent each).

Policy Framework

The policies, processes and procedures by which the Bank manages its risk profile continually evolve in response to market, credit, product, and other developments. The guiding principles by which the Bank manages its risks are governed by the Bank’s Capital Adequacy Policy, the General Authority on Asset Liability Management (the ALM Authority), the General Authority on the Bank’s Financial Products and Services (the FPS Authority) and the Bank’s Credit Risk Management Guidelines.

The ALM Authority is the overarching framework through which Management has been vested with the authority to manage the Bank’s financial assets and liabilities within defined parameters. The ALM Authority sets out the guiding principles for managing the Bank’s interest rate risk, currency exchange rate risk, liquidity risk, counterparty credit risk and operational risk. The ALM Authority covers the Bank’s entire array of ALM activities such as debt-funding operations and investment of liquid resources, including the interest rate and currency risk management aspects of the Bank’s lending and equity investment operations.

The FPS Authority provides the framework under which the Bank develops and implements financial products and services for its borrowers and separate guidelines prescribe the rules governing the management of credit and operational risk for the Bank’s sovereign and non-sovereign loan, guarantee and equity investment portfolios.

Under the umbrella of the FPS Authority and the ALM Authority, the President is authorized to approve and amend more detailed operational guidelines as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC) and the Operations Committee (OPSCOM).

The following sections describe in detail the manner in which the different sources of risk are managed by the Bank.

Credit Risk

Credit risk arises from the inability or unwillingness of counterparties to discharge their financial obligations. It is the potential for financial loss due to default of one or more debtors/obligors. Credit risk is the largest source of risk for the Bank arising essentially from its lending and treasury operations.

The Bank manages three principal sources of credit risk: (i) sovereign credit risk in its public sector portfolio; (ii) non-sovereign credit risk in its portfolio of non-sovereign and enclave projects; and (iii) counterparty credit risk in its portfolio of treasury investments and derivative transactions used for asset and liability management purposes. These risks are managed within an integrated framework of credit policies, guidelines and processes, which are described in more detail in the sections that follow.

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The Bank’s maximum exposure to credit risk before collateral received or other credit enhancements for 2015 and 2014 is as follows:

(Amounts in UA thousands)

Assets	2015	2014
Cash	1,214,608	406,709
Demand obligations	3,801	3,801
Securities purchased under resale agreement	-	34,511
Treasury investments at amortized cost	3,957,896	3,617,995
Treasury investments at fair value	4,434,365	3,723,629
Derivative assets	1,454,625	1,143,678
Non-negotiable instruments on account of capital	271	739
Accrued income and charges receivable on loans	425,559	416,311
Other accounts receivable	320,213	477,066
Loans	13,070,393	12,647,806
Equity participations	751,306	645,288
Other debt securities	46,423	94,111

1)     Sovereign Credit Risk

When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country’s inability or unwillingness to service its obligations to the Bank. The Bank manages country credit risk through its policies related to the quality at entry of project proposals, exposure management, including individual country exposures and overall creditworthiness of the concerned country. These include the assessment of the country’s risk profile as determined by its macroeconomic performance, debt sustainability, socio-political conditions and the conduciveness of its business environment.

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Country Exposure in Borrowing Member Countries

The Bank’s exposures as at 31 December 2015 to borrowing member countries as well as the private sector and enclave projects from its lending activities are summarized below:

(UA thousands)

Country	N° of Loans	Total Loans*	Unsigned Loan Amounts	Undisbursed Balance	Outstanding Balance	% of Total Outstanding Loans
Angola	4	893,841	64,948	395,908	432,985	3.31
Botswana	3	1,002,388	-	16,722	985,666	7.54
Cabo Verde	8	126,492	-	44,741	81,751	0.63
Cameroon	3	145,952	-	130,516	15,436	0.12
Congo	1	14,938	14,938	-	-	-
Democratic Republic of Congo	10	436,004	-	-	436,004	3.34
Egypt	15	1,965,182	-	818,962	1,146,220	8.77
Equatorial Guinea	3	56,756	-	45,789	10,967	0.08
Gabon	7	285,487	-	68,375	217,112	1.66
Kenya	1	28,538	28,538	-	-	-
Mauritius	9	460,510	-	84,216	376,294	2.88
Morocco	54	3,300,987	88,668	730,287	2,482,032	18.99
Namibia	6	362,711	208,902	71,260	82,549	0.63
Nigeria	5	752,569	-	469,067	283,502	2.17
Rwanda	1	53,741	-	53,741	-	-
Senegal	1	47,893	47,893	-	-	-
Seychelles	5	47,567	-	22,082	25,485	0.19
Somalia**	3	4,251	-	-	4,251	0.03
South Africa	8	1,689,749	-	455,724	1,234,025	9.44
Sudan** (1)	4	52,304	-	-	52,304	0.40
Swaziland	7	68,793	-	49,230	19,563	0.15
Tanzania	3	369,493	195,529	173,964	-	-
Tunisia	36	2,208,072	-	357,827	1,850,245	14.16
Uganda	2	132,926	-	132,803	123	0.00
Zambia	6	256,895	229,482	27,125	288	0.00
Zimbabwe**	12	198,313	-	-	198,313	1.52
Multinational	5	197,125	184,230	-	12,895	0.10
Total Public Sector	222	15,159,477	1,063,128	4,148,339	9,948,010	76.11
Total Private Sector	125	4,282,003	667,356	492,264	3,122,383	23.89
Total	347	19,441,480	1,730,484	4,640,603	13,070,393	100.00

* Excludes fully repaid loans and canceled loans. Trade finance and repayment guarantee related exposures are also excluded.

** Countries in non-accrual status as at 31 December 2015.

(1)	The outcome of the referendum conducted in South Sudan in January 2011 supported the creation of an independent state of South Sudan. After the split of the state of Sudan into two separate nations became effective in July 2011, the number and amounts of loans shown against Sudan in this statement would be split between the emerging states, on a basis agreed upon following the ongoing negotiations between Sudan and South Sudan. At the end of December 2015, no decision has been taken by the states of Sudan and South Sudan regarding the terms and conditions of such exchange.

Slight differences may occur in totals due to rounding.

The Bank is also exposed to some of its borrowers on account of trade finance and repayment guarantees for an amount of UA 444.43 million of which UA 167.32 million related to trade finance as at 31 December 2015.

Exposure Exchange Agreement

As part of ongoing efforts to reduce sovereign concentration risk and increase lending headroom, the African Development Bank in 2015 entered into Exposure Exchange Agreements (EEAs) with the Inter-American Development Bank (IADB) and the World Bank, both AAA-rated entities.

An EEA involves a simultaneous exchange of equivalent credit risk on defined reference portfolios of sovereign exposures, subject to each participating Multilateral Development Bank (MDB) retaining a minimum of 50 percent of the total exposure to each country that is part of the EEA.

Under the EEA, the MDB that originates the sovereign loans and buys protection continues to be the lender of record. An exposure exchange in no way affects the application of the normal sovereign sanctions policies by the buyer of protection.

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Purchased or sold credit protection pays out only upon the occurrence of certain credit events with respect to any sovereign borrower in the reference portfolio. Following a default, the seller pays compensation to the buyer for part of the unpaid interest, based on the EEA amount for the country in default at the interest rate stipulated in the agreement, currently set at USD six-month LIBOR plus 0.75 percent. The seller is only required to make principal payments to the buyer when the EEA buyer writes off or restructures part, or all, of the loans in the reference portfolio. Any principal payment made reduces the EEA amount and the coverage of the EEA for the country for which the write-off/restructuring occurs. Experience shows that MDBs hardly ever write off arrears as the said arrears always ultimately get settled. Interest payments and principal, where applicable, are made on a semi-annual basis and cannot exceed contractual payments related to the loans that are in default.

When the default event is resolved, payments made under an exposure exchange are returned to the seller of protection.

The EEAs have final maturities in 2030 with linear annual reduction of the notional amounts starting from 2025. As at 31 December 2015, the total notional amount of credit protection purchased or sold on the relevant underlying single reference entities is USD 4.47 billion (UA 3.22 billion). The participating MDBs have paid no credit protection fee (i.e. guarantee premium) as the amount of exposure exchanged - purchased and sold - are notionally the same at inception. The table below presents the countries and notional amounts of credit protection contracted under the EEA.

(USD millions)

Protection Purchased				Protection Sold
World Bank		Inter-American Development Bank		World Bank		Inter-American Development Bank
Angola	213.71	Angola	85.00	Albania	126.00	Argentina	750.00
Botswana	225.00	Egypt	720.00	China	128.18	Brazil	820.00
Gabon	150.00	Morocco	990.00	India	450.00	Ecuador	303.20
Namibia	49.00	Nigeria	95.00	Indonesia	475.32	Mexico	800.00
Nigeria	100.00	Tunisia	990.00	Jordan	13.00	Panama	206.80
South Africa	850.00			Pakistan	10.21
				Romania	185.00
				Turkey	200.00
TOTAL	1,587.71	TOTAL	2,880.00	TOTAL	1,587.71	TOTAL	2,880.00

The Bank accounts for exposures arising from EEAs and similar transactions as financial guarantee contracts, in accordance with IFRS 9 and IAS 37, as described in Note B.

As of 31 December 2015, no default events have occurred on any exposures covered under these Exposure Exchanges and the Bank continues to expect full recovery of its sovereign and sovereign-guaranteed exposures.

The counterparty credit exposure that can arise from the purchase or sale of protection, under the exposure exchange, is managed and mitigated by the Bank through its robust risk management mechanisms and frameworks.

The Private Sector Credit Enhancement Facility (PSFs)

The Bank enters into credit enhancement facilities for the primary purpose of promoting private sector operations (PSOs) in certain countries by inviting other entities to participate in the risks of such PSOs.

Systematic Credit Risk Assessment

The foundation of the Bank’s credit risk management is a systematic credit risk assessment framework, through underlying models and their associated risk factors that have been optimized to ensure more predictive power of the rating parameters and to better align with widely-used rating scales and ensure consistency with best practices. The credit risk assessment is measured using a uniform internal 22-grade master scale, optimized to provide: (i) increased granularity; (ii) better differentiation between obligors; (iii) smoother grade distribution to alleviate the current grade concentration; and finally (iv) to create a common framework when communicating credit risks to risks takers. The level of granularity helps in measuring probabilities of default in order to better differentiate between obligors.

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The credit ratings at the sovereign level are derived from a risk assessment of five risk indices that include macroeconomic performance, debt sustainability, socio-political factors, business environment and the Bank’s portfolio performance. These five risk indices are combined to derive a composite country risk index for both sovereign and non-sovereign portfolios. The country risk ratings are validated against the average country risk ratings from different international rating agencies and other specialized international organizations. The CRC reviews the country ratings on a quarterly basis to ensure that they reflect the expected risk profiles of the countries. The CRC also assesses whether the countries are in compliance with their country exposure limits and approves changes in loss provisioning, if required.

The following table presents the Bank’s internal measurement scales compared with the international rating scales:

International Ratings Risk Class Revised Rating Scale S&P – Fitch Moody’s Assessment
Very Low Risk	1+	A+ and above	A1 and above	Excellent
	1	A	A2
	1-	A-	A3
	2+	BBB+	Baa1	Strong
	2	BBB	Baa2
	2-	BBB-	Baa3
Low Risk	3+	BB+	Ba1	Good
	3	BB	Ba2
	3-	BB-	Ba3
Moderate Risk	4+	B+	B1	Satisfactory
	4	B	B2
4-
	5+	B-	B3 Acceptable
5
High Risk	5-	CCC+	Caa1 Marginal
6+
	6	CCC	Caa2 Special Attention
6-
Very High Risk	7	CCC-	Caa3 Substandard
8
	9	CC	Ca Doubtful
	10	C C Loss

Portfolio Risk Monitoring

The weighted average risk rating of the Bank’s sovereign and sovereign-guaranteed portfolio was 2.63 at the end of December 2015, compared to 2.60 as of 31 December 2014. The distribution of the sovereign portfolio across the Bank’s five risk classes is shown in the table below:

	Risk Profile of Outstanding Sovereign-Guaranteed Loan Portfolio
	Very Low Risk	Low Risk	Moderate Risk	High Risk	Very High Risk
2015	61%	15%	19%	5%	-
2014	54%	27%	12%	7%	-
2013	54%	24%	12%	9%	1%
2012	73%	15%	1%	10%	1%
2011	70%	15%	1%	13%	1%
2010	76%	2%	5%	13%	4%

It is the Bank’s policy that if the payment of principal, interest or other charges with respect to any Bank Group credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.5 percent on the commitment fees charged on qualifying undisbursed loans.

Although the Bank benefits from the advantages of its preferred creditor status and rigorously monitors the exposure on non-performing sovereign borrowers, some countries have experienced difficulties in servicing their debts to the Bank

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on a timely basis. As previously described, the Bank makes provisions for impairment on its sovereign loan portfolio commensurate with the assessment of the incurred loss in such portfolio.

To cover potential Expected Losses (EL) and Unexpected Losses (UL) related to credit, the Bank maintains a prudent risk capital cushion for credit risks. The Bank’s capital adequacy policy articulates differentiated risk capital requirements for public sector and private sector credit-sensitive assets (loans and equity investments), as well as for contingent liabilities (guarantees and client risk management products) in each risk class. Risk capital requirements are generally higher for private sector operations which have a higher probability of default and loss-given default than public sector operations. At the end of December 2015, the Bank’s public sector loan portfolio used up to 31 percent of the Bank’s total risk capital based on the Bank’s capital adequacy framework. The Bank defines risk capital as the sum of paid-in capital net of exchange adjustments, plus accumulated reserves adjusted by gain on financial assets at fair value through Other Comprehensive Income and unrealized loss/gain on fair-valued borrowings arising from "own credit". Callable capital is not included in the computation of risk capital.

2)     Non-Sovereign Credit Risk

When the Bank lends to private sector borrowers and to enclave projects, it does not benefit from full sovereign guarantees. The Bank may also provide financing to creditworthy commercially oriented entities that are publicly owned, without a sovereign guarantee.

To assess the credit risk of non-sovereign projects or facilities, the Bank uses several models to assess the risk of every project at entry. The models are tailored to the specific characteristics and nature of the transactions. The result of the credit risk assessment is measured using a uniform internal 22-grade master scale as described above.

Non-sovereign transactions are grouped into the following three main categories: a) project finance; b) financial institutions; and c) private equity funds. Internal credit ratings are derived on the basis of pre-determined critical factors.

a)     Project Finance

The first factor involves the overall evaluation and assessment of the borrower’s financial strength. This assesses:

Primarily, i) the capacity of the project to generate sufficient cash flow to service its debt; ii) the company’s operating performance and profitability; and iii) the project company’s capital structure, financial flexibility and liquidity positions.

Secondly, the following, four main non-financial parameters are analyzed: i) the outlook of the industry in which the project company operates; ii) the competitive position of the project company within the industry; iii) the strength of the project company’s management with particular emphasis on its ability to deal with adverse conditions; and iv) the quality of the information on which the analysis is based.

Finally, the project company’s risk rating is adjusted to reflect the overall host country risk rating.

b)     Financial Institutions

The assessment of financial institutions follows the uniform rating system commonly referred to as the CAMELS model: i) Capital adequacy – analyses of the composition, adequacy and quality of the institution’s capital; ii) Asset quality, operating policies and procedures and risk management framework; iii) Management quality and decision-making framework; iv) Earnings and market position – an evaluation of the quality and level of profitability; v) Liquidity and funding adequacy – an assessment focusing on the entity’s ability to access debt market; and vi) Sensitivity to market risk – an assessment of the impact of interest rate changes and exchange rate fluctuations.

c)     Private Equity Funds

The assessment of Private Equity Funds takes into consideration the analysis of the following qualitative and quantitative factors:

•	Financial strength and historic fund performance;
•	Investment strategy and risk management;
•	Industry structure;
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•	Management and corporate governance; and
•	Information quality.

All new non-sovereign projects require an initial credit rating and undergo a rigorous project approval process. The Non-Sovereign Working Group of the CRC reviews the non-sovereign credit rating of each project on a quarterly basis and may recommend changes for approval by CRC if justified by evolving country and project conditions.

Since 2009, the Bank has been increasing its non-sovereign loan and equity exposures. The weighted-average risk rating was 4.0 at the end of 2015 compared to 3.73 at the end of 2014. The distribution of the non-sovereign portfolio across the Bank’s five credit risk classes is shown in the table below.

	Risk Profile of Outstanding Non-Sovereign Loan and Equity Portfolio
	Very Low Risk	Low Risk	Moderate Risk	High Risk	Very High Risk
2015	21%	24%	33%	16%	6%
2014	31%	21%	31%	14%	3%
2013	36%	17%	31%	14%	2%
2012	33%	19%	36%	9%	3%
2011	36%	20%	35%	5%	4%
2010	24%	20%	30%	24%	2%

In compliance with IFRS, the Bank does not make general provisions to cover the expected losses in the performing non-sovereign portfolio. For the non-performing portfolio, the Bank makes a specific provision based on an assessment of the credit impairment, or incurred loss, on each loan. At the end of 2015, the cumulative impairment provision to cover the incurred loss on impaired loan principal in the non-sovereign portfolio was UA 118.36 million compared to UA 55.39 million in 2014.

In addition to private sector lending, the Bank makes equity investments in private sector entities, either directly or through investment funds.

To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a risk capital cushion for non-sovereign credit risks derived from the Bank’s Economic Capital Approach (IRB). At the end of December 2015, the Bank’s non-sovereign portfolio required as risk capital approximately 24 percent of the Bank’s total on-balance sheet risk capital sources. This level is still below the limit of 45 percent determined by the Bank for total non-sovereign operations. Out of the Bank’s non-sovereign portfolio, equity participations required as risk capital approximately 10 percent of the Bank’s total on-balance sheet risk capital sources. This is still below the statutory limit of 15 percent established by the Board of Governors for equity participations.

Credit Exposure Limits

The Bank operates a system of exposure limits to ensure the maintenance of an adequately diversified portfolio at any given point in time. The Bank manages credit risk at the global country exposure limit (combined sovereign-guaranteed and non-sovereign portfolios) by ensuring that in aggregate, the total exposure to any country does not exceed 15 percent of the Bank’s total risk capital. This threshold and other determinants of country limit allocation are clearly spelt out in the Bank’s capital adequacy framework.

In the revised capital adequacy and exposure management approved by the Board in May 2011, the 15 percent (of the Bank’s total risk capital) global country concentration limit is meant to allow for adequate portfolio diversification.

The credit exposure on the non-sovereign portfolio is further managed by regularly monitoring the exposure limit with regard to the specific industry/sectors, equity investments and single obligor. In addition, the Bank generally requires a range of collateral (security and/or guarantees) from project sponsors to partially mitigate the credit risk for direct private sector loans.

3)     Counterparty Credit Risk

In the normal course of business, and beyond its development related exposures, the Bank utilizes various financial instruments to meet the needs of its borrowers, manage its exposure to fluctuations in market interest and currency

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rates, and to temporarily invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Bank. Given the nature of the Bank’s business, it is not possible to completely eliminate counterparty credit risk; however, the Bank minimizes this risk by executing transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures.

Counterparties must meet the Bank’s minimum credit rating requirements and are approved by the Bank’s Vice President for Finance. For local currency operations, less stringent minimum credit rating limits are permitted in order to provide adequate availability of investment opportunities and derivative counterparties for implementing appropriate risk management strategies. The ALCO approves counterparties that are rated below the minimum rating requirements.

Counterparties are classified as investment counterparties, derivative counterparties, and trading counterparties. Their ratings are closely monitored for compliance with established criteria.

For trading counterparties, the Bank requires a minimum short-term credit rating of A-2/P-2/F-2 for trades settled under delivery vs. payment (DVP) terms and a minimum long-term credit rating of A/A2 for non DVP-based transactions.

The following table details the minimum credit ratings for authorized investment counterparties:

Maturity
	6 months	1 year	5 years	10 years	15 years	30 years
Government		A/A2			AA-/Aa3	AAA/Aaa
Government agencies and supranationals		A/A2			AA-/Aa3	AAA/Aaa
Banks	A/A2		AA-/Aa3	AAA/Aaa
Corporations including non-bank financial institutions	A/A2		AA-/Aa3	AAA/Aaa
MBS/ABS

AAA

Maximum legal maturity of 50 years for ABS/MBS with the underlying collateral originated in the UK and 40-year maximum legal maturity for all other eligible ABS/MBS. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years.

The Bank may also invest in money market mutual funds with a minimum rating of AA-/Aa3 and enters into collateralized securities repurchase agreements.

The Bank uses derivatives in the management of its borrowing portfolio and for asset and liability management purposes. As a rule, the Bank executes an ISDA master agreement and netting agreement with its derivative counterparties prior to undertaking any transactions. Derivative counterparties are required to be rated AA-/Aa3 by at least two approved rating agencies or A-/A3 for counterparties with whom the Bank has entered into a collateral exchange agreement. Lower rated counterparties may be used exceptionally for local currency transactions. These counterparties require the approval of ALCO. Approved transactions with derivative counterparties include swaps, forwards, options and other over-the-counter derivatives.

Daily collateral exchanges enable the Bank to maintain net exposures to acceptable levels. The Bank’s derivative exposures and their credit rating profiles are shown in the tables below:

(Amounts in UA millions)

	Derivatives			Credit Risk Profile of Net Exposure
	Notional Amount	Fair Value*	Net Exposure**	AAA	AA+ to AA-	A+ and lower
2015	12,408	663	68	0%	70%	30%
2014	16,882	565	132	0%	90%	10%
2013	15,898	544	134	0%	90%	10%
2012	15,209	1,047	109	0%	54%	46%
2011	15,393	1,192	146	0%	68%	32%
2010	14,504	1,090	96	0%	80%	20%

*	Fair value net of collateral.
**	After collateral received in cash or securities.

The financial assets and liabilities that are subject to offsetting, enforceable master netting arrangement are summarized below:

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Financial Assets Subject to Offsetting, Enforceable Master Netting Arrangements and Similar Agreements

(UA millions)

	Gross Amounts of Recognized Financial Assets	Gross Amounts of Recognized Financial Liabilities Set Off in the Statement of Financial Position	Net Amounts of Financial Assets Presented in the Statement of Financial Position	Related Amounts not Set Off in the Statement of Financial Position		Net Amount
				Financial Instruments	Collateral Received
2015	1,362	(699)	663	-	(627)	36
2014	902	(337)	565	-	(455)	110
2013	654	(110)	544	-	(408)	136

Financial Liabilities Subject to Offsetting, Enforceable Master Netting Arrangements and Similar Agreements

(UA millions)

	Gross Amounts of Recognized Financial Liabilities	Gross Amounts of Recognized Financial Assets Set Off in the Statement of Financial Position	Net Amounts of Financial Liabilities Presented in the Statement of Financial Position	Related Amounts not Set Off in the Statement of Financial Position		Net Amount
				Financial Instruments	Cash Collateral Pledged
2015	526	(228)	298	-	-	298
2014	704	(419)	285	-	-	285
2013	880	(290)	590	-	3	593

In addition to the minimum rating requirements for derivative counterparties, the Bank operates within a framework of exposure limits to different counterparties based on their credit rating and size, subject to a maximum of 12 percent of the Bank’s total risk capital (equity and reserves) for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential future exposure methodology and monitored regularly against the Bank’s credit limits after considering the benefits of any collateral.

The credit exposure of the investment and related derivative portfolio continues to be dominated by highly rated counterparties as shown in the table below. The proportion of exposure to AAA-rated entities decreased from the previous year as a result of the downgrade of some agencies.

	Credit Risk Profile of the Investment Portfolio
	AAA	AA+ to AA-	A+ and lower
2015	44%	45%	11%
2014	48%	50%	2%
2013	51%	44%	5%
2012	62%	31%	7%
2011	58%	33%	9%
2010	69%	24%	7%

The Bank’s exposure to the stressed Eurozone economies remains very limited at approximately UA 0.36 million or less than 0.1 percent of the portfolio.

To cover potential unexpected credit losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for counterparty credit risks in line with the current BIS standards. At the end of December 2015, the Bank’s counterparty credit portfolio including all investments and derivative instruments required as risk capital 2 percent of the Bank’s total on-balance sheet risk capital sources.

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Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. Liquidity risk arises when there is a maturity mismatch between assets and liabilities. The Bank’s principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets for an extended period. In order to minimize this risk, the Bank maintains a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The PML is updated quarterly and computed as the sum of four components: 1) 1-year debt service payments; 2) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero; 3) loan equivalent value of committed guarantees; and 4) undisbursed equity investments.

To strike a balance between generating adequate investment returns and holding securities that can be easily sold for cash if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank’s core liquidity portfolio (operational portfolio) is invested in highly liquid securities that can be readily liquidated if required to meet the Bank’s short-term liquidity needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of the operational tranche of liquidity. In addition to the core liquidity portfolio, the Bank maintains a second tranche of liquidity (the prudential portfolio) that is also invested in relatively liquid securities to cover its expected medium-term operational cash flow needs. A third tranche of liquidity, which is funded by the Bank’s equity resources, is held in a portfolio of fixed income securities intended to collect contractual cash flows with the objective of stabilizing the Bank’s net income. In determining its level of liquidity for compliance with the PML, the Bank includes cash, deposits and securities in all the treasury investments, with appropriate hair-cuts based on asset class and credit rating.

The contractual maturities of financial liabilities and future interest payments at 31 December 2015 and 2014 were as follows:

Contractual Maturities of Financial Liabilities and Future Interest Payments at 31 December 2015

(UA thousands)

	Carrying Amount	Contractual Cash Flow	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years
Financial liabilities with derivatives
Derivative liabilities	355,533	1,208,547	204,407	273,183	288,556	54,209	7,223	380,969
Borrowings at fair value	15,851,251	17,045,076	4,011,338	3,369,892	3,237,750	1,223,042	1,339,325	3,863,729
	16,206,784	18,253,623	4,215,745	3,643,075	3,526,306	1,277,251	1,346,548	4,244,698

Financial liabilities without derivatives
Accounts payable	1,332,383	1,332,383	1,332,383	-	-	-	-	-
Borrowings at amortized cost	598,014	943,594	58,795	59,793	71,854	213,010	41,603	498,539
	1,930,397	2,275,977	1,391,178	59,793	71,854	213,010	41,603	498,539

Total financial liabilities	18,137,181	20,529,600	5,606,923	3,702,868	3,598,160	1,490,261	1,388,151	4,743,237

Represented by:
Derivative liabilities	355,533	1,208,547	204,407	273,183	288,556	54,209	7,223	380,969
Accounts payable	1,332,383	1,332,383	1,332,383	-	-	-	-	-
Borrowings	16,449,265	17,988,670	4,070,133	3,429,685	3,309,604	1,436,052	1,380,928	4,362,268

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Contractual Maturities of Financial Liabilities and Future Interest Payments at 31 December 2014

(UA thousands)

	Carrying Amount	Contractual Cash Flow	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years
Financial liabilities with derivatives
Derivative liabilities	268,332	1,061,998	273,209	166,645	155,601	116,162	55,425	294,956
Borrowings at fair value	13,481,627	15,029,513	1,289,865	3,453,437	2,455,470	2,711,271	835,093	4,284,377
	13,749,959	16,091,511	1,563,074	3,620,082	2,611,071	2,827,433	890,518	4,579,333

Financial liabilities without derivatives
Accounts payable	1,211,813	1,211,813	1,211,813	-	-	-	-	-
Borrowings at amortized cost	894,326	1,331,174	390,423	63,072	63,950	82,971	208,791	521,967
	2,106,139	2,542,987	1,602,236	63,072	63,950	82,971	208,791	521,967

Total financial liabilities	15,856,098	18,634,498	3,165,310	3,683,154	2,675,021	2,910,404	1,099,309	5,101,300

Represented by:
Derivative liabilities	268,332	1,061,998	273,209	166,645	155,601	116,162	55,425	294,956
Accounts payable	1,211,813	1,211,813	1,211,813	-	-	-	-	-
Borrowings	14,375,953	16,360,687	1,680,288	3,516,509	2,519,420	2,794,242	1,043,884	4,806,344

Currency Exchange Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in its risk-bearing capacity, the Bank’s principal currency risk management objective is to protect its risk capital from translation risk due to fluctuations in foreign currency exchange rates by matching the currency composition of its net assets to the currency composition of the SDR (UA). The agreement establishing the Bank explicitly prohibits it from taking direct currency exchange exposures by requiring liabilities in any one currency to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings (after swap activities) in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed.

Because a large part of its balance sheet is funded by equity resources, which are reported in Units of Account (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank’s policy is to minimize the potential fluctuation of the value of its net worth measured in Units of Account by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR (the Unit of Account). In keeping with the Bank’s currency risk management policy, spot currency transactions are carried out to realign the net assets to the SDR basket each time there is a misalignment or when there is a revision to the SDR currency composition.

The Bank also hedges its exposure to adverse movements on currency exchange rates on its administrative expenses. The distribution of the currencies of the Bank’s recurring administrative expenditures shows a high concentration of expenses in Euros, US Dollars and CFA Franc.

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Net currency position at 31 December 2015 and 2014 was as follows:

Net Currency Position at 31 December 2015

(Amounts in UA thousands)

	Euro	United States Dollar	Japanese Yen	Pound Sterling	Other	Subtotal	Units of Account	Total
Assets
Cash	(15,991)	25,320	129,584	64,217	1,023,536	1,226,666	(12,058)	1,214,608
Demand obligations	-	-	-	-	3,801	3,801	-	3,801
Investments – measured at fair value (a)	1,480,065	2,827,398	610	109	140,283	4,448,465	-	4,448,465
Investments at amortized cost	1,292,019	1,644,454	290,275	731,148	-	3,957,896	-	3,957,896
Non-negotiable instruments on account of capital	-	271	-	-	-	271	-	271
Accounts receivable	574,445	313,087	35,694	44,297	(467,135)	500,388	(10,851)	489,537
Loans	5,282,346	6,595,194	223,612	2,437	844,795	12,948,384	-	12,948,384
Equity participations	57,394	546,916	-	-	36,707	641,017	62,251	703,268
Other securities	-	-	-	-	46,423	46,423	-	46,423
Other assets	-	-	-	-	-	-	93,559	93,559
	8,670,278	11,952,640	679,775	842,208	1,628,410	23,773,311	132,901	23,906,212
Liabilities
Accounts payable	(320,978)	649,442	(116,153)	(382)	(1,541,760)	(1,329,831)	(2,552)	(1,332,383)
Borrowings	(118,753)	(10,667,526)	(1,246,405)	(375,256)	(4,041,325)	(16,449,265)	-	(16,449,265)
Currency swaps on borrowings and related derivatives (b)	(5,878,141)	1,504,874	1,540,166	375,782	2,812,852	355,533	-	355,533
	(6,317,872)	(8,513,210)	177,608	144	(2,770,233)	(17,423,563)	(2,552)	(17,426,115)
Currency position of equity as at 31 December 2015	2,352,406	3,439,430	857,383	842,352	(1,141,823)	6,349,748	130,349	6,480,097

% of subtotal	37.05	54.16	13.50	13.27	(17.98)	100.00	-	100.00
SDR composition at 31 December 2015	33.24	47.64	7.24	11.87	-	100.00	-	100.00

(a) Investments measured at fair value comprise:
Investments measured at fair value			4,434,365
Derivative assets			17,750
Derivative liabilities			(3,650)
Amount per statement of net currency position			4,448,465

(b) Currency swaps on borrowings comprise:
Derivative assets			1,436,875
Derivative liabilities			(1,081,342)
Net swaps on borrowings per statement of net currency position			355,533

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Net Currency Position at 31 December 2014

(Amounts in UA thousands)

	Euro	United States Dollar	Japanese Yen	Pound Sterling	Other	Subtotal	Units of Account	Total
Assets
Cash	95,976	38,021	45,360	8,176	219,460	406,993	(284)	406,709
Demand obligations	-	-	-	-	3,801	3,801	-	3,801
Securities purchased under resale agreements	-	34,511	-	-	-	34,511	-	34,511
Investments – measured at fair value (a)	1,085,704	2,446,380	542	18,860	193,754	3,745,240	-	3,745,240
Investments at amortized cost	1,170,763	1,551,128	174,462	721,642	-	3,617,995	-	3,617,995
Non-negotiable instruments on account of capital	-	739	-	-	-	739	-	739
Accounts receivable	623,262	319,345	36,864	42,763	(413,543)	608,691	31,468	640,159
Loans	5,416,541	5,912,478	230,835	2,412	1,046,956	12,609,222	-	12,609,222
Equity participations	59,637	437,833	-	-	37,136	534,606	62,212	596,818
Other securities	-	34,511	-	-	59,600	94,111	-	94,111
Other assets	-	-	-	-	-	-	79,460	79,460
	8,451,883	10,774,946	488,063	793,853	1,147,164	21,655,909	172,856	21,828,765
Liabilities
Accounts payable	(140,962)	(74,846)	(117,180)	(479)	(477,404)	(810,871)	(400,942)	(1,211,813)
Securities sold under agreements to repurchase	-	(429,317)	-	-	-	(429,317)	-	(429,317)
Borrowings	(126,805)	(8,166,440)	(1,054,062)	(379,395)	(4,649,251)	(14,375,953)	-	(14,375,953)
Currency swaps on borrowings and related derivatives (b)	(5,726,967)	1,087,130	1,118,265	379,169	3,410,735	268,332	-	268,332
	(5,994,734)	(7,583,473)	(52,977)	(705)	(1,715,920)	(15,347,809)	(400,942)	(15,748,751)
Currency position of equity as at 31 December 2014	2,457,149	3,191,473	435,086	793,148	(568,756)	6,308,100	(228,086)	6,080,014

% of subtotal	38.95	50.60	6.90	12.57	(9.02)	100.00	-	100.00
SDR composition at 31 December 2014	35.49	45.61	6.93	11.97	-	100.00	-	100.00

(c) Investments measured at fair value comprise:
Investments measured at fair value			3,723,629
Derivative assets			24,924
Derivative liabilities			(3,313)
Amount per statement of net currency position			3,745,240

(d) Currency swaps on borrowings comprise:
Derivative assets			1,118,754
Derivative liabilities			(850,422)
Net swaps on borrowings per statement of net currency position			268,332

Currency Risk Sensitivity Analysis

As described in the previous section, the Bank manages its currency risk exposure by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR. The SDR is composed of a basket of four currencies, namely the US dollar, Euro, Japanese yen and Pound sterling. The weight of each currency in the basket is determined and reviewed by the International Monetary Fund (IMF) every five years and the last revision became effective on 1 January 2011 based on the value of exports of goods and services and international reserves. The SDR rate represents the sum of specific amounts of the four basket currencies valued in US dollars, on the basis of the exchange rates quoted at noon each day in the London market.

Currency risks arise with the uncertainty about the potential future movement of the exchange rates between these currencies on the one hand, and between the exchange rates of the SDR currencies and the other non-SDR currencies (mainly African currencies) used by the Bank on the other hand. In this regard, the Bank carries out an annual sensitivity

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analysis of the translation results of its net assets with regard to the movement of the different exchange rates. The analysis consists of a set of scenarios where the exchange rates between the US dollar and the other SDR and African currencies are stretched out by large margins (10 percent appreciation/depreciation).

The following tables illustrate the sensitivity of the Bank’s net assets to currency fluctuations due to movements in the exchange rate of the currencies in the SDR basket as of 31 December 2015 and 2014, respectively. The sensitivity analysis shown assumes a separate 10 percent appreciation/depreciation for each currency in the basket against the US dollar. Due to a moderate change in the African currency holdings, the table also includes the effect of a 10 percent appreciation/depreciation of each African currency against the SDR. Under the different scenarios, the currency risk management strategy of the Bank shows a minimal change in net assets as a result of currency mismatches.

Sensitivity of the Bank’s Net Assets to Currency Fluctuations at 31 December 2015

(Amounts in UA millions)

	US Dollar	Euro	Japanese Yen	Pound Sterling	Other Currencies	Net Assets	Change in Net Assets Gain/(Loss)	Basis Point Change of Total Net Assets
Net assets resulting from a 10% appreciation against the USD
EUR	3,025.41	2,281.88	504.80	749.60	14.13	6,575.82	(3.48)	5bps
GBP	3,089.29	2,118.24	515.46	841.97	14.13	6,579.09	(0.22)	0bp
JPY	3,103.28	2,127.82	569.58	768.89	14.13	6,583.70	4.39	7bps
Net assets resulting from 10% appreciation from each African currency against the SDR	3,125.84	2,143.30	521.56	774.48	15.54	6,580.72	1.41	2bps

Net assets resulting from a 10% depreciation against the USD
EUR	3,223.10	2,009.08	537.79	798.58	14.13	6,582.68	3.37	5bps
GBP	3,159.82	2,166.60	527.23	711.73	14.13	6,579.51	0.20	0bp
JPY	3,146.64	2,157.56	477.30	779.63	14.13	6,575.26	(4.04)	6bps
Net assets resulting from a 10% depreciation of each African currency against the SDR	3,125.84	2,143.30	521.56	774.48	12.84	6,578.02	(1.28)	2bps

Assumptions
Base net assets	3,125.84	2,143.30	521.56	774.48	14.13	6,579.31
Currency weight	0.66	0.42	12.10	0.11
Base exchange rate	1.38	1.27	166.41	0.94

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Sensitivity of the Bank’s Net Assets to Currency Fluctuations at 31 December 2014

(Amounts in UA millions)

	US Dollar	Euro	Japanese Yen	Pound Sterling	Other Currencies	Net Assets	Change in Net Assets Gain/(Loss)	Basis Point Change of Total Net Assets
Net assets resulting from a 10% appreciation against the USD
EUR	2,750.04	2,280.66	424.79	711.24	4.96	6,171.69	(4.19)	7bps
GBP	2,814.03	2,121.58	434.68	800.57	4.96	6,175.82	(0.06)	0bp
JPY	2,827.87	2,132.01	480.50	731.37	4.96	6,176.70	0.82	1bp
Net assets resulting from 10% appreciation from each African currency against the SDR	2,847.65	2,146.92	439.87	736.48	5.46	6,176.38	0.50	1bp

Net assets resulting from a 10% depreciation against the USD
EUR	2,942.60	2,016.83	454.54	761.04	4.96	6,179.96	4.08	7bps
GBP	2,878.91	2,170.49	444.70	676.88	4.96	6,175.94	0.06	0bp
JPY	2,865.87	2,160.66	402.44	741.20	4.96	6,175.13	(0.75)	1bp
Net assets resulting from a 10% depreciation of each African currency against the SDR	2,847.65	2,146.92	439.87	736.48	4.51	6,175.43	(0.45)	1bp

Assumptions
Base net assets	2,975.26	1,948.58	403.78	737.04	15.36	6,080.02
Currency weight	0.66	0.42	12.10	0.11
Base exchange rate	1.45	1.19	172.99	0.93

Interest Rate Risk

The Bank’s interest rate risk sensitivity is comprised of the following two elements:

1.	the sensitivity of the interest margin between the rate the Bank earns on its assets and the cost of the borrowings funding such assets; and

2.	the sensitivity of the income on assets funded by equity resources to changes in interest rates.

The Bank’s principal interest rate risk management objective is to generate a stable overall net interest margin that is not overly sensitive to sharp changes in market interest rates, but yet adequately responsive to general market trends.

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Interest rate risk position as at 31 December 2015 and 2014 was as follows:

Interest Rate Risk Position as at 31 December 2015

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non interest bearing funds	Total
Assets
Cash	1,214,608	-	-	-	-	-	-	1,214,608
Demand obligations	3,801	-	-	-	-	-	-	3,801
Treasury investments (a)	4,766,881	328,160	485,050	358,020	354,090	2,086,200	27,960	8,406,361
Non-negotiable instruments on account of capital	102	76	54	39	-	-	-	271
Accounts receivable	718,117	-	-	-	-	-	(228,580)	489,537
Loans – disbursed and outstanding	10,106,076	342,051	313,425	345,122	307,063	1,658,181	(1,525)	13,070,393
Hedged loans – fair value adjustment	-	-	-	-	-	-	79,837	79,837
Accumulated impairment for loan losses	-	-	-	-	-	-	(201,846)	(201,846)
Equity participations	-	-	-	-	-	-	703,268	703,268
Other securities	46,423	-	-	-	-	-	-	46,423
Other assets	-	-	-	-	-	-	93,559	93,559
	16,856,008	670,287	798,529	703,181	661,153	3,744,381	472,673	23,906,212

Liabilities
Accounts payable	(1,332,383)	-	-	-	-	-	-	(1,332,383)
Borrowings (b)	(15,978,687)	(203)	(203)	(36,840)	(219)	(100,145)	22,565	(16,093,732)
Macro-hedge swaps	(221,279)	100,977	101,751	-	-	18,550	-	-
	(17,532,349)	100,774	101,548	(36,840)	(219)	(81,595)	22,565	(17,426,115)

Interest rate risk position as at 31 December 2015*	(676,341)	771,061	900,077	666,341	660,934	3,662,786	495,238	6,480,097
* Interest rate risk position represents equity.

(a) Treasury investments comprise:
Treasury investments			8,392,261
Derivative assets - investments			17,750
Derivative liabilities - investments			(3,650)
Amount per statement of interest rate risk			8,406,361

(b) Borrowings comprise:
Borrowings			16,449,265
Derivative assets - borrowings			(1,436,875)
Derivative liabilities - borrowings			1,081,342
Net borrowings per statement of interest rate risk			16,093,732

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Interest Rate Risk Position as at 31 December 2014

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non interest bearing funds	Total
Assets
Cash	406,709	-	-	-	-	-	-	406,709
Demand obligations	3,801	-	-	-	-	-	-	3,801
Securities purchased under resale agreements	34,511	-	-	-	-	-	-	34,511
Treasury investments (a)	4,214,783	300,730	347,400	479,600	347,430	1,681,430	(8,138)	7,363,235
Non-negotiable instruments on account of capital	480	112	72	52	23	-	-	739
Accounts receivable	865,809	-	-	-	-	-	(225,650)	640,159
Loans – disbursed and outstanding	9,689,894	300,870	336,253	293,916	318,536	1,709,279	(942)	12,647,806
Hedged loans – fair value adjustment	-	-	-	-	-	-	112,704	112,704
Accumulated impairment for loan losses	-	-	-	-	-	-	(151,288)	(151,288)
Equity participations	-	-	-	-	-	-	596,818	596,818
Other securities	94,111	-	-	-	-	-	-	94,111
Other assets	-	-	-	-	-	-	79,460	79,460
	15,310,098	601,712	683,725	773,568	665,989	3,390,709	402,964	21,828,765

Liabilities
Accounts payable	(1,211,813)	-	-	-	-	-	-	(1,211,813)
Security sold under agreements to repurchase	(429,317)	-	-	-	-	-	-	(429,317)
Borrowings (b)	(13,735,089)	(248,695)	(215)	(215)	(36,656)	(98,666)	11,915	(14,107,621)
Macro-hedge swaps	(214,500)	99,437	97,321	-	-	17,742	-	-
	(15,590,719)	(149,258)	97,106	(215)	(36,656)	(80,924)	11,915	(15,748,751)

Interest rate risk position as at 31 December 2014*	(280,621)	452,454	780,831	773,353	629,333	3,309,785	414,879	6,080,014
* Interest rate risk position represents equity.

(c) Treasury investments comprise:
Treasury investments			7,341,624
Derivative assets - investments			24,924
Derivative liabilities - investments			(3,313)
Amount per statement of interest rate risk			7,363,235

(d) Borrowings comprise:
Borrowings			14,375,953
Derivative assets - borrowings			(1,118,754)
Derivative liabilities - borrowings			850,422
Net borrowings per statement of interest rate risk			14,107,621

Interest Rate Risk on Assets Funded by Debt

Two thirds of the Bank’s interest-rate-sensitive assets are funded by debt. The Bank seeks to generate a stable net interest margin on assets funded by debt by matching the interest rate characteristics of each class of assets with those of the corresponding liabilities.

In 1990, the Bank began offering “variable rate” loans. The interest rate on these loans resets semi-annually based on the average cost of a dedicated pool of the Bank’s borrowings. These pools are funded with a mix of fixed rate and floating rate borrowings to provide borrowers with broadly stable interest rates that gradually track changes in market interest rates. The cost of funds pass-through formulation incorporated in the lending rates charged on the Bank’s pool-based loans has traditionally helped to minimize the interest rate sensitivity of the net interest margin on this part of its

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loan portfolio. In view of declining demand for this product in favor of market-based loans, the Bank is carefully managing the gradual winding down of the designated funding pools.

Since 1997, the Bank offers fixed and floating rate loans whose interest rate is directly linked to market interest rates (market-based loans). For the market-based loan products, the Bank’s net interest margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank’s underlying funding reference (six-month Libor floating rate). The Bank may also provide borrowers with risk management products such as swaps to modify the currency and interest rate terms of its market-based loan products. Although it retains the credit risks of the borrower, the Bank eliminates the associated market risk on these risk management products by simultaneously laying off market risks with an approved derivative counterparty.

For the portfolio of liquid assets funded by borrowings, the Bank protects its net interest margin by managing its investments within limits around benchmarks that replicate the interest rate characteristics of the underlying funding for each portfolio tranche. The portfolio of liquid assets funded by borrowings is currently divided into two tranches to reflect the different business purposes and underlying funding. The core part of the investment portfolio is held to comply with the Bank’s liquidity policy and uses a six-month Libor floating rate benchmark. The operational liquidity portfolio is managed to meet projected operational cash flow needs and uses a one-month Libor floating rate benchmark.

The Bank diversifies the sources of its funding by issuing debt in a variety of markets and instruments. Unless fixed rate funding is required for one of its pool-based loan products, the Bank protects its net interest margin by simultaneously swapping all new borrowings into floating rate in one of the Bank’s active currencies on a standard six-month Libor rate reference. Where the Bank issues structured debt, the Bank simultaneously enters into a swap with matching terms to synthetically create the desired six-month Libor-based floating rate funding. For risk management purposes, callable funding is considered as one alternative to issuing short-term debt such as Euro Commercial Paper. The Bank manages refinancing risk by: (i) limiting the amount of debt that will mature or is potentially callable within one year to 25 percent of the outstanding debt portfolio, and (ii) trying to match the average maturity of loans priced with a fixed spread with borrowing with similar lifetime.

Interest Rate Risk on Assets Funded by Equity

The second principal source of interest rate risk is the interest rate sensitivity of the income earned from funding a significant portion of the Bank’s assets with equity resources. These assets are mostly made up of fixed rate loans and investments with a lifetime of 10 years. Changes in market interest rates in the currencies of the Bank’s equity resources (the SDR) affect the net interest margin earned on assets funded by equity. In general, lower nominal market interest rates result in lower lending and investment rates, which in the long term reduce the nominal earnings on the Bank’s equity resources.

The Bank manages the interest rate profile of the assets funded by equity resources with the objective of reducing the sensitivity of the net interest margin to fluctuations in market interest rates. This is achieved by continuously adjusting the repricing profile of the assets funded by the Bank’s equity resources (fixed rate loans and investments) to match a repricing profile benchmark. The Bank’s repricing profile benchmark is a 10-year ladder whereby a uniform 10 percent of the Bank’s assets is funded by equity and repriced in each year. Using this benchmark, the Bank’s net interest margin on assets funded by equity tends to track a 10-year moving average of 10-year maturity SDR interest rates.

At the end of 2014 and 2015, the Bank’s overall repricing profile was closely aligned to the benchmark in almost all annual buckets.

Net Interest Margin Sensitivity

A parallel upward shift in the SDR curve of 100 bps would have generated a maximum gain in income statement of UA 5.81 million and UA 5.96 million as of 31 December 2015 and 2014, respectively.

Fair Value Sensitivity

Movements in interest rates also have an impact on the values of assets and liabilities that are reported in the financial statements at fair value through profit or loss. The table below shows the effect of a parallel yield curve movement of +/- 100 bps of each of the currencies in the investment portfolio and the borrowings and derivative portfolios as of 31 December 2015 and 2014, respectively. However, due to the low level of interest rates across the Japanese Yen yield

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curve, the sensitivity analysis in 2015 and 2014 for assets and liabilities denominated in Japanese Yen reflect a parallel movement in the yield curve of +/- 10 bps.

(UA thousands)

	Upward Parallel Shift		Downward Parallel Shift
	2015 Gain/(Loss)	2014 Gain/(Loss)	2015 Gain/(Loss)	2014 Gain/(Loss)
Investments at fair value through profit or loss	(7,776)	(7 403)	8,808	8 765
Fair-valued borrowings and derivative portfolio	(176,630)	(149,845)	172,944	122,221

Prepayment Risk

In addition to the two principal sources of interest rate risk described above, the Bank is exposed to prepayment risk on loans committed before 1997 on which the Bank is unable to charge a prepayment penalty. In practice the level of prepayments on such loans has generally been within acceptable levels. For all market-based loans issued since 1997, the Bank protects itself from prepayment risk by linking the prepayment penalty to the cost of redeploying the funds at current market rates. Since 2006, total annual prepayments on loans particularly those committed prior to 1997 have been declining over the years. Prepayments in 2015 amounted to UA 24.94 million compared to prepayments of UA 50.59 million realized in 2014, none of which related to loans committed prior to 1997.

Operational Risk

Like all financial institutions, the Bank is exposed to operational risks arising from its systems and processes.

Operational risks include the risks of losses resulting from inadequate or failed internal processes, people, and/or systems, and from external events which could have a negative financial or adverse reputational impact. Operational risk is present in virtually all the Bank’s transactions and includes losses attributable to failures of internal processes in credit and market operations.

The office of the Group Chief Risk Officer (GCRO) of the Bank is responsible for implementing the Integrated Internal Control Framework (IICF) which consists of two phases. Phase one relates to the implementation of Internal Control over Financial Reporting (ICFR) based on the COSO Framework as a means of regularly evaluating the effectiveness and efficiency of the Bank’s internal controls in all significant business processes with financial statement impact. As part of this process, Management’s attestation on the adequacy of internal controls over financial reporting is published in the Bank’s Annual Report.

Phase two of the IICF entails the implementation of Operational Risk Management Framework which is intended to address risks inherent in other business processes not covered by ICFR. The Operational Risk Management Framework (ORM) was approved by the Board of Directors in March 2012 as the first step in addressing risks related to business processes and the implementation process is ongoing. Full implementation of ORM will ensure a structured and well-coordinated approach to risk identification and assessment, risk mitigation and control as well as risk reporting across the Bank. It will also provide the basis for applying advanced measurement approach in measuring operational risk capital. Currently, the Bank’s Capital Adequacy and Exposure Management Framework provides for an operational risk capital charge of 15 percent of the average operating income for the preceding 3 years, in line with Basel II recommendations for operational risk.

It is the primary responsibility of the management of each business unit to implement adequate controls in their respective business processes based on the prevailing institutional standards. Management is required to sign attestation of compliance annually.

Compliance with institutional standards is verified through periodic reviews undertaken by the Office of the Auditor General of the Bank. The results of internal audit reviews are discussed with the Management of the relevant business unit(s), with summaries submitted to Senior Management of the Bank and the Audit and Finance Committee of the Board of Directors.

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The Bank also has a contingency and business continuity plan which aims to ensure the continuity of its operations and protect the interests of all the key stakeholders of the Bank Group, namely, the member countries (borrowing and non-borrowing), bondholders and other creditors as well as employees and their families, in the event of any disturbance in its office locations. Three key organs in the Bank ensure the oversight and implementation of the plan: (i) the Executive Crisis Committee, chaired by the President of the Bank, which makes the key decisions based on recommendations from the Operations Crisis Committee (OCC); (ii) the OCC, chaired by the Corporate Vice President, that closely monitors all developments affecting the Bank and advises on measures necessary to mitigate the relevant risks; and (iii) the business continuity Unit (BCPU) that follows up on the implementation of decisions made and is also responsible for periodic tests of the overall business continuity preparedness of the Bank and staff.

Other elements of the Bank’s operational risk management practices include compliance with the Code of conduct and staff rules, the work of the Integrity and Anti-Corruption Department (IACD) and the existence of a Whistleblower Protection Policy.

NOTE E -	FINANCIAL ASSETS AND LIABILITIES

The tables below set out the classification of each class of financial assets and liabilities, and their respective fair values as at 31 December 2015 and 2014:

Analysis of Financial Assets and Liabilities by Measurement Basis

(UA thousands)

	Financial Assets and Liabilities through Profit or Loss		Fair Value through Other Comprehensive Income	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount
31 December 2015	Mandatorily at Fair value	Designated at Fair Value				Fair Value
Cash	-	-	-	1,214,608	1,214,608	1,214,608
Demand obligations	-	-	-	3,801	3,801	3,801
Treasury investments	4,434,365	-	-	3,957,896	8,392,261	8,538,778
Derivative assets	1,454,625	-	-	-	1,454,625	1,454,625
Non-negotiable instruments on account of capital	-	-	-	271	271	271
Accounts receivable	-	-	-	489,537	489,537	489,537
Loans	20,265	-	-	12,848,282	12,868,547	12,977,286
Equity participations	-	-	703,268	-	703,268	703,268
Other securities	-	-	-	46,423	46,423	46,423
Total financial assets	5,909,255	-	703,268	18,560,818	25,173,341	25,428,597

Accounts payable	-	-	-	1,332,383	1,332,383	1,332,383
Derivative liabilities	1,084,992	-	-	-	1,084,992	1,084,992
Borrowings	-	15,851,251	-	598,014	16,449,265	16,553,691
Total financial liabilities	1,084,992	15,851,251	-	1,930,397	18,866,640	18,971,066

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(UA thousands)

	Financial Assets and Liabilities through Profit or Loss		Fair Value through Other Comprehensive Income	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount
31 December 2014	Mandatorily at Fair value	Designated at Fair Value				Fair Value
Cash	-	-	-	406,709	406,709	406,709
Demand obligations	-	-	-	3,801	3,801	3,801
Securities purchased under resale agreements	-	-	-	34,511	34,511	34,511
Treasury investments	3,723,629	-	-	3,617,995	7,341,624	7,507,638
Derivative assets	1,143,678	-	-	-	1,143,678	1,143,678
Non-negotiable instruments on account of capital	-	-	-	739	739	739
Accounts receivable	-	-	-	640,159	640,159	640,159
Loans	18,807	-	-	12,477,711	12,496,518	12,555,923
Equity participations	-	-	596,818	-	596,818	596,818
Other securities	-	-	-	94,111	94,111	94,111
Total financial assets	4,886,114	-	596,818	17,275,736	22,758,668	22,984,087

Accounts payable	-	-	-	1,211,813	1,211,813	1,211,813
Securities sold under agreements to repurchase	-	-	-	429,317	429,317	429,317
Derivative liabilities	853,735	-	-	-	853,735	853,735
Borrowings	-	13,481,627	-	894,326	14,375,953	14,503,792
Total financial liabilities	853,735	13,481,627	-	2,535,456	16,870,818	16,998,657

The table below classifies the Bank’s financial instruments that were carried at fair value at 31 December 2015 and 2014 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

(UA thousands)

	Quoted prices in active markets for the same instrument		Valuation techniques for which all significant inputs are based on observable market data		Valuation techniques for which any significant input is not based on observable market data		Total
	(Level 1)		(Level 2)		(Level 3)
	2015	2014	2015	2014	2015	2014	2015	2014
Treasury investments	3,141,911	2,030,960	1,230,333	1,477,165	62,121	215,504	4,434,365	3,723,629
Derivative assets	6,997	4,437	1,444,462	1,106,050	3,166	33,191	1,454,625	1,143,678
Loans	-	-	20,265	18,807	-	-	20,265	18,807
Equity participation	6,488	9,216	-	-	696,780	587,602	703,268	596,818
Total financial assets	3,155,396	2,044,613	2,695,060	2,602,022	762,067	836,297	6,612,523	5,482,932

Derivative liabilities	-	-	1,050,456	800,895	34,536	52,840	1,084,992	853,735
Borrowings	8,904,524	6,952,951	6,787,675	6,250,150	159,052	278,526	15,851,251	13,481,627
Total financial liabilities	8,904,524	6,952,951	7,838,131	7,051,045	193,588	331,366	16,936,243	14,335,362

The Bank’s policy is to recognize transfers out of level 3 as of the date of the event or change in circumstances that caused the transfer.

Investments whose values are based on quoted market prices in active markets, and are therefore classified within Level 1, include active listed equities, exchange-traded derivatives, US government treasury bills and certain non-US sovereign obligations. The Bank does not adjust the quoted price for these instruments.

Financial instruments that trade in markets that are not considered to be active but are valued based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs are classified within Level 2.These include investment-grade corporate bonds and certain non-US sovereign obligations, listed equities, over-the-counter derivatives and a convertible loan. As Level 2 investments include positions that are not traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability, which are generally based on available market information.

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Investments classified within Level 3 have significant unobservable inputs, as they trade infrequently or do not trade at all. Instruments in Level 3 include loans to regional member countries, private equity and corporate debt securities including some structured asset and mortgage-backed instruments. As observable prices are not available for these securities, the Bank has used valuation techniques to derive the fair value. However as noted earlier, the fair values for loans and some securities are derived merely for disclosure purposes rather than for reporting on the balance sheet.

The primary products classified at Level 3 are as follows:

Debt Securities - Asset and Mortgage-Backed Securities

Due to the lack of liquidity in the market and the prolonged period of time under which many securities have not traded, obtaining external prices is not a strong enough measure to determine whether an asset has an observable price or not. Therefore, once external pricing has been verified, an assessment is made whether each security is traded with significant liquidity based on its credit rating and sector. If a security is of low credit rating and/or is traded in a less liquid sector, it will be classified as Level 3. Where third party pricing is not available, the valuation of the security will be estimated from market standard cash flow models with input parameter assumptions which include prepayment speeds, default rates, discount margins derived from comparable securities with similar vintage, collateral type, and credit ratings. These securities are also classified as Level 3.

Equity Shares - Private Equity

The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows or net asset value (NAV). The fair value of the Bank’s equity participations is estimated as the Bank’s percentage ownership of the net asset value of the investments.

Derivatives

Trading derivatives are classified at Level 3 if there are parameters which are unobservable in the market, such as products where the performance is linked to more than one underlying. Examples are derivative transactions and derivatives attached to local currency transactions. These unobservable correlation parameters could only be implied from the market, through methods such as historical analysis and comparison to historical levels or benchmark data.

Reconciliation of Level 3 Fair Value Balances

Reconciliation of fair value balances measured using valuation techniques with no significant input from observable market data (level 3 hierarchy) at 31 December 2015 and 2014 is as follows:

80

(UA thousands)

	Investments at Fair Value through Profit and Loss	Investments at Fair Value through Other Comprehensive Income	Derivative Assets	Derivative Liabilities	Borrowings
2014
Balance at 1 January 2014	178,855	512,416	5,847	(54,040)	(243,406)
Unrealized (losses)/gains recognized in income statement	(10,931)	-	44,498	16,681	(41,254)
Gains recognized in the statement of comprehensive income	-	20,596	-	-	-
Purchases, issues and settlements (net)	47,369	35,851	(4,199)	(3,418)	10,465
Reclassification	-	-	-	-	-
Translation effects	211	18,739	(2,021)	(22,997)	(4,331)
Transfer between assets and liabilities	-	-	(10,934)	10,934	-
Balance at 31 December 2014	215,504	587,602	33,191	(52,840)	(278,526)

2015
Balance at 1 January 2015	215,504	587,602	33,191	(52,840)	(278,526)
Unrealized (losses)/gains recognized in income statement	(3,195)	-	6,577	3,677	934
Gains recognized in the statement of comprehensive income	-	38,214	-	-	-
Purchases, issues and settlements (net)	(115,075)	58,838	(30,322)	16,770	124,180
Reclassification	-	-	912	-	-
Translation effects	(35,113)	12,126	(575)	(8,760)	(5,640)
Transfer between assets and liabilities	-	-	(6,617)	6,617	-
Balance at 31 December 2015	62,121	696,780	3,166	(34,536)	(159,052)

Fair Value of Financial Assets and Liabilities at Amortized Cost Based on Three-Level Hierarchy

The table below classifies the fair value of the Bank’s financial instruments that were carried at amortized cost at 31 December 2015 and 2014 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

(UA thousands)

	Quoted prices in active markets for the same instrument		Valuation techniques for which all significant inputs are based on observable market data		Valuation techniques for which any significant input is not based on observable market data		Total
	(Level 1)		(Level 2)		(Level 3)
	2015	2014	2015	2014	2015	2014	2015	2014
Treasury investments	3,946,031	3,567,756	62,065	63,150	96,317	153,103	4,104,413	3,784,009
Loans	-	-	-	-	12,957,021	12,537,116	12,957,021	12,537,116
Total financial assets	3,946,031	3,567,756	62,065	63,150	13,053,338	12,690,219	17,061,434	16,321,125

Borrowings	-	-	601,711	884,322	100,729	137,843	702,440	1,022,165
Total financial liabilities	-	-	601,711	884,322	100,729	137,843	702,440	1,022,165

Quantitative Information about Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The table below shows the valuation techniques used in the determination of fair values for financial assets within level 3 of the measurement hierarchy as well as the key unobservable inputs used in the valuation models. The Bank has determined that market participants would use the same inputs in pricing the financial instruments. Management considers that changing the unobservable inputs described below to reflect other reasonably possible alternative assumptions would not result in a significant change in the estimated fair value.

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Type of Financial Instrument	Valuation Approach	Key Unobservable Input	Inter-relationship between Key Unobservable Inputs and Fair Value Measurement
Treasury investments Time deposits Asset-backed securities Government and agency obligations Corporate bonds Financial institutions Supranational	Discounted cash flow Comparable pricing	Credit spread Conditional prepayment rate Constant default rate Expected payments profile following default Loss-given default yield	Increase in rate reduces fair value
Loans Fixed rate Floating rate	Discounted cash flow	Average cost of capital Probability of default, loss given default	A high probability of default results in lower fair value
Derivative assets	Options model	Volatility of credit Counterparty credit risk Own credit risk
Equity participations	Net asset value	NA	NA
Derivative liabilities	Discounted cash flow	Volatility of credit Credit spreads
Borrowings	Consensus pricing	Offered quotes Own credit

Significant Unobservable Inputs

Although the Bank believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different fair value results.

The valuation techniques applied with significant unobservable inputs are described briefly below:

Comparable pricing

Comparable pricing refers to the method where valuation is done by calculating an implied yield from the price of a similar comparable observable instrument. The comparable instrument for a private equity investment is a comparable listed company. The comparable instrument in case of bonds is a similar comparable but observable bond. This may involve adjusting the yield to derive a value for the unobservable instrument.

Yield

Yield is the interest rate that is used to discount the future cash-flows in a discounted cash-flow model.

Correlation

Correlation is the measure of how movement in one variable influences the movement in another variable. Credit correlation generally refers to the factor that describes the relationship between the probability of individual entities to default on obligations and the joint probability of multiple entities to default on obligations. Similarly, equity correlation is the correlation between two equity instruments. An interest rate correlation refers to the correlation between two swap rates. FX correlation represents the correlation between two different exchange rates.

Liquidity Discount

A liquidity discount is primarily applied to unlisted firms to reflect the fact that these stocks are not actively traded. An increase in liquidity discount in isolation will result in unfavourable movement in the fair value of the unlisted firm.

Volatility

Volatility represents an estimate of how much a particular instrument, parameter or Index will change in value over time. Volatilities are generally implied from the observed option prices. For certain instruments, volatility may change with strike and maturity profile of the option.

Credit Spreads

Credit spreads represent the additional yield that a market participant would demand for accepting an exposure to the credit risk of an instrument. A change in the assumptions could lead to different fair value results.

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Sensitivity Analysis of Valuations of Level 3 Assets and Liabilities Using Unobservable Inputs

For fair value measurements in level 3, changing one or more of the assumptions used would have the following effects:

Investments

The fair value of level 3 investments is sensitive to sources of pricing used. The fair value variance arising from using other sources of prices amounted to UA 0.01 million or 0.01 percent. (2014: UA 0.01 million or 0.002 percent)

Borrowings and Derivatives

The table below shows the effect of a parallel yield curve movement of +/- 100 bps of each of the currencies in the level 3 borrowings and derivative portfolios as of 31 December 2015 and 2014. However, due to the low level of interest rates across the Japanese Yen yield curve, the sensitivity analysis in 2015 and 2014 for liabilities denominated in Japanese Yen reflect a parallel movement in the yield curve of +/- 10 bps:

(UA thousands)

	Upward Parallel Shift		Downward Parallel Shift
	Gain/(Loss)		Gain/(Loss
	2015	2014	2015	2014
Fair-valued level 3 borrowings and derivative portfolios	(3,868)	(42,873)	3,023	24,859

Day One Profit and Loss - Unrecognized Gains/Losses as a Result of the Use of Valuation Models Using Unobservable Inputs

The unamortized balances of day one profit and loss at 31 December 2015 and 2014 were made up as follows:

(UA thousands)

	2015	2014
Balance at 1 January	139,044	146,542
New transactions	32,208	38,848
Amounts recognized in income statement during the year	(37,054)	(40,559)
Translation effects	2,545	(5,787)
Balance at 31 December	136,743	139,044

NOTE F -	TREASURY INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government, agency, supranational, bank and corporate obligations, time deposits, mortgage and asset-backed securities, funded risk participation program, secured lending transactions, resale agreements and related derivative instruments including futures, forward contracts, cross-currency swaps, interest rate swaps, options and short sales.

For government, agency and supranational obligations with final maturity longer than 1 year and less than 15 years, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA- or unconditionally guaranteed by governments of member countries or other official entities with the same rating criteria. For maturities beyond 15 years and up to 30 years, a AAA rating is required. For mortgage and asset-backed securities, the Bank may only invest in securities with a AAA credit rating. For bank and corporate obligations with final maturity longer than 6 months and less than 5 years, the Bank may only invest with counterparties having a minimum credit rating of AA-. AAA rating is required for debt obligations beyond 5 years and up to 10 years. The purchases of currency or interest rate options are permitted only if the life of the option contract does not exceed 1 year. Such transactions are only executed with counterparties with credit ratings of AA- or above. All derivative transactions, including options, cross-currency and interest rate swaps including asset swap transactions, are only permitted with approved counterparties or guaranteed by entities with which the Bank has entered into Master Derivative Agreements and a Collateral Support Agreement with minimum credit ratings of A-/A3 at the time of the transaction.

As at 31 December 2015, the Bank had received collateral with fair value of UA 633 million in connection with swap agreements. Of this amount, a total of UA 543 million was in the form of cash and has been recorded on the balance

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sheet with a corresponding liability included in “Other accounts payable”. The balance of UA 90 million was in the form of liquid financial assets and is kept in custody by the Bank.

The composition of treasury investments as at 31 December 2015 and 2014 was as follows:

(UA thousands)

	2015	2014
Treasury investments mandatorily measured at fair value through profit or loss	4,434,365	3,723,629
Treasury investments at amortized cost	3,957,896	3,617,995
Total	8,392,261	7,341,624

Treasury Investments Mandatorily Measured at Fair Value through Profit or Loss (FVTPL)

A summary of the Bank’s treasury investments mandatorily measured at FVTPL as at 31 December 2015 and 2014 was as follows:

(UA millions)

	US Dollar		Euro		GBP		Other Currencies		All Currencies
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Time deposits	588.06	56.53	600.16	92.71	-	18.86	1.04	75.87	1,189.26	243.97
Asset-backed securities	27.35	81.82	34.73	133.60	-	-	-	-	62.08	215.42
Government and agency obligations	1,262.17	1,146.57	420.98	412.10	-	-	74.91	83.13	1,758.06	1,641.80
Corporate bonds	196.37	338.04	55.68	83.13	-	-	-	-	252.05	421.17
Financial institutions	689.63	701.10	265.26	352.83	-	-	23.40	2.04	978.29	1,055.97
Supranational	51.04	101.63	99.16	8.38	-	-	44.43	35.29	194.63	145.30
Total	2,814.62	2,425.69	1,475.97	1,082.75	-	18.86	143.78	196.33	4,434.37	3,723.63

The nominal value of treasury investments mandatorily measured at FVTPL as at 31 December 2015 was UA 4,425.60 million (2014: UA 3,708.41 million). The average yield of treasury investments mandatorily measured at FVTPL for the year ended 31 December 2015 was 0.58% (2014: 0.81%).

The contractual maturity structure of treasury investments mandatorily measured at FVTPL as at 31 December 2015 and 2014 was as follows:

(UA millions)

	2015	2014
One year or less	2,635.22	1,334.54
More than one year but less than two years	769.96	998.77
More than two years but less than three years	594.66	728.33
More than three years but less than four years	387.17	112.13
More than four years but less than five years	-	377.53
More than five years	47.36	172.33
Total	4,434.37	3,723.63

Treasury Investments at Amortized Cost

A summary of the Bank’s treasury investments at amortized cost at 31 December 2015 and 2014 was as follows:

(UA millions)

	US Dollar		Euro		GBP		Other Currencies		All Currencies
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Asset-backed securities	94.30	146.02	-	-	-	-	-	-	94.30	146.02
Government and agency obligations	933.17	842.99	735.75	699.39	437.48	438.42	290.27	174.34	2,396.67	2,155.14
Corporate bonds	-	5.49	-	-	-	12.93	-	-	-	18.42
Financial institutions	-	11.75	-	20.96	61.92	10.70	-	-	61.92	43.41
Supranational	617.00	545.00	556.26	450.41	231.75	259.59	-	-	1,405.01	1,255.00
Total	1,644.47	1,551.25	1,292.01	1,170.76	731.15	721.64	290.27	174.34	3,957.90	3,617.99
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The nominal value of treasury investments at amortized cost as at 31 December 2015 was UA 3,929.94 million (2014: UA 3,626.13 million). The average yield of treasury investments at amortized cost for the year ended 31 December 2015 was 2.81% (2014: 3.16%).

The contractual maturity structure of treasury investments at amortized cost as at 31 December 2015 and 2014 was as follows:

(UA millions)

	2015	2014
One year or less	318.66	468.79
More than one year but less than two years	329.50	301.38
More than two years but less than three years	480.23	349.47
More than three years but less than four years	355.28	473.87
More than four years but less than five years	352.91	344.87
More than five years	2,121.32	1,679.61
Total	3,957.90	3,617.99

The fair value of treasury investments at amortized cost as at 31 December 2015 was UA 4,104.41 million (2014: UA 3,784.01 million).

NOTE G -	DERIVATIVE ASSETS AND LIABILITIES

The fair values of derivative financial assets and financial liabilities at 31 December 2015 and 2014 were as follows:

(UA thousands)

	2015		2014
	Assets	Liabilities	Assets	Liabilities
Borrowings-related:
Cross-currency swaps	1,360,605	924,967	1,000,960	678,461
Interest rate swaps	68,566	43,307	108,869	17,701
Loan swaps	7,704	113,068	8,925	154,260
	1,436,875	1,081,342	1,118,754	850,422
Investments-related:
Asset swaps	2,629	3,650	3,607	3,313
Macro-hedge swaps and others	15,121	-	21,317	-
	17,750	3,650	24,924	3,313
Total	1,454,625	1,084,992	1,143,678	853,735

The notional amounts of derivative financial assets and financial liabilities at 31 December 2015 and 2014 were as follows:

(UA thousands)

	2015	2014
Borrowings-related:
Cross-currency swaps	10,691,305	10,504,252
Interest rate swaps	6,498,407	4,613,585
Loan swaps	1,480,199	1,623,896
	18,669,911	16,741,733
Investments-related:
Asset swaps	194,920	134,445
Macro-hedge swaps	329,728	430,088
	524,648	564,533
Total	19,194,559	17,306,266

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Loan Swaps

The Bank has entered into interest rate swaps to effectively convert fixed rate income on loans in certain currencies into variable rate income.

Futures Contracts

The Bank has entered into futures contracts to hedge fixed interest rate bonds against interest rate variations. As at 31 December 2015, the Bank had futures with a notional value of Euro 4,956 million and USD 5,992 million. The carrying value of Euro futures and US dollars futures were UA 3.2 million and UA 9.2 million respectively.

Forward Exchange Transactions to Hedge

To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure i.e. EUR, GBP, CFA Franc and USD vis-à-vis the UA, the Bank executed forward exchange transactions to economically hedge its administrative expenses. As at 31 December 2015, there were no open positions with respect to forward exchange transactions.

Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge its interest rate risk exposure associated to fixed rate loans. Changes in the fair value of the derivative hedging instruments are recognized in profit or loss. The hedged item is adjusted to reflect changes in its fair value in respect of the risk being hedged with the gain or loss attributable to the hedged risk being recognized in profit or loss.

The fair value of the loan swaps designated and effective as hedging instruments as at 31 December 2015 was a liability of UA 111.80 million. The fair value gain on these loan swaps for the year ended 31 December 2015 was UA 31.13 million. The fair value loss on the hedged loans attributable to the hedged risk was UA 31.67 million. Therefore, the hedge ineffectiveness recognized in profit or loss was a loss of UA 0.54 million.

Hedge accounting treatment for swaps at the designation date requires the amortization of the difference between the net carrying amount of loans and their fair value from inception. For 2015, the amortization of fair value adjustment on the hedged risk amounted to UA 4.87 million.

NOTE H -	NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL

Prior to May 1981, all payments in respect of paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

1.	Five (5) equal annual installments, of which at least 50 percent is payable in convertible currency and the remainder in local currency; or
2.	Five (5) equal annual installments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest-bearing notes. Such notes are redeemable by the Bank solely in convertible currency in installments commencing on the fifth anniversary of the first subscription payment date.

Non-regional members were required to make their payments solely in convertible currencies.

The paid-up portion of subscriptions, authorized in accordance with Board of Governors’ Resolution B/BG/87/11 relating to the Fourth General Capital Increase (GCI-IV), is to be paid as follows:

1)	Regional Members – 50 percent in five (5) equal annual installments in cash in freely convertible currency or freely convertible currencies selected by the member state, and 50 percent by the deposit of five non-negotiable, non-interest-bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five (5) equal annual installments commencing on the fifth anniversary of the first subscription payment date.

2)	Non-Regional Members – five (5) equal annual installments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

86

Under the Fifth General Capital Increase (GCI-V), there is no distinction in the payment arrangements between regional and non-regional members. Each member is required to pay for the paid-up portion of its subscribed shares in eight (8) equal and consecutive annual installments. The first installments shall be paid in cash and in a freely convertible currency. The second to the eighth installments shall be paid in cash or notes encashable on demand in a freely convertible currency.

Under the Sixth General Capital Increase (GCI-VI), approved in accordance with the Board of Governors’ Resolution B/BG/2010/08 of 27 May 2010 each member eligible to receive financing exclusively from the African Development Fund only shall pay for the paid-up portion of its subscribed shares in twelve (12) equal and consecutive annual installments; while Middle Income Countries, Blend countries and Non-Regional Member Countries shall pay for the paid-up portion of their respective subscribed shares in eight (8) equal and consecutive annual installments.

Payments for shares under GCI-VI are to be made in freely convertible currencies in cash or promissory notes encashable on or before the due date for payment.

At 31 December 2015 and 2014, the non-negotiable notes’ balances were as follows:

(UA thousands)

	2015	2014
Balance at 1 January	739	1,204
Net movement for the year	(468)	(465)
Balance at 31 December	271	739

NOTE I -	LOANS AND GUARANTEES

Loans

The Bank’s loan portfolio comprises loans granted to, or guaranteed by borrowing member countries as well as certain other non-sovereign-guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs, and are not intended for sale. Furthermore, management does not believe there is a comparable secondary market for the type of loans made by the Bank.

The types of loans currently held by the Bank and the terms applicable are described below:

Loan Portfolio: The Bank’s loan portfolio is currently made up of three primary types of loans based on the financial terms: fixed rate, floating rate and variable rate loans. Fixed rate and variable rate loans have both multicurrency and single currency terms – that is, offered in multicurrency or in a single currency. While floating rate loans only bear single currency terms.

Other loans: The Bank also offers parallel co-financing and A/B loan syndications. Through syndications the Bank is able to mobilize co-financing by transferring some or all of the risks associated with its loans and guarantees to other financing partners. Thus, syndications decrease and diversify the risk profile of the Bank’s financing portfolio. Syndications may be on a funded or unfunded basis and may be arranged on an individual, portfolio, or any other basis consistent with industry practices.

The Bank also offers its RMCs local currency loans if the Bank is able to fund efficiently in the local currency market. The local currency loans are offered under the fixed spread loan pricing framework with a “cost-pass-through” principle to ensure that the overall cost of funds is compensated.

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At 31 December 2015 and 2014, outstanding loans were as follows:

(UA thousands)

	2015	2014
Outstanding balance of loans - amortized cost	13,050,128	12,628,999
Outstanding balance of loans - fair value	20,265	18,807
	13,070,393	12,647,806
Less: accumulated provision for impairment	(201,846)	(151,288)
Balance at December 31	12,868,547	12,496,518

Fair Value of Loans

At 31 December 2015 and 2014, the carrying and estimated fair values of outstanding loans were as follows:

(UA thousands)

	2015		2014
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Loans at amortized cost
Fixed rate loans	10,785,155	10,679,302	10,186,538	10,121,368
Floating rate loans	2,082,283	2,088,446	2,254,402	2,234,853
Variable rate loans	182,690	189,273	188,059	180,895
Subtotal	13,050,128	12,957,021	12,628,999	12,537,116
Loans at fair value	20,265	20,265	18,807	18,807
Total	13,070,393	12,977,286	12,647,806	12,555,923
Accumulated provision for impairment on loans at amortized cost	(201,846)	-	(151,288)	-
Net loans	12,868,547	12,977,286	12,496,518	12,555,923

The Bank is exposed to a loan that is measured at FVTPL due to the existence of a conversion option in the loan that could potentially change the future cash flows to no longer represent solely payments of principal and interest as required by IFRS 9. Accordingly, the fair value of this loan, and similar loans, is determined using the expected cash flows model with inputs including interest rates and the borrower’s credit spread estimated based on the Bank’s internal rating methodology for non-sovereign loans.

Maturity and Currency Composition of Outstanding Loans

The contractual maturity structure of outstanding loans as at 31 December 2015 and 2014 was as follows:

(UA millions)

	2015				2014
Periods	Fixed Rate	Floating Rate	Variable Rate	Total	Total
One year or less	748.18	339.13	178.79	1,266.10	1,316.04
More than one year but less than two years	844.81	250.48	2.87	1,098.16	933.54
More than two years but less than three years	879.53	482.03	1.03	1,362.59	1,034.23
More than three years but less than four years	925.68	180.83	-	1,106.51	1,122.79
More than four years but less than five years	958.11	150.33	-	1,108.44	1,007.95
More than five years	6,428.85	699.74	-	7,128.59	7,233.26
Total	10,785.16	2,102.54	182.69	13,070.39	12,647.81

Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements.

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The currency composition and types of outstanding loans as at 31 December 2015 and 2014 were as follows:

(Amounts in UA millions)

			2015	2014
			Amount	%	Amount	%
Fixed Rate:	Multi-Currency	Euro	136.04		154.17
		Japanese Yen	211.01		212.70
		Pound Sterling	2.60		2.62
		Swiss Franc	3.84		3.68
		US Dollar	196.23		170.69
		Others	0.02		0.02
			549.74	4.21	543.88	4.30
	Single Currency	Euro	4,639.67		4,721.70
		Japanese Yen	2.16		3.44
		South African Rand	702.30		861.03
		US Dollar	4,838.92		3,997.27
		Others	52.37		59.22
			10,235.42	78.31	9,642.66	76.24
Floating Rate:	Single Currency	Euro	428.85		412.93
		Japanese Yen	9.03		10.20
		South African Rand	89.35		125.55
		US Dollar	1,575.31		1,724.53
			2,102.54	16.08	2,273.21	17.97
Variable Rate:	Multi-Currency	Euro	29.60		31.57
		Japanese Yen	0.73		0.71
		US Dollar	108.17		107.08
			138.50	1.06	139.36	1.10
	Single Currency	Euro	11.03		13.75
		Japanese Yen	14.44		13.90
		Swiss Franc	0.98		0.94
		US Dollar	17.74		20.11
			44.19	0.34	48.70	0.39
Total			13,070.39	100.00	12,647.81	100.00

The weighted average yield on outstanding loans for the year ended 31 December 2015 was 2.75% (2014: 2.86%).

A comparative summary of the currency composition of outstanding loans at 31 December 2015 and 2014 was as follows:

(Amounts in UA millions)

	2015		2014
	Amount	%	Amount	%
Euro	5,245.19	40.13	5,334.12	42.17
Japanese Yen	237.37	1.81	240.95	1.91
Pound Sterling	2.60	0.02	2.62	0.02
South African Rand	791.65	6.06	986.58	7.80
Swiss Franc	4.82	0.04	4.62	0.04
US Dollar	6,736.37	51.54	6,019.68	47.59
Others	52.39	0.40	59.24	0.47
Total	13,070.39	100.00	12,647.81	100.00

Accrued Income and Charges Receivable on Loans

The accrued income and charges receivable on loans as at 31 December 2015 and 2014 were as follows:

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(UA thousands)

	2015	2014
Accrued income and charges receivable on loans	425,559	416,311
Less: accumulated provision for impairment	(228,580)	(225,649)
Balance at December 31	196,979	190,662

Provision for Impairment on Loan Principal and Charges Receivable

At 31 December 2015, outstanding loans with an aggregate principal balance of UA 541.73 million (2014: UA 396.79 million), of which UA 270.22 million (2014: UA 265.34 million) was overdue, were considered to be impaired.

The gross amounts of loans and charges receivable that were impaired and their cumulative impairment at 31 December 2015 and 2014 were as follows:

(UA thousands)

	2015	2014
Outstanding balance on impaired loans	541,726	396,789
Less: accumulated provision for impairment	(201,846)	(151,288)
Net balance on impaired loans	339,880	245,501

Charges receivable and accrued income on impaired loans	324,857	311,362
Less: accumulated provision for impairment	(228,580)	(225,649)
Net charges receivable and accrued income on impaired loans	96,277	85,713

The movements in the accumulated provision for impairment on outstanding loan principal for the years ended 31 December 2015 and 2014 were as follows:

(UA thousands)

	2015	2014
Balance at 1 January	151,288	145,145
Provision for impairment on loan principal for the year (net)	51,577	1,566
Provision reversal for loan written off	(4,967)	-
Translation effects	3,948	4,577
Balance at 31 December	201,846	151,288

Accumulated provisions for impairment on outstanding loan principal included the provisions relating to public and private sector loans. During the year, net provision for public sector loans was a recovery of UA 14.41 million, after a review of time in default. During the year ended 31 December 2015, a net provision for impairment made on private sector loans amounted to UA 65.99 million (2014: reversal of provision for UA 0.37 million). The accumulated provisions on private sector loans at 31 December 2015 amounted to UA 118.36 million (2014: UA 55.39 million).

The movements in the accumulated provision for impairment on loan interest and charges receivable for the years ended 31 December 2015 and 2014 were as follows:

(UA thousands)

	2015	2014
Balance at 1 January	225,649	206,325
Provision for impairment on loan charges for the year (net)	13,848	16,451
Provision reversal for loan written off	(16,384)	-
Translation effects	5,467	2,873
Balance at 31 December	228,580	225,649

Accumulated provisions for impairment on loan interest and charges receivable included the provisions relating to public and private sector loans. During the year ended 31 December 2015, a provision for impairment was made on interest and charges receivable on private sector loans in the amount of UA 4.89 million (2014: UA 2.55 million). The accumulated provision on interest and charges receivable on private sector loans at 31 December 2015 amounted

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to UA 7.58 million (2014: UA 18.22 million).

Guarantees

The Bank may enter into special irrevocable commitments to pay amounts to borrowers or other parties for goods and services to be financed under loan agreements. At 31 December 2015, outstanding irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 0.59 million (2014: UA 0.63 million).

Also, the Bank provides trade finance and repayment guarantees to entities within its regional member countries for development loans granted to such entities by third parties. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. Trade finance and repayment guarantees provided by the Bank outstanding at 31 December 2015 amounted to UA 444.43 million (2014: UA 164.11 million).

Other than the guarantees above given to other entities, the Bank in 2015 entered into guarantee contracts covering certain of its loans whereby it gives as well as receives compensation in case there is a default in any of the specified loans. Based on the structure, such guarantees are referred to as Exposure Exchange agreements and are primarily risk management tools. The details are in Note in D. As at 31 December 2015 the nominal amounts of these contracts was USD 4.47 billion (UA 3.22 billion).

Similarly, the Bank has credit enhancement facilities that it benefits from for some of its loans. As at 31 December 2015, loans amounting to UA 56.50 million had been approved. The credit enhancement cover for such loans become effective in 2016.

NOTE J -	EQUITY PARTICIPATIONS

Investment in ADF

The ADF was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of African countries, to promote cooperation and increased international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund’s original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increases and General Replenishments.

The ADF has a 14-member Board of Directors, made up of 7 members selected by the African Development Bank and 7 members selected by State Participants. The Fund’s Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the ADB. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven in large part by the number of programs and projects executed during the period. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the year ended 31 December 2015 amounted to UA 200.93 million (2014: UA 248.57 million), representing 63.14 percent (2014: 67.32 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the ADB by agreement exercises 50 percent of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF’s operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At 31 December 2015, the Bank’s pro-rata or economic share in ADF was 0.48 percent (2014: 0.51 percent).

Notwithstanding the exercise of 50 percent voting power in the Fund by the Bank, the conditions for control under IFRS 10 Consolidated Financial Statements are not met since the Bank does not have absolute voting interest to

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control ADF, no rights to variable returns from its relationship with ADF and has an economic interest of less than 1 percent in the Fund. Consequently, the Fund cannot be consolidated in the Bank’s Financial Statements.

As a result of the implementation in 2006 of the Multilateral Debt Relief Initiative described in Note V-2, the net asset value of ADF which is the basis for determining the value of the Bank’s investment in the Fund declined, resulting in impairment loss on the Bank’s investment. The net assets of ADF is made up of its net development resources less outstanding demand obligations plus disbursed and outstanding loans excluding balances due from countries that have reached their HIPC completion points and, are therefore due for MDRI loan cancelation at the balance sheet date.

Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub-regional institutions. The Bank’s objective in such equity investments is to promote the economic development of its Regional Member Countries and, in particular, the development of their private sectors. The Bank’s equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank’s equity participation shall not exceed 25 percent of the equity capital of the entity in which it invests. The Bank does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors’ Resolution B/BG/2009/10 of 13 May 2009, total equity investment by the Bank shall not at any time exceed 15 percent of the aggregate amount of the Bank’s paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources.

Under IFRS 9 equity investments must be measured at fair value through profit or loss. However, where the equity investment is not held for trading, an entity has the option to take fair value changes into other comprehensive income (OCI), with no recycling of the change in fair value to profit or loss if the investment is subsequently derecognized. As the Bank’s equity investments are currently held for strategic purposes of enhancing development in Regional Member Countries rather than for trading, the Bank has opted to designate all its equity investments as at fair value through other comprehensive income.

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The Bank’s equity interests at the end of 2015 and 2014 are summarized below:

(Amounts in UA thousands)

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			Carrying Value
Institutions	Year Established	Callable capital	2015	2014
African Development Fund	1972	-	111,741	111,741
Accumulated share of profit/(loss) & impairment on 1 January			(49,528)	(49,643)
Share of loss for the year			(395)	(633)
Reversal of provision for the year			433	748
		-	62,251	62,213
DIRECT INVESTMENTS
Development Finance Institutions
Africa50	2015	54,123	18,041	-
Africa Prudential plc	2015	-	145	-
African Export and Import Bank	1993	19,577	55,283	29,723
African Guarantee Fund	2011	-	6,908	6,641
Afriland Properties plc	2015	-	134	-
Central African Development Bank (BDEAC)	1975	2,156	1,326	718
East African Development Bank	1967	10,103	15,311	12,609
Eastern and Southern African Trade and Development Bank	1985	39,257	52,521	37,432
Great Lakes Development Bank (BDEGL)*	1980	-	-	-
Shelter Afrique	1982	-	13,583	12,838
TCX Investment Company Mauritius Limited	2007	160	15,300	20,327
United Capital plc	2015	-	307	-
West African Development Bank (BOAD)	1973	1,831	5,157	3,272
		127,207	184,016	123,560
Commercial Banks
United Bank for Africa	1961	-	6,488	9,216
		-	6,488	9,216
Microfinance Institutions
AB Microfinance Bank Nigeria Limited	2007	-	1,297	1,191
Access Bank Liberia Limited	2008	-	915	971
Access Bank Tanzania Limited	2007	-	650	844
Advans Banque Congo	2008	-	1,199	1,016
MicroCred Côte d'Ivoire S.A.	2013	-	826	727
		-	4,887	4,749
Insurance
Africa Trade Insurance Agency	2013	-	10,831	10,353
Africa-Re	1977	-	42,544	38,122
Eastern and Southern African Reinsurance Company (ZEP-RE)	2011	-	15,543	13,554
		-	68,918	62,029
TOTAL DIRECT INVESTMENTS		127,207	264,309	199,554

FUNDS
Africa Capitalization Fund	2010	5,859	19,754	23,151
Africa Health Fund LLC	2009	4,718	9,538	8,088
Africa Joint Investment Fund	2010	659	13,785	8,709
Africa Renewable Energy Fund L.P	2014	11,823	5,380	1,301
African Agriculture Fund LLC	2010	3,869	22,291	14,884
African Infrastructure Investment Fund 2	2009	2,481	19,745	16,966
AfricInvest Fund II LLC	2008	702	8,567	11,294
Agri-Vie Fund PCC	2008	1,146	9,865	8,560
Argan Infrastructure Fund	2010	6,521	3,874	4,048
ARM-Harith Infrastructure Fund	2015	11,442	2,991	-
Atlantic Coast Regional Fund LLC	2008	4,513	16,975	10,496
Aureos Africa Fund LLC	2007	1,425	15,161	17,858
Business Partners International Southern Africa SME Fund	2014	3,542	1,184	953
Carlyle Sub-Saharan Africa Fund (CSSAF)	2012	16,623	6,583	8,389
Catalyst Fund I LLC	2010	2,425	6,753	4,158
Cauris Croissance II Fund	2012	1,147	1,889	2,190
ECP Africa Fund I LLC	1998	-	-	5
ECP Africa Fund II PCC	2005	8,346	25,230	26,815
ECP Africa Fund III PCC	2008	6,464	41,224	39,512
Eight Miles LLP	2012	4,164	8,248	5,952
Enko Africa Private Equity Fund	2014	9,176	1,081	1,192
Evolution One Fund	2010	637	1,941	1,877
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GEF Africa Sustainable Forestry Fund	2011	613	11,721	12,759
GroFin Africa Fund	2008	2,329	4,044	4,652
Helios Investors II (Mauritius) Limited	2011	3,954	25,788	16,307
I & P Afrique Entrepreneurs	2012	2,620	2,769	1,383
Investment Fund for Health in Africa	2010	1,208	5,458	4,086
KIBO Fund II	2014	7,910	788	51
Maghreb Private Equity Fund II (Mauritius) PCC	2008	3	17,431	19,618
Maghreb Private Equity Fund III (Mauritius) PCC	2012	2,116	14,078	10,258
New Africa Mining Fund II	2010	13,953	-	360
Pan African Housing Fund (PAHF)	2013	3,567	981	359
Pan African Infrastructure Development Fund	2007	4,136	28,835	21,622
Pan African Infrastructure Development Fund II	2014	6,584	935	821
Pan-African Investment Partners II Limited	2008	754	57	327
South Africa Infrastructure Fund	1996	545	19,346	24,467
West Africa Emerging Market Fund	2011	2,781	2,418	1,583
TOTAL FUNDS		160,775	376,708	335,051
TOTAL DIRECT INVESTMENT AND FUNDS		287,962	641,017	534,605
GRAND TOTAL		287,962	703,268	596,818

*Amounts fully disbursed, but the value is less than UA 100, at the current exchange rate.

**The cost of equity investments (excluding ADF) carried at fair value at 31 December 2015 amounted to UA 524.63 million (2014: UA 455.47 million).

NOTE K -	OTHER SECURITIES

The Bank may invest in certain debt instruments issued by entities in its Regional Member Countries (RMCs) for the purpose of financing development projects and programs. The Bank may also invest in other securities including trade financing that meet the development objectives of its borrower member countries.

These investments are classified as financial assets at amortized cost.

The carrying amount of “Other securities” at 31 December 2015 was UA 46.42 million (2014: UA 94.11 million).

NOTE L -	PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS

(UA thousands)

	Property and Equipment						Intangible Assets	Grand Total
2015	Land	Capital Work in Progress	Building and Improvements	Furniture, Fixtures & Fittings	Equipment & Motor Vehicles	Total Property & Equipment	Computer Software	Property, Equipment & Intangible Assets
Cost:
Balance at 1 January	480	56,345	23,314	18,843	66,042	165,024	22,668	187,692
Additions during the year	-	13,533	819	3,346	4,980	22,678	1,062	23,740
Disposals during the year	-	(75)	-	(5,814)	(8,808)	(14,697)	(8)	(14,705)
Balance at 31 December	480	69,803	24,133	16,375	62,214	173,005	23,722	196,727

Accumulated Depreciation:
Balance at 1 January	-	-	22,121	11,780	53,509	87,410	21,448	108,858
Depreciation during the year	-	-	301	2,173	5,511	7,985	1,067	9,052
Disposals during the year	-	-	-	(5,589)	(8,414)	(14,003)	(8)	(14,011)
Balance at 31 December	-	-	22,422	8,364	50,606	81,392	22,507	103,899
Net Book Value: 31 December 2015	480	69,803	1,711	8,011	11,608	91,613	1,215	92,828

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(UA thousands)

	Property and Equipment						Intangible Assets	Grand Total
2014	Land	Capital Work in Progress	Building and Improvements	Furniture, Fixtures & Fittings	Equipment & Motor Vehicles	Total Property & Equipment	Computer Software	Property, Equipment & Intangible Assets
Cost:
Balance at 1 January	480	23,028	22,856	14,314	61,284	121,962	21,798	143,760
Additions during the year	-	33,317	458	5,664	5,528	44,967	870	45,837
Disposals during the year	-	-	-	(1,135)	(770)	(1,905)	-	(1,905)
Balance at 31 December	480	56,345	23,314	18,843	66,042	165,024	22,668	187,692

Accumulated Depreciation:
Balance at 1 January	-	-	21,995	11,196	49,308	82,499	20,589	103,088
Depreciation during the year	-	-	126	1,669	4,954	6,749	859	7,608
Disposals during the year	-	-	-	(1,085)	(753)	(1,838)	-	(1,838)
Balance at 31 December	-	-	22,121	11,780	53,509	87,410	21,448	108,858
Net Book Value: 31 December 2014	480	56,345	1,193	7,063	12,533	77,614	1,220	78,834

The land on which the HQ building stands was originally granted for the unlimited use by the Bank, but with ownership retained by the Government of Côte d'Ivoire. However, in 2013, the Government of Côte d’Ivoire agreed to transfer the title to the land to the Bank and the relevant processes to perfect the transfer of title to the Bank are underway.

NOTE M -	BORROWINGS

As at 31 December 2015 and 2014, the Bank’s borrowings were as follows:

(UA millions)

	2015	2014
Borrowings at fair value	15,851.25	13,481.63
Borrowings at amortized cost	598.01	894.32
Total	16,449.26	14,375.95

The Bank’s borrowings as at 31 December 2015 included subordinated borrowings in the amount of UA 223.09 million (2014: UA 489.33 million).

The capital adequacy framework approved by the Board of Directors adopted the use of a single debt to usable capital ratio to monitor the Bank’s leverage. The ratio caps the Bank’s total outstanding debt at 100 percent of usable capital. Usable capital comprises the equity of the Bank and the callable capital of its non-borrowing members rated A- or better. The Bank’s usable capital at 31 December 2015 was UA 28.13 billion.

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-saving opportunities and to lower its funding costs.

Certain long-term borrowing agreements contain provisions that allow redemption at the option of the holder at specified dates prior to maturity. Such borrowings are reflected in the tables on the maturity structure of borrowings using the put dates, rathe r than the contractual maturities. Management believes, however, that a portion of such borrowings may remain outstanding beyond their earliest indicated redemption dates.

The Bank has entered into cross-currency swap agreements with major international banks through which proceeds from borrowings are converted into a different currency and include a forward exchange contract providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

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A summary of the Bank’s borrowings portfolio at 31 December 2015 and 2014 was as follows:

Borrowings and Swaps at 31 December 2015

(Amounts in UA millions)

		Direct Borrowings				Currency Swap Agreements (a)			Interest Rate Swaps
Currency	Rate Type	Carried at Fair Value	Carried at Amortized Cost	Wgtd. Avg. Cost(b) (%)	Wgtd Average Maturity (Years)	Amount Payable/ (Receivable)	Wgtd. Avg. Cost(b) (%)	Average Maturity (Years)	Notional Amount Payable/ (Receivable)	Wgtd. Avg. Cost(b) (%)	Average Maturity (Years)
Euro	Fixed	118.74	-	0.28	1.3	213.65	6.63	5.3	-	-	-
		-	-	-	-	-	-	-	(117.85)	0.28	1.3
	Adjustable	-	-	-	-	(271.05)	(0.35)	1.5	117.85	(0.23)	1.3
		-	-	-	-	5,740.60	(0.17)	3.5	-	-	-
Japanese Yen	Fixed	771.80	122.67	0.88	33.3	-	-	-	-	-	-
		-	-	-	-	(831.75)	0.86	34.2	-	-	-
	Adjustable	351.94	-	4.30	4.3	15.71	(0.49)	6.6	14.36	(0.31)	8.7
		-	-	-	-	(371.00)	3.34	9.6	(14.36)	2.47	8.7
US Dollar	Fixed	10,085.14	368.04	1.58	1.6	-	-	-	-	-	-
		-	-	-	-	(4,293.77)	1.75	2.2	(5,357.47)	1.65	2.5
	Adjustable	178.59	-	0.85	0.9	3,848.06	0.27	9.9	5,625.48	0.45	2.4
		-	-	-	-	(759.27)	(0.08)	4.0	(238.13)	1.60	0.7
Others (d)	Fixed	3,954.45	58.15	3.16	4.2	-	-	-	-	-	-
		-	-	-	-	(3,476.88)	3.17	4.0	(572.08)	1.77	1.6
	Adjustable	390.59	49.77	5.22	2.0	614.98	5.64	3.1	503.33	2.75	1.8
		-	-	-	-	(684.60)	3.94	2.3	-	-	-
Total	Fixed	14,930.13	548.86	1.94	4.1	213.65	6.63	5.3	-	-	-
		-	-	-	-	(8,602.39)	2.24	6.0	(6,047.40)	1.54	1.9
	Adjustable	921.12	49.77	4.08	2.7	4,207.70	1.09	9.5	6,261.02	0.83	2.4
		-	-	-	-	3,925.73	(1.24)	3.1	(252.49)	(0.54)	(1.0)
Principal at face value		15,851.25	598.63	2.07	4.0	(255.31)	-	-	(38.87)	-	-

Net unamortized premium/ (Discount)		-	(0.62)	-	-	519.40	-	-	34.59	-	-
		15,851.25	598.01	2.07	4.0	264.09	-	-	(4.28)	-	-

Fair valuation adjustment		-	-	-		171.55(c)	-	-	29.54(c)	-	-
Total		15,851.25	598.01	2.07	4.0	435.64	-	-	25.26	-	-

Supplementary disclosure (direct borrowings):

The notional amount of borrowings at 31 December 2015 was UA 16,449.26 million and the estimated fair value was UA 16,553.69 million.

a.	Currency swap agreements include cross-currency interest rate swaps.
b.	The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at 31 December 2015.
c.	These amounts are included in derivative assets and liabilities on the balance sheet.
d.	These amounts relate mainly to borrowings and derivatives in AUD, CHF, NZD, TRY and ZAR.

Slight differences may occur in totals due to rounding.

97

Borrowings and Swaps at 31 December 2014

(Amounts in UA millions)

		Direct Borrowings				Currency Swap Agreements (a)			Interest Rate Swaps
Currency	Rate Type	Carried at Fair Value	Carried at Amortized Cost	Wgtd. Avg. Cost(b) (%)	Wgtd Average Maturity (Years)	Amount Payable/ (Receivable)	Wgtd. Avg. Cost(b) (%)	Average Maturity (Years)	Notional Amount Payable/ (Receivable)	Wgtd. Avg. Cost(b) (%)	Average Maturity (Years)
Euro	Fixed	126.81	-	0.28	2.3	244.58	6.38	5.9	-	-	-
		-	-	-	-	-	-	-	(125.70)	0.28	2.3
	Adjustable	-	-	-	-	5,555.92	0.09	4.6	125.70	0.03	2.3
		-	-	-	-	(272.35)	(0.08)	2.4	-	-	-
Japanese Yen	Fixed	574.44	117.32	1.36	29.4	-	-	-	-	-	-
		-	-	-	-	(624.90)	1.21	31.7	-	-	-
	Adjustable	362.30	-	4.50	4.4	-	-	-	-	-	-
		-	-	-	-	(394.89)	3.41	9.4	-	-	-
US Dollar	Fixed	7,363.16	628.10	1.82	3.2	-	-	-	-	-	-
		-	-	-	-	(3,761.71)	1.79	3.1	(3,594.67)	1.95	3.2
	Adjustable	175.99	-	1.25	1.3	3,732.99	0.08	8.5	3,850.91	0.31	3.1
		-	-	-	-	(828.11)	(0.18)	4.4	(241.36)	2.00	1.0
Others (d)	Fixed	4,721.14	146.52	3.23	4.4	5.44	3.92	0.5	-	-	-
		-	-	-	-	(4,254.40)	3.43	4.3	(651.86)	1.68	4.7
	Adjustable	157.79	3.11	1.96	3.7	816.81	5.40	3.9	551.23	3.34	4.4
		-	-	-	-	(367.31)	1.07	4.0	-	-	-
Total	Fixed	12,785.55	891.94	2.28	4.8	250.02	6.33	5.8	-	-	-
		-	-	-	-	(8,641.01)	2.56	5.8	(4,372.23)	1.86	3.4
	Adjustable	696.08	3.11	3.10	3.5	10,105.72	0.52	6.0	4,527.84	0.67	3.2
		-	-	-	-	(1,862.66)	0.84	5.1	(241.36)	2.00	1.0
Principal at face value		13,481.63	895.05	2.32	4.7	(147.93)	-	-	(85.75)	-	-

Net unamortized premium/ (Discount)		-	(0.73)	-	-	526.33	-	-	80.45	-	-
		13,481.63	894.32	2.32	4.7	378.40	-	-	(5.30)	-	-

Fair valuation adjustment		-	-	-	-	(55.90)(c)	-	-	96.47(c)	-	-
Total		13,481.63	894.32	2.32	4.7	322.50	-	-	91.17	-	-

Supplementary disclosure (direct borrowings):

The notional amount of borrowings at 31 December 2014 was UA 14,347.92 million and the estimated fair value was UA 14,503.79 million.

e.	Currency swap agreements include cross-currency interest rate swaps.
f.	The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at 31 December 2014.
g.	These amounts are included in derivative assets and liabilities on the balance sheet.
h.	These amounts relate mainly to borrowings and derivatives in AUD, CHF, NZD, TRY and ZAR.

Slight differences may occur in totals due to rounding.

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 31 December 2015 was as follows:

i)	Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	3,530.54	192.29	3,722.83
More than one year but less than two years	3,137.85	-	3,137.85
More than two years but less than three years	3,066.91	-	3,066.91
More than three years but less than four years	1,107.37	1.33	1,108.70
More than four years but less than five years	1,182.68	2.37	1,185.05
More than five years	3,600.75	29.16	3,629.91
Total	15,626.10	225.15	15,851.25

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ii)	Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	4.93	-	4.93
More than one year but less than two years	5.93	-	5.93
More than two years but less than three years	19.78	-	19.78
More than three years but less than four years	162.29	-	162.29
More than four years but less than five years	4.93	-	4.93
More than five years	340.93	59.84	400.77
Subtotal	538.79	59.84	598.63
Net unamortized premium and discount	(0.62)	-	(0.62)
Total	538.17	59.84	598.01

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 31 December 2014 was as follows:

i)	Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	699.51	281.33	980.84
More than one year but less than two years	3,238.80	-	3,238.80
More than two years but less than three years	2,288.69	-	2,288.69
More than three years but less than four years	2,563.28	-	2,563.28
More than four years but less than five years	750.79	1.26	752.05
More than five years	3,641.32	16.65	3,657.97
Total	13,182.39	299.24	13,481.63

ii)	Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	309.23	-	309.23
More than one year but less than two years	5.54	-	5.54
More than two years but less than three years	6.60	-	6.60
More than three years but less than four years	22.51	-	22.51
More than four years but less than five years	158.13	-	158.13
More than five years	393.04	-	393.04
Subtotal	895.05	-	895.05
Net unamortized premium and discount	(0.73)	-	(0.73)
Total	894.32	-	894.32

The fair value of borrowings carried at fair value through profit or loss at 31 December 2015 was UA 15,851.25 million (2014: UA 13,481.63 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at 31 December 2015 was UA 15,848.51 million (2014: UA 13,452.87 million). The surrender value of callable borrowings is equivalent to the notional amount plus accrued finance charges.

As per Note P, there was a loss of UA 38.81 million on fair-valued borrowings and related derivatives for the year ended 31 December 2015 (2014: net loss of UA 36.73 million). The fair value movement attributable to changes in the Bank’s credit risk included in the other comprehensive income for the year ended 31 December 2015 was a gain of UA 73.06 million (2014: loss of UA 32.14 million).

Fair value movements attributable to changes in the Bank’s credit risk are determined by comparing the discounted cash flows for the borrowings designated at fair value through profit or loss using the Bank’s credit spread on the

99

relevant liquid markets for ADB quoted bonds versus LIBOR both at the beginning and end of the relevant period. The Bank’s credit spread was not applied for fair value changes on callable borrowings with less than one year call date.

For borrowings designated at fair value through profit or loss at 31 December 2015, the cumulative unrealized fair value losses to date were UA 770.29 million (2014: losses of UA 828.27 million).

NOTE N -	EQUITY

Equity is composed of capital and reserves. These are further detailed as follows:

Capital

Capital includes subscriptions paid-in by member countries and cumulative exchange adjustments on subscriptions (CEAS). The Bank is not exposed to any externally imposed capital requirements.

Subscriptions Paid In

Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, a voluntary capital increase and the six General Capital Increases (GCI) made so far. The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on 29 May 1998 and became effective on 30 September 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in proportion of six percent (6%) paid-up and ninety-four percent (94%) callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

Prior to the sixth General Capital Increase (GCI-VI) and by its resolutions B/BG/2008/07 and B/BG/2009/05, the Board of Governors authorized two capital increases bringing the Authorized Capital of the Bank from UA 21,870 million to UA 22,120 million to allow the Republic of Turkey and the Grand Duchy of Luxembourg to become members of the Bank. The membership of these two countries became effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Non-Regional Countries to Membership of the Bank. Consequently, on 29 October 2013 and 29 May 2014, the Republic Turkey and The Grand Duchy Luxembourg respectively were formally admitted as the 78th and 79th member countries of the Bank.

In 2009, the Board of Directors endorsed a proposal made by Canada and Republic of Korea offering to subscribe, temporarily, to additional non-voting callable capital of the Bank in the amounts of UA 1.63 billion and UA 0.19 billion, respectively. This proposal was adopted by the Board of Governors on 22 February 2010. Accordingly, the authorized capital stock of the Bank increased from UA 22,120 million to UA 23,947 million by the creation of additional 182,710 non-voting shares. These non-voting callable shares were to be absorbed by the subscriptions of Canada and the Republic of Korea to GCI-VI when they become effective.

The GCI-VI was approved by the Board of Governors of the Bank on 27 May 2010. GCI-VI increased the authorized capital stock of the Bank from UA 23,947 million to UA 67,687 million with the creation of 4,374,000 new shares. The new shares created are to be allocated to the regional and non-regional groups in such proportions that, when fully subscribed, the regional group shall hold 60 percent of the total capital stock of the Bank, and the non-regional group 40 percent. The new shares and the previous ones described above shall be divided into paid-up and callable shares in the proportion of 6 percent paid-up shares and 94 percent callable shares.

100

Upon conclusion of the GCI VI capital increase and following the Board of Governors’ resolutions, the temporary non-voting callable shares of Canada and Korea described above were effectively retired in 2011 and 2012, respectively thereby reducing the authorized capital of the Bank for each of these periods by 163,296 and 19,414.

Following its Resolution B/BG/2012/04 of 31 May 2012, the Board of Governors authorized a Special Capital Increase of the authorized share capital of the Bank to allow for: (i) subscription by a new regional member country (the Republic of South Sudan) of the minimum number of shares required for it to become a member; and (ii) the resulting subscription by non-regional members of the number of shares necessary to comply with the 60/40 ratio requirement between the shareholding of regional and non-regional members. Accordingly, the Board of Governors, decided to increase the authorized capital of the Bank by the creation of 111,469 new shares, out of which 66,881 shall be available for subscription by the Republic of South Sudan, and 44,588, shall be available for subscription by non-regional members. In 2014, by Resolution B/BG/2014/02, the Board of Governors revised down to 33,895 shares the initial subscription of South Sudan’s, in line with its IMF quota. The additional shares are subject to the same terms and conditions as the shares authorized in the GCI-VI. On 30 April 2015, having completed the membership process to join the African Development Bank, South Sudan was admitted as member.

The Bank’s capital as at 31 December 2015 and 2014 was as follows:

(UA thousands)

	2015	2014
Capital Authorized (in shares of UA 10 000 each)	66,975,050	66,975,050
Less: Unsubscribed	(1,492,542)	(1,841,828)
Subscribed Capital	65,482,508	65,133,222
Less: Callable Capital	(60,598,095)	(60,268,705)
Paid-up Capital	4,884,413	4,864,517
Shares to be issued upon payment of future installments	(1,157,150)	(1,426,520)
Add: Amounts paid in advance	445	354
	3,727,708	3,438,351
Less: Amounts in arrears	(17)	(119)
Capital at December 31	3,727,691	3,438,232

Included in the total unsubscribed shares of UA 1,492.54 million at 31 December 2015 was an amount of UA 38.83 million representing the balance of the shareholding of the former Socialist Federal Republic of Yugoslavia (former Yugoslavia).

Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 38.83 million callable, and UA 4.86 million paid-up shares) have been held by the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of 31 December 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state’s Official Development Assistance its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank accepted the offer.

101

Subscriptions by member countries and their voting power at 31 December 2015 were as follows:

(Amounts in UA thousands)

	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
1	ALGERIA	271,025	4.213	153,734	2,556,520	271,650	4.191
2	ANGOLA	74,242	1.154	39,011	703,412	74,867	1.155
3	BENIN	12,405	0.193	6,517	117,533	13,030	0.201
4	BOTSWANA	69,452	1.080	61,681	632,845	70,077	1.081
5	BURKINA FASO	25,648	0.399	13,717	242,775	26,273	0.405
6	BURUNDI	15,269	0.237	9,194	143,496	15,894	0.245
7	CABO VERDE	4,919	0.076	3,095	46,100	5,544	0.085
8	CAMEROON	69,602	1.082	35,755	660,281	70,227	1.083
9	CENTRAL AFRICAN REPUBLIC	2,843	0.044	1,607	26,822	3,327	0.051
10	CHAD	4,528	0.070	2,548	42,740	5,153	0.079
11	COMOROS	542	0.008	605	4,826	1,167	0.018
12	CONGO	29,200	0.454	15,670	276,350	29,825	0.460
13	COTE D'IVOIRE	239,563	3.724	134,738	2,260,900	240,188	3.705
14	DEMOCRATIC REPUBLIC OF CONGO	82,789	1.287	44,499	783,395	83,414	1.287
15	DJIBOUTI	1,213	0.019	1,517	10,618	1,838	0.028
16	EGYPT	350,410	5.447	200,935	3,303,170	351,035	5.415
17	EQUATORIAL GUINEA	10,245	0.159	6,395	96,057	10,870	0.168
18	ERITREA	2,003	0.031	2,506	17,522	2,628	0.041
19	ETHIOPIA	101,633	1.580	53,397	962,940	102,258	1.577
20	GABON	76,913	1.196	48,390	720,758	77,538	1.196
21	GAMBIA	9,763	0.152	5,237	92,413	10,388	0.160
22	GHANA	137,130	2.132	70,437	1,300,871	137,755	2.125
23	GUINEA	25,919	0.403	14,233	244,961	26,544	0.409
24	GUINEA BISSAU	1,552	0.024	870	14,660	2,177	0.034
25	KENYA	92,976	1.445	51,863	877,900	93,601	1.444
26	LESOTHO	3,723	0.058	4,025	33,210	4,348	0.067
27	LIBERIA	12,403	0.193	7,404	116,637	13,028	0.201
28	LIBYA	214,523	3.335	120,463	2,024,777	215,118	3.319
29	MADAGASCAR	41,270	0.642	21,672	391,030	41,895	0.646
30	MALAWI	17,846	0.277	10,043	168,420	18,471	0.285
31	MALI	27,864	0.433	14,757	263,881	28,489	0.439
32	MAURITANIA	3,704	0.058	4,118	32,915	4,329	0.067
33	MAURITIUS	42,063	0.654	30,427	390,230	42,688	0.659
34	MOROCCO	227,618	3.539	141,566	2,134,620	228,243	3.521
35	MOZAMBIQUE	38,083	0.592	21,149	359,697	38,708	0.597
36	NAMIBIA	22,117	0.344	14,031	207,150	22,742	0.351
37	NIGER	16,148	0.251	9,121	152,363	16,773	0.259
38	NIGERIA	574,044	8.924	333,042	5,407,433	574,669	8.865
39	RWANDA	8,480	0.132	4,496	80,303	9,105	0.140
40	SAO TOME & PRINCIPE	4,350	0.068	2,461	41,053	4,975	0.077
41	SENEGAL	67,337	1.047	35,142	638,241	67,962	1.048
42	SEYCHELLES	1,823	0.028	1,732	16,499	2,448	0.038
43	SIERRA LEONE	18,472	0.287	9,987	174,751	19,097	0.295
44	SOMALIA	1,941	0.030	2,427	16,986	2,566	0.040
45	SOUTH AFRICA	323,933	5.036	157,745	3,081,600	324,558	5.007
46	SOUTH SUDAN	32,030	0.498	1,695	318,610	32,655	0.504
47	SUDAN	21,411	0.333	12,758	201,347	22,036	0.340
48	SWAZILAND	7,385	0.115	8,325	65,530	8,010	0.124
49	TANZANIA	49,043	0.762	25,948	464,497	49,668	0.766
50	TOGO	10,070	0.157	5,528	95,171	10,695	0.165
51	TUNISIA	90,175	1.402	57,503	844,260	90,800	1.401
52	UGANDA	30,744	0.478	16,875	290,577	31,369	0.484
53	ZAMBIA	80,258	1.248	42,611	759,945	80,813	1.247
54	ZIMBABWE	133,074	2.069	72,587	1,258,158	133,699	2.063
	Total Regionals	3,833,716	59.599	2,167,789	36,169,756	3,867,225	59.658

Slight differences may occur in totals due to rounding.

102

(Amounts in UA thousands)

	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
	Total Regionals	3,833,716	59.599	2,167,789	36,169,756	3,867,225	59.658
55	ARGENTINA	5,847	0.091	6,107	52,364	6,472	0.100
56	AUSTRIA	28,769	0.447	17,033	270,660	29,394	0.453
57	BELGIUM	41,156	0.640	22,390	389,180	41,782	0.644
58	BRAZIL	26,072	0.405	14,051	246,676	26,698	0.412
59	CANADA	246,004	3.824	178,344	2,281,710	246,629	3.805
60	CHINA	73,739	1.146	43,171	694,230	74,364	1.147
61	DENMARK	75,836	1.179	55,036	703,330	76,461	1.180
62	FINLAND	31,495	0.489	18,646	296,310	32,120	0.495
63	FRANCE	241,981	3.762	143,256	2,276,560	242,606	3.743
64	GERMANY	265,640	4.130	157,265	2,499,140	266,265	4.108
65	INDIA	16,094	0.250	9,058	151,890	16,719	0.258
66	ITALY	156,363	2.431	92,471	1,471,170	156,988	2.422
67	JAPAN	353,868	5.501	209,500	3,329,180	354,493	5.469
68	KOREA	30,161	0.469	17,463	284,150	30,786	0.475
69	KUWAIT	29,208	0.454	21,420	270,660	29,833	0.460
70	LUXEMBOURG	12,659	0.197	1,988	124,610	13,284	0.205
71	NETHERLANDS	55,830	0.868	32,453	525,860	56,455	0.871
72	NORWAY	74,754	1.162	44,213	703,330	75,379	1.163
73	PORTUGAL	15,422	0.240	8,470	145,750	16,047	0.248
74	SAUDI ARABIA	12,420	0.193	6,760	117,440	13,045	0.201
75	SPAIN	69,253	1.077	49,092	643,440	69,878	1.078
76	SWEDEN	99,557	1.548	58,936	936,640	100,182	1.545
77	SWITZERLAND	94,488	1.469	55,939	888,950	95,113	1.467
78	TURKEY	6,572	0.102	1,541	64,190	7,197	0.111
79	UNITED KINGDOM	112,759	1.753	65,033	1,062,560	113,384	1.749
80	UNITED STATES OF AMERICA	422,862	6.574	230,266	3,998,359	423,487	6.533
	Total Non Regionals	2,598,809	40.401	1,559,902	24,428,339	2,615,061	40.342
	Grand Total	6,432,525	100.000	3,727,691	60,598,095	6,482,286	100.000

The subscription position including the distribution of voting rights at 31 December 2015 reflects the differences in the timing of subscription payments by member countries during the allowed subscription payment period for GCI-VI. After the shares have been fully subscribed, the regional and non-regional groups are expected to hold 60% and 40% voting rights, respectively.

Slight differences may occur in totals due to rounding.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, and subsequent capital increases payments by regional and non-regional members in US dollars were fixed at an exchange rate of 1 UA = US$ 1.20635. This rate represented the value of the US Dollar to the SDR immediately before the introduction of the basket method of valuing the SDR on 1 July 1974 (1974 SDR). As a result of these practices, losses or gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At 31 December 2015 and 2014, the Cumulative Exchange Adjustment on Subscriptions was as follows:

(UA thousands)

	2015	2014
Balance at 1 January	173,538	172,654
Net conversion (gains)/losses on new subscriptions	(4,696)	884
Balance at 31 December	168,842	173,538

Reserves

Reserves consist of retained earnings, fair value gains/losses on investments designated at fair value through other comprehensive income, gains/losses on fair-valued borrowings arising from “own credit” and remeasurements of defined liability.

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Retained Earnings

Retained earnings included the net income for the year, after taking into account transfers approved by the Board of Governors, and net charges recognized directly in equity. Retained earnings also included the transition adjustments resulting from the adoption of new or revised financial reporting standards, where applicable.

The movements in retained earnings during 2014 and 2015 were as follows:

(UA thousands)

Balance at 1 January 2014	2,964,743
Net income for the year	31,692
Net gains recognized directly in equity	-
Balance at 31 December 2014	2,996,435

Net loss for the current year	(30,840)
Net gains recognized directly in equity	-
Balance at 31 December 2015	2,965,595

During the year, the Board of Governors approved the distribution of UA 124.00 million (2014: UA 120.00 million) from income and the surplus account to certain entities for development purposes.

With effect from 2006, Board of Governors’ approved distributions to entities for development purposes are reported as expenses in the Income Statement in the year such distributions are approved.

The movement in the surplus account during 2014 and 2015 is as follows:

(UA thousands)

Balance at 1 January 2014	33,442
Distribution to Special Relief Fund	(5,000)
Distribution to Africa50	(20,000)
Balance at 31 December 2014	8,442

Allocation from 2014 net income	25,000
Distribution to Special Relief Fund	(10,000)
Distribution to MIC Technical Assistance Fund	(8,000)
Distribution to NEPAD Infrastructure Project Preparation Facility	(8,000)
Balance at 31 December 2015	7,442

Distributions to entities for development purposes, including those made from the surplus account, for the years ended 31 December 2015 and 2014 were as follows:

(UA thousands)

	2015	2014
African Development Fund (ADF)	51,000	42,000
Post Conflict Assistance - DRC	47,000	53,000
Special Relief Fund	10,000	5,000
MIC Technical Assistance Fund	8,000	-
NEPAD Infrastructure Project Preparation Facility	8,000	-
Africa50	-	20,000
Total	124,000	120,000

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NOTE O -	INCOME FROM LOANS AND INVESTMENTS AND RELATED DERIVATIVES

Income from Loans

Income from loans for the years ended 31 December 2015 and 2014 was as follows:

(UA thousands)

	2015	2014
Interest income on loans not impaired	305,609	301,711
Interest income on impaired loans	32,898	28,502
Commitment charges	11,430	11,648
Statutory commission	270	267
Total	350,207	342,128

Income from investments for the years ended 31 December 2015 and 2014 was as follows:

(UA thousands)

	2015	2014
Interest income	151,680	169,869
Realized fair value losses on investments	(4,966)	(83)
Unrealized fair value losses on investments	(24,501)	(37,372)
Total	122,213	132,414

Total interest income on investments at amortized cost for the year ended 31 December 2015 was UA 102.64 million (2014: UA 106.01 million).

NOTE P -	BORROWING EXPENSES

Interest and Amortized Issuance Costs

Interest and amortized issuance costs on borrowings for the years ended 31 December 2015 and 2014 were as follows:

(UA thousands)

	2015	2014
Charges to bond issuers	344,336	375,624
Amortization of issuance costs	1,798	337
Total	346,134	375,961

Total interest expense for financial liabilities not at fair value through profit or loss for the year ended 31 December 2015 was UA 98.74 million (2014: UA 66.70 million).

Net Interest on Borrowing-Related Derivatives

Net interest on borrowing-related derivatives for the years ended 31 December 2015 and 2014 was as follows:

(UA thousands)

	2015	2014
Interest on derivatives payable	157,163	143,678
Interest on derivatives receivable	(337,382)	(364,885)
Total	(180,219)	(221,207)

Unrealized Losses on Borrowings, Related Derivatives and Others

Unrealized gains/losses on borrowings, related derivatives and others for the years ended 31 December 2015 and 2014 were as follows:

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(UA thousands)

	2015	2014
Unrealized (losses)/gains on fair-valued borrowings and related derivatives	(38,814)	(36,728)
Unrealized (losses)/gains on derivatives on non-fair valued borrowings and others	(10,702)	6,898
Total	(49,516)	(29,830)

Fair value gain attributable to changes in the Bank’s “own credit” for the year ended 31 December 2015 amounted to UA 73.06 million (2014: loss UA 32.14 million) and was included in the other comprehensive income.

The net unrealized loss on derivatives on non-fair valued borrowings and others for the year ended 31 December 2015 amounted to UA 10.70 million (2014: gain UA 6.90 million). This included the income statement effects of the hedge accounting, consisting of unrealized loss of UA 0.54 million, representing hedge ineffectiveness and UA 4.87 million of amortization of fair value adjustments on the hedged risk (See Note G).

Valuation adjustment loss in respect of counterparty risk of derivative financial assets (CVA) for the year ended 31 December 2015 amounted to UA 11.22 million (2014: loss UA 0.42 million), whilst valuation adjustment loss relating to credit risk in derivative financial liabilities (DVA) for the year ended 31 December 2015 was UA 0.34 million (2014: loss UA 3.51 million).

NOTE Q -	ADMINISTRATIVE EXPENSES

Total administrative expenses relate to expenses incurred for the operations of the Bank and those incurred on behalf of the ADF and the NTF. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula, which is driven by certain selected indicators of operational activity for operational expenses and relative balance sheet size for non-operational expenses. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF’s gross income.

Administrative expenses comprised the following:

(UA thousands)

	2015	2014
Manpower expenses *	250,672	295,502
Other general expenses	72,623	76,594
Total	323,295	372,096
Reimbursable by ADF	(200,932)	(248,566)
Reimbursable by NTF	(364)	(373)
Net	121,999	123,157

* Share of ADB manpower expenses amount - UA 96.78 million (2014: UA 101.44 million)

Included in general administrative expenses is an amount of UA 7.80 million (2014: UA 11.68 million) incurred under operating lease agreements for offices in Côte d’Ivoire and in certain member countries, where the Bank has offices.

At the balance sheet date, the Bank had outstanding commitments under operating leases which fall due as follows:

(UA thousands)

	2015	2014
Within one year	8,141	4,699
In the second to fifth years inclusive	9,273	3,862
Total	17,414	8,561

Leases are generally negotiated for an average term of one (1) to five (5) years and rentals are fixed for an average of one (1) year. Leases may be extended for periods that are not longer than the original term of the leases.

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NOTE R -	EMPLOYEE BENEFITS

Staff Retirement Plan

The Staff Retirement Plan (SRP), a defined benefit plan established under Board of Governors’ Resolution 05-89 of 30 May 1989, became effective on 31 December 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank’s employment policies, is eligible to participate in the SRP, upon completion of 6 months service without interruption of more than 30 days.

The SRP is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees. In November 2004, the Board of Directors of the Bank approved certain revisions to the SRP, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank’s residual responsibility and rights as the SRP sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service. Also, new members from the Field Offices of the Bank joined the Plan in 2007. Accordingly the associated past service costs associated with these changes were reported in the financial statements of respective years.

In 2008, the early retirement provisions and the death benefits to spouses were modified, resulting in a net negative prior service cost of UA 8.12 million, which was immediately recognized. Under the revised SRP, employees contribute at a rate of 9 percent of regular salary. A tax factor included in the basis for the determination of contribution in the previous SRP has been eliminated. The Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

In 2011, the Board of Directors approved the extension of the mandatory staff retirement age in the Bank from 60 to 62 years effective 1 January 2012. Participants of the Plan as of 11 May 2011 were given up to 31 December 2012 to make the election on either to retire at 60 years with no penalty for early retirement or accept the extension and retire at age 62. The option to retire at age 60 is not available to staff joining the Bank from 1 January 2012, the date of effectiveness of the change. Most of the existing participants opted for the revised retirement age. The impact of the change on the actuarial valuation of SRP was a curtailment of UA 10.90 million and was reported in the financial statements for the year ended 31 December 2011.

During 2015, the Board of Directors approved changes to enhance financial sustainability of the Plan. These changes primarily included review of the commutation of pension as well as benefits applicable for death in retirement.

All contributions to the SRP are irrevocable and are held by the Bank separately in a retirement fund to be used in accordance with the provisions of the SRP. Neither the contributions nor any income thereon shall be used for or diverted to purposes other than the exclusive benefit of active and retired participants or their beneficiaries or estates, or for the satisfaction of the SRP’s liabilities. At 31 December 2015, virtually all of the SRP’s investments were under external management and these were invested in indexed funds, with the following objectives: a) Equity portfolio – to track as closely as possible, the returns of the Morgan Stanley Capital International World Index as well as hedging the currency exposure of the SRP’s anticipated future liabilities; b) Bond portfolio – to track as closely as possible, the returns of the Citigroup World Government Bond Index as well as hedge the currency exposure of the SRP’s anticipated future liabilities.

Post-Employment Medical Benefit Plan

The Medical Benefit Plan (MBP) was created under the Board of Directors’ resolution B/BD/2002/17 and F/BD/2002/18 of 17 July 2002 and became effective on 1 January 2003. Under the MBP, all plan members including existing staff or retirees contribute a percentage of their salary or pension while the Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

Contribution rates by staff members and retirees are based on marital status and number of eligible children. An MBP board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the MBP. The contributions from the Bank, staff and retirees are deposited in a trust account. In accordance with the directive establishing the Plan, all Plan members including staff and retirees are eligible as beneficiaries for making claims for medical services provided to them and their recognized dependents.

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On 7 January 2015, the Board of Directors approved a new set contribution rates to the MBP for the Bank, active staff and retirees. The new set of rates are with effect from 1 September 2015 and aim at enhancing the long term financial sustainability of the Plan.

The pension and post-employment medical benefit expenses for 2015 and 2014 for the Bank, the ADF and the NTF combined (the Bank Group) comprised the following:

(UA millions)

	Staff Retirement Plan		Medical Benefit Plan
	2015	2014	2015	2014
Current service cost – gross	48.45	41.63	13.82	17.83
Past service cost amendments	-	-	(16.22)	-
Less: employee contributions	(9.11)	(9.71)	(2.46)	(2.35)
Net current service cost	39.34	31.92	(4.86)	15.48
Interest cost	21.03	22.39	4.44	5.92
Expected return on plan assets	(15.90)	(19.04)	-	-
Expense for the year	44.47	35.27	(0.42)	21.40

At 31 December 2015, the Bank had a liability to the SRP amounting to UA 128.90 million (2014: UA 180.55 million) while the Bank’s liability to the post-employment aspect of the MBP amounted to UA 145.64 million (2014: UA 140.81 million). During 2015, an additional amount of UA 42.13 million was transferred by the Bank to the Staff Retirement Plan.

At 31 December 2015 and 2014 the determination of these liabilities, which are included in “Other accounts payable” on the Balance Sheet is set out below:

(UA millions)

	Staff Retirement Plan		Medical Benefit Plan
	2015	2014	2015	2014
Fair value of plan assets:
Market value of plan assets at beginning of year	508.93	454.01	34.55	30.80
Actual return on assets	(8.95)	46.27	0.06	0.30
Employer’s contribution	60.34	19.42	5.03	4.70
Plan participants’ contribution during the year	9.11	9.71	2.46	2.35
Benefits paid	(18.93)	(20.48)	(2.97)	(3.60)
Market value of plan assets at end of year	550.50	508.93	39.13	34.55

Present value of defined benefit obligation:
Benefit obligation at beginning of year	689.48	550.31	175.36	161.60
Current service cost	39.34	31.92	11.36	15.48
Employee contributions	9.11	9.71	2.46	2.35
Interest cost	21.03	22.39	5.55	7.30
Actual loss/(gain)	(60.63)	95.63	9.23	(7.77)
Benefits paid	(18.93)	(20.48)	(2.97)	(3.60)
Past service cost amendments	-	-	(16.22)	-
Benefit obligation at end of year	679.40	689.48	184.77	175.36

Funded status:
Liability recognized on the balance sheet at 31 December, representing excess of benefit over plan asset	(128.90)	(180.55)	(145.64)	(140.81)

There were no unrecognized past service costs at 31 December 2015 and 2014. At 31 December 2015, the cumulative net actuarial losses recognized directly in equity through other comprehensive income for the SRP were

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UA 199.26 million (2014: losses of UA 235.04 million). The cumulative net actuarial losses recognized directly in equity through other comprehensive income for MBP were UA 50.10 million (2014: losses of UA 39.82 million).

The following summarizes the funding status of the SRP at the end of the last five fiscal years:

(UA millions)

	2015	2014	2013	2012	2011
Staff Retirement Plan:
Fair value of Plan assets	550.50	508.93	454.01	415.84	364.94
Present value of defined benefit obligation	(679.40)	(689.48)	(550.31)	(523.13)	(411.01)
Deficit funding	(128.90)	(180.55)	(96.30)	(107.29)	(46.07)

Experience adjustments on plan assets	(23.97)	0.89	(26.37)	(33.05)	(48.95)
Experience adjustments on plan liabilities	(175.29)	(235.93)	(140.24)	(163.59)	(90.98)
Net	(199.26)	(235.04)	(166.61)	(196.64)	(139.93)

The funding status of the Medical Benefit Plan at the end of the last five fiscal years was as follows:

(UA millions)

	2015	2014	2013	2012	2011
Medical Benefit Plan:
Fair value of Plan assets	39.13	34.55	30.81	25.85	22.14
Present value of defined benefit obligation	(184.77)	(175.36)	(161.60)	(158.85)	(110.15)
Deficit funding	(145.64)	(140.81)	(130.79)	(133.00)	(88.01)

Experience adjustments on plan assets	(5.01)	(3.96)	(2.89)	(2.18)	(1.90)
Experience adjustments on plan liabilities	(45.09)	(35.86)	(43.64)	(60.23)	(24.59)
Net	(50.10)	(39.82)	(46.53)	(62.41)	(26.49)

Assumptions used in the latest available actuarial valuations at 31 December 2015 and 2014 were as follows:

(Percentages)

	Staff Retirement Plan		Medical Benefit Plan
	2015	2014	2015	2014
Discount rate	3.40	3.07	3.40	3.07
Rate of salary increase	3.65	3.73	3.65	3.73
Future pension increase	2.15	2.23
Health care cost growth rate			5.00	5.00

The SRP mortality assumptions are based on the Self-Administered Pension Schemes 2008 (SAPS08) tables, specifically referenced from the experience of United Kingdom self-administered pension schemes. Similarly, the MBP mortality assumptions are also based on the Self-Administered Pension Schemes (SAPS) tables, specifically referenced from the experience of United Kingdom occupational schemes. These SAPS tables assume normal health participants, and have been updated using Continuous Mortality Investigations (CMI) 2009 projections to factor in future longevity improvements.

The discount rate used in determining the benefit obligation is selected by reference to the long-term year-end rates on AA corporate bonds.

The medical cost inflation assumption is the rate of increase in the cost of providing medical benefits. This is influenced by a wide variety of factors, such as economic trends, medical developments, and patient utilization. For the purposes of these calculations, the medical cost inflation rate was assumed at 5 percent per annum.

The Bank’s obligation and costs for post-retirement medical benefits are highly sensitive to assumptions regarding medical cost inflation.

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The average duration of SRP and MBP is 15.9 years and 25 years, respectively.

The following table shows projected benefit cash flow outgo:

(UA millions)

	2016	2017	2018	2019	2020	2021 to 2025
Cash flow from MBP	3.1	3.3	3.4	3.6	3.8	22.0
Cash flow from SRP	26.87	30.13	31.88	34.17	34.64	191.97

The following table shows the effects of a one-percentage-point change in the assumed health care cost growth rate:

(UA thousands)

	1% Increase		1% Decrease
	2015	2014	2015	2014
Effect on total service and interest cost	6,052	7,001	(4,346)	(5,172)
Effect on post-retirement benefit obligation	57,701	52,374	(43,568)	(39,270)

The following table shows the effect of a one percent point change in the discount rate for the SRP:

UA thousands)

	1% Increase		1% Decrease
	2015	2014	2015	2014
Effect on total service and interest cost	6,441	8,062	(8,458)	(10,733)
Effect on post-retirement benefit obligation	94,693	99,505	(120,986)	(127,892)

No SRP assets are invested in any of the Bank’s own financial instruments, nor any property occupied by, or other assets used by the Bank. All investments are held in active markets.

The following table presents the weighted-average asset allocation at 31 December 2015 and 2014 for the Staff Retirement Plan:

(UA thousands)

	2015	2014
Debt securities	257,274	235,383
Equity securities	199,555	179,284
Property	87,975	78,847
Others	-	8,141
Total	544,804	501,655

At 31 December 2015 and 2014, the assets of the MBP were invested primarily in short-term deposits and bonds.

The Bank’s estimate of contributions it expects to make to the SRP and the MBP for the year ending 31 December 2016, are UA 37.14 million and UA 15.25 million, respectively.

NOTE S -	RELATED PARTIES

The following related parties have been identified:

The Bank makes or guarantees loans to some of its members who are also its shareholders, and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 54 African states and 26 non-African states (the “regional members” and “non-regional members”, respectively), subscriptions to the capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governors appointed by each member of the Bank, who exercise the voting power of the appointing member country. Member country subscriptions and voting powers

110

are disclosed in Note N. The Board of Directors, which is composed of twenty (20) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its Regional Member Countries and to public and private enterprises operating within such countries. Such loans are approved by the Board of Directors.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the ADF. Furthermore, the Bank administers various special funds and trust funds, which have purposes that are consistent with its objectives of promoting the economic development and social progress of its Regional Member Countries. In this connection, the Bank administers the NTF as well as certain multilateral and bilateral donor funds created in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of the ADF is conducted by a 14-member Board of Directors of which 7 members are selected by the Bank. The Bank exercises 50 percent of the voting power in the ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the officers, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven in large part by the number of programs and projects executed during the year.

The Bank’s investment in the ADF is included in Equity Participations and disclosed in Note J. In addition to the amount reported as equity participation, the Bank periodically makes allocations from its income to the Fund, to further its objectives. Net income allocations by the Bank to ADF are reported as Other Resources in the Fund’s financial statements. Net income allocation to the Fund in 2015 amounted to UA 51 million (2014: UA 42 million)

The NTF is a special fund administered by the Bank with resources contributed by Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and in this regard, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it reimburses to the Bank its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF is disclosed in Note Q.

Grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank’s lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies. Details of the outstanding balance on such grant funds at 31 December 2015 and 2014 are disclosed in Note V-5.

The Bank charges fees for managing some of these funds. Management fees received by the Bank for the year ended 31 December 2015 amounted to UA 1.70 million (2014: UA 2.12 million).

The Bank also administers the SRP and MBP. The activities of the SRP and MBP are disclosed in Note R.

Management Personnel Compensation

Compensation paid to the Bank’s management personnel and executive directors during the years ended 31 December 2015, and 2014 was made up as follows:

(UA thousands)

	2015	2014
Salaries	20,351	22,095
Termination and other benefits	11,403	14,155
Contribution to retirement and medical plan	4,269	4,461
Total	36,023	40,711

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank’s rules and regulations. At 31 December 2015, outstanding balances on loans and advances to management staff amounted to UA 5.83 million (2014: UA 6.48 million).

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NOTE T -	SEGMENT REPORTING

The Bank is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank’s products and services are similar and are structured and distributed in a fairly uniform manner across borrowers.

Based on the evaluation of the Bank’s operations, management has determined that ADB has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.

The products and services from which the Bank derives its revenue are mainly loans, treasury and equity investments.

External revenue for the years ended 31 December 2015 and 2014 is detailed as follows:

(UA thousands)

	2015	2014
Interest income from loans
Fixed rate loans	272,224	265,278
Variable rate loans	13,717	13,849
Floating rate loans	52,566	51,086
	338,507	330,213
Commitment charges and commissions	11,700	11,915
Total income from loans	350,207	342,128
Income from investments	122,213	132,414
Income from other debt securities	3,734	3,851
Other income	19,316	9,726
Total external revenue	495,470	488,119

Revenues earned from transactions with a single borrower country of the Bank and exceeding 10 percent of the Bank’s revenue for one country amounted to UA 75.55 million for the year ended 31 December 2015 (2014: two countries with revenues exceeding 10 percent of Bank’s revenue amounted to UA 127.53 million).

The Bank’s development activities are divided into five sub-regions of the continent of Africa for internal management purposes, namely: Central Africa, Eastern Africa, Northern Africa, Southern Africa, and Western Africa. Activities involving more than one single country from the continent of Africa are described as multinational activities. Treasury investment activities are carried out mainly outside the continent of Africa, and are therefore not included in the table below. In presenting information on the basis of the above geographical areas, revenue is based on the location of customers.

Geographical information about income from loans for the years ended 31 December 2015 and 2014 is detailed as follows:

112

(UA thousands)

	Central Africa	Eastern Africa	Northern Africa	Southern Africa	Western Africa	Multinational	Total
2015
Income from sovereign loans	42,435	4,213	79,558	81,110	2,759	234	210,309
Income from non-sovereign loans	3,755	11,530	16,922	37,710	40,361	29,620	139,898
	46,190	15,743	96,480	118,820	43,120	29,854	350,207

2014
Income from sovereign loans	48,786	4,183	94,201	70,944	1,543	283	219,940
Income from non-sovereign loans	4,327	11,629	14,925	41,638	28,323	21,346	122,188
	53,113	15,812	109,126	112,582	29,866	21,629	342,128

As of 31 December 2015, land and buildings owned by the Bank were located primarily at the Bank’s headquarters in Abidjan, Côte d’Ivoire. More than 90 percent of other fixed and intangible assets were located at the regional resource centers in Nairobi, Pretoria and Tunis.

NOTE U -	APPROVAL OF FINANCIAL STATEMENTS

On 30 March 2016, the Board of Directors authorized these financial statements for issue to the Board of Governors. The financial statements are expected to be approved by the Board of Governors at its annual meeting in May 2016.

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NOTE V -	SUPPLEMENTARY DISCLOSURES

NOTE V– 1: EXCHANGE RATES

The rates used for translating currencies into Units of Account at 31 December 2015 and 2014 were as follows:

		2015	2014
1 UA = 1 SDR =	Algerian Dinar	148.456000	127.415000
	Angolan Kwanza	187.510000	148.600548
	Australian Dollar	1.896700	1.766400
	Botswana Pula	15.587500	13.771900
	Brazilian Real	5.410990	3.848310
	Canadian Dollar	1.917850	1.679980
	Chinese Yuan	8.995480	8.865250
	CFA Franc	834.922000	782.766607
	Danish Kroner	9.472210	8.866110
	Egyptian Pound	10.835092	10.374856
	Ethiopian Birr	29.279000	29.426552
	Euro	1.272830	1.193320
	Gambian Dalasi	55.460000	65.239914
	Ghanaian Cedi	5.204920	4.638039
	Guinean Franc	10,663.200000	10,468.426300
	Indian Rupee	91.910100	91.754900
	Japanese Yen	167.116000	174.733000
	Kenyan Shilling	140.118000	131.258926
	Korean Won	1,624.080000	1,592.530000
	Kuwaiti Dinar	0.420570	0.424211
	Libyan Dinar	1.932400	1.932400
	Mauritian Rupee	49.778500	45.967900
	Moroccan Dirham	13.726600	13.073772
	New Zambian Kwacha	14.187500	9.231626
	New Zealand Dollar	2.023550	1.850560
	Nigerian Naira	269.631000	242.607000
	Norwegian Krone	12.206900	10.769300
	Pound Sterling	0.935100	0.928247
	São Tomé & Principe Dobra	31,778.200000	28,745.095780
	Saudi Arabian Riyal	5.196480	5.433010
	South African Rand	21.541200	16.778600
	Swedish Krona	11.574200	11.317600
	Swiss Franc	1.374780	1.433010
	Tanzanian Shilling	2,979.700000	2,500.143300
	Tunisian Dinar	2.808040	2.697480
	Turkish Lira	4.009690	3.239119
	Ugandan Shilling	4,678.710000	4,019.426339
	United States Dollar	1.385730	1.448810
	Vietnamese Dong	30,676.600000	30,781.417260

No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.

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NOTE V– 2: OTHER DEVELOPMENT ASSISTANCE ACTIVITIES

i)	Democratic Republic of Congo (DRC)

In connection with an internationally coordinated effort between the Bank, the International Monetary Fund (the IMF), the World Bank and other bilateral and multilateral donors to assist the Democratic Republic of Congo (DRC) in its reconstruction efforts, the Board of Directors on 26 June 2002, approved an arrears clearance plan for the DRC. Under the arrears clearance plan, contributions received from the donor community were used immediately for partial clearance of the arrears owed by the DRC. The residual amount of DRC’s arrears to the Bank and loan amounts not yet due were consolidated into new contractual receivables, such that the present value of the new loans was equal to the present value of the amounts that were owed under the previous contractual terms. The new loans carry the weighted average interest rate of the old loans. In approving the arrears clearance plan, the Board of Directors considered the following factors: a) the arrears clearance plan is part of an internationally coordinated arrangement for the DRC; b) the magnitude of DRC’s arrears to the Bank ruled out conventional solutions; c) the prolonged armed conflict in the DRC created extensive destruction of physical assets, such that the DRC had almost no capacity for servicing its debt; and d) the proposed package would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. Furthermore, there was no automatic linkage between the arrears clearance mechanism and the debt relief that may be subsequently provided on the consolidated facility. In June 2004, the DRC reached its decision point under the Heavily Indebted Poor Countries (HIPC) initiative. Consequently, the consolidated facility has since that date benefited from partial debt service relief under HIPC.

A special account, separate from the assets of the Bank, was established for all contributions towards the DRC arrears clearance plan. Such contributions may include allocations of the net income of the Bank that the Board of Governors may from time to time make to the special account, representing the Bank’s contribution to the arrears clearance plan. The amount of such net income allocation is subject to the approval of the Boards of Governors of the Bank, typically occurring during the annual general meeting of the Bank. Consequently, income recognized on the consolidated DRC loans in current earnings is transferred out of reserves to the special account only after the formal approval of such transfer, in whole or in part, by the Board of Governors of the Bank.

ii)	Post-Conflict Countries Assistance/Transition States Facility

The Post Conflict Countries’ Fund was established as a framework to assist countries emerging from conflict in their efforts towards re-engagement with the donor community in order to reactivate development assistance and help these countries reach the Heavily Indebted Poor Countries (HIPC) decision point to qualify for debt relief after clearing their loan arrears to the Bank Group. The framework entails the setting aside of a pool of resources through a separate facility with allocations from the ADB’s net income, and contributions from the ADF and other private donors.

Resources from the facility are provided on a case-by-case basis to genuine post-conflict countries not yet receiving debt relief to fill financing gaps after maximum effort by the post-conflict country to clear its arrears to the Bank Group. In this connection, the Board of Governors by its Resolution B/BG/2004/07 of 25 May 2004, established the Post-Conflict Countries Facility (PCCF) under the administration of the ADF and approved an allocation of UA 45 million from the 2003 net income of the Bank. The Board of Governors also, by its resolution B/BG/2005/05 of 18 May 2005, approved an additional allocation of UA 30 million from the 2004 net income as the second installment of the Bank’s contribution to the facility and by its resolution B/BG/2006/04 of 17 May 2006, the Board of Governors also approved the third and final installment of the Bank’s allocation of UA 25 million from the 2005 net income. In March 2008, the Board of Directors approved the establishment of the Fragile States Facility (FSF) to take over the activities of the PCCF and in addition provide broader and integrated framework for assistance to eligible states. The purposes of the FSF are to consolidate peace, stabilize economies and lay the foundation for sustainable poverty-reduction and long-term economic growth of the eligible countries. By policy, contributions made by ADB to the PCCF/FSF are not used to clear the debt owed to the Bank by beneficiary countries.

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iii)	Heavily Indebted Poor Countries (HIPC) Initiative

The Bank participates in a multilateral initiative for addressing the debt problems of countries identified as HIPCs. Under this initiative, creditors provide debt relief for eligible countries that demonstrate good policy performance over an extended period- to bring their debt burdens to sustainable levels. Under the original HIPC framework, selected loans to eligible beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the lower of the net present value of the loans or their nominal values, as calculated using the methodology agreed under the initiatives.

Following the signature of a HIPC debt relief agreement, the relevant loans were paid off at the lower of their net present value or their carrying value. On average, loans in the ADB’s portfolio carry higher interest rates than the present value discount rates applied and therefore the net present value of the loans exceeds the book value. Consequently, affected ADB loans were paid off by the HIPC Trust Fund at book values.

The HIPC initiative was enhanced in 1999 to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 33 African countries are eligible, the debt relief is delivered through annual debt service reductions, as well as the release of up to 80 percent of annual debt service obligations as they come due until the total debt relief is provided. In addition, interim financing between the decision and completion points of up to 40 percent of total debt relief is provided whenever possible within a 15-year horizon.

As at end December 2015, the implementation of the HIPC initiative shows that out of the 33 eligible countries, 30 RMCs have reached their completion points while Chad is still in interim period. Three countries, Somalia, Sudan and Eritrea (pre-point decision) are yet to reach the decision point.

iv)	Multilateral Debt Relief Initiative (MDRI)

At the Gleneagles Summit on 8 July 2005, the Group of 8 major industrial countries agreed on a proposal for the ADF, the International Development Association (IDA), and the International Monetary Fund (IMF) to cancel 100 percent of their claims on countries that have reached, or will reach, the completion point under the enhanced HIPC Initiative.

The main objective of the MDRI is to complete the process of debt relief for HIPCs by providing additional resources to help 38 countries worldwide, 33 of which are in Africa, to make progress towards achieving the Millennium Development Goals (MDGs), while simultaneously safeguarding the long-term financing capacity of the ADF and the IDA. The debt cancelation would be delivered by relieving post-completion-point HIPCs’ repayment obligations and adjusting their gross assistance flows downward by the same amount. To maintain the financial integrity of the ADF, donors have committed to make additional contributions to the ADF to match “dollar-for-dollar” the foregone principal and service charge payments.

The MDRI became effective for the ADF on 1 September 2006. As of that date, the ADF wrote down its balance of disbursed and outstanding loans net of HIPC relief by an amount of UA 3.84 billion, with a corresponding decrease as of that date in the ADF’s net assets. Reduction in ADF net assets results in a decrease in the value of the Bank’s investment in the Fund. Subsequent write-down of loan balances is effected as and when other countries reach their HIPC completion point and are declared beneficiaries of MDRI loan cancelation. The reduction in the net asset value of the ADF does not include loans outstanding to MDRI countries that have not reached their HIPC completion points at the end of the year.

NOTE V– 3: SPECIAL FUNDS

Under Article 8 of the Agreement establishing the Bank, the Bank may establish or be entrusted with the administration of special funds.

At 31 December 2015 and 2014, the following funds were held separately from those of the ordinary capital resources of the Bank:

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i) The NTF was established under an agreement signed on 26 February 1976 (the Agreement) between the African Development Bank and the Federal Republic of Nigeria. The Agreement stipulates that the NTF shall be in effect for a period of 30 years from the date the Agreement became effective and that the resources of the NTF shall be transferred to the Government of Nigeria upon termination. However, the 30-year sunset period may be extended by mutual agreement between the Bank and the Federal Republic of Nigeria. At the expiry of the initial 30-year period on 25 April 2006, the Bank and the Federal Republic of Nigeria agreed to 2 interim extensions (each for 12 months) to allow for further consultations and an independent evaluation of the NTF.

Following the positive result of the independent evaluation, the NTF Agreement was renewed for a period of ten years starting from 26 April 2008. The initial capital of the NTF was Naira 50 million payable in two equal installments of Naira 25 million each, in freely convertible currencies. The first installment, equivalent to US$ 39.90 million, was received by the Bank on 14 July 1976, and payment of the second installment, equivalent to US$ 39.61 million, was made on 1 February 1977.

During May 1981, the Federal Republic of Nigeria announced the replenishment of the NTF with Naira 50 million. The first installment of Naira 35 million (US$ 52.29 million) was paid on 7 October 1981. The second installment of Naira 8 million (US$ 10.87 million) was received on 4 May 1984. The payment of the third installment of Naira 7 million (US$ 7.38 million) was made on 13 September 1985.

During the year ended 31 December 2014, the Government of the Federal Republic of Nigeria authorized the withdrawal of an amount of US$13 million (UA 8.41 million) from reserves to settle its commitment on the arrears clearance of debt owed by Liberia under the internationally coordinated arrears clearance mechanism for Post Conflict Countries.

During the year ended 31 December 2015, following a request by the Government of Nigeria, on 13 May 2015, a withdrawal of US$ 10 million (UA 7.14 million) was made from the resources of the Fund and paid to the Government of Nigeria.

The resources of the NTF at 31 December 2015 and 2014 are summarized below:

(UA thousands)

	2015	2014
Contribution received	128,586	128,586
Funds generated (net)	140,452	146,347
Adjustment for translation of currencies	(99,162)	(106,656)
	169,876	168,277
Represented by:
Due from banks	5,053	10,286
Investments	115,224	113,419
Accrued income and charges receivable on loans	1,124	1,136
Accrued interest on investments	59	45
Other amounts receivable	295	252
Loans outstanding	48,765	44,466
	170,520	169,604
Less: Current accounts payable	(644)	(1,327)
	169,876	168,277

ii) The Special Relief Fund (for African countries affected by drought) was established by Board of Governors’ Resolution 20-74 to assist African countries affected by unpredictable disasters. The purpose of this fund was subsequently expanded in 1991 to include the provision of assistance, on a grant basis, to research institutions whose research objectives in specified fields are likely to facilitate the Bank’s objective of meeting the needs of

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Regional Member Countries in those fields. The resources of this Fund consist of contributions by the Bank, the ADF and various member states.

The summary statement of the resources and assets of the Special Relief Fund (for African countries affected by drought) as at 31 December 2015 and 2014 follows:

(UA thousands)

	2015	2014
Fund balance	97,464	87,464
Funds generated	5,481	5,197
Funds allocated to Social Dimensions of Structural Adjustment (SDA)	1	1
Less: Relief disbursed	(94,272)	(87,088)
	8,674	5,574
Represented by:
Due from bank	1,250	2,192
Investments	7,424	3,382
	8,674	5,574

At 31 December 2015, a total of UA 0.72 million (2014: UA 3.31 million) had been committed but not yet disbursed under the Special Relief Fund.

iii) Africa Growing Together Fund (AGTF): Pursuant to the Board of Governors resolution B/BG/2014/06 of May 22, 2014, the agreement establishing the Africa Growing Together Fund was signed between the Bank and the Peoples Bank of China on 22 May 2014 to co-finance alongside the AfDB eligible sovereign and non-sovereign operations. Following the entry into force of the AGTF agreement, an initial contribution of USD 50 million towards the Fund was received by the Bank on 28 November 2014.

The summary statement of the resources and assets of the Africa Growing Together Fund as at 31 December 2015 and 2014 follows:

(UA thousands)

	2015	2014
Contribution received	36,082	34,511
Funds generated (net)	(336)	(35)
	35,746	34,476
Represented by:
Due from bank	648	350
Investments	35,473	34,163
Less: Current accounts payable	(375)	(37)
	35,746	34,476

NOTE V– 4: TRUST FUNDS

The Bank has been entrusted, under Resolutions 11-70, 19-74 and 10-85 of the Board of Governors, with the administration of the Mamoun Beheiry Fund, the Arab Oil Fund, and the Special Emergency Assistance Fund for Drought and Famine in Africa. These funds, held separately from those of the ordinary capital resources of the Bank, are maintained and accounted for in specific currencies, which are translated into Units of Account at exchange rates prevailing at the end of the year.

i)    The Mamoun Beheiry Fund was established under Board of Governors’ Resolution 11-70 of 31 October 1970, whereby Mr. Mamoun Beheiry, former President of the Bank, agreed to set up a fund, which could be used by the Bank to reward staff members who had demonstrated outstanding performance in fostering the objectives of the Bank.

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ii)  The Special Emergency Assistance Fund for Drought and Famine in Africa (SEAF) was established by the 20th Meeting of Heads of State and Governments of member countries of the African Union formerly Organization of African Unity (OAU) held in Addis Ababa, Ethiopia, from 12 to 15 November 1984, under Resolution AHG/Res. 133 (XX), with the objective of giving assistance to African member countries affected by drought and famine.

The financial highlights of these Trust Funds at 31 December 2015 and 2014 are summarized below:

(UA thousands)

	2015	2014
i) Mamoun Beheiry Fund
Contribution	151	151
Income from investments	200	202
	351	353
Less: Prize awarded	(46)	(46)
Gift	(25)	(25)
	280	282
Represented by:
Due from banks	280	282
	280	282

ii) Special Emergency Assistance Fund for Drought and Famine in Africa
Contributions	23,809	22,075
Funds generated	6,171	5,902
	29,980	27,977
Relief granted	(26,513)	(25,359)
	3,467	2,618
Represented by:
Due from banks	3	623
Investments	3,464	1,995
	3,467	2,618
Total Resources & Assets of Trust Funds	3,747	2,900

NOTE V– 5: GRANTS (Donor funds)

The Bank administers grants on behalf of donors, including member countries, agencies and other entities. Resources for Grants are restricted for specific uses, which include the co-financing of the Bank’s lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of the Bank. In accordance with Article 11 of the Agreement establishing the Bank, the accounts of these grants are kept separate from those of the Bank.

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The undisbursed balances of the grant resources at 31 December 2015 and 2014 were as follows:

(UA thousands)

	2015	2014
Africa Water Facility Fund	51,999	63,967
African Trade Fund	6,811	8,205
African Legal Support Facility	14,496	16,271
African Economic Outlook	48	53
Africa Climate Change Fund	4,409	4,270
African Community of Practice	1,112	2,628
Africa Growing Together Fund	33,165	34,513
Agriculture Fast Track Fund	14,465	14,852
AMINA	1,620	1,529
Bill and Melinda Gate Foundation TCA	1,169	-
Canada	712	1,271
Chinese Government Grant	250	225
Clean Technology Fund	67,075	72,559
Congo Basin	38,528	50,462
Climate Development	11,188	9,723
EU Africa Infrastructure Trust Fund	382	-
Fertilizer Financing Mechanism	9,242	8,390
Finland	3,205	4,261
France-BAD (Fonds d’Assistance Technique)	717	1,031
Global Agriculture and Food Security Programme (GAFSP)	4,078	19,882
Global Environment Facility (GEF)	22,882	22,281
Global Strategy to improve Agriculture and Rural Statistics (GARS)	2,852	3,175
Governance Trust Fund (GTF)	1,408	1,586
ICA-Infrastructure Consortium for Africa	1,355	1,436
International Comparison Programme – Africa (ICP-Africa)	13	22
IMDE (Initiative Migration and Development)	4,855	5,529
Improving Statistics Food Security Trust Fund (ISFS)	942	-
India	1,882	2,409
Investment Climate Facility for Africa	10,200	21,130
Italy	285	824
Japan (FAPA)	29,767	25,682
Korea Trust Fund	22,422	19,403
Lake Turkana Wind Power Project	3,199	8,379
Making Finance Work for Africa	731	949
MENA Transition Fund	16,176	14,018
Microfinance Trust Fund	3,828	4,296
Multi-donor Water Partnership Program	694	928
Nepad Infrastructure	37,876	34,021
Norway	842	1,556
Portuguese Technical Cooperation Trust Fund	736	892
Programme for Infrastructure Development in Africa (PIDA)	109	171
Rural Water Supply and Sanitation Initiative	71,588	76,312
SFRD (Great Lakes)	433	409
South South Cooperation Trust Fund	2,109	2,923
Statistical Capacity Building (SCB)	7,735	4,814
Strategic Climate Fund	20,818	21,231
Sustainable Energy Fund for Africa	33,044	34,805
Swedish Trust Fund for Consultancy Services	171	182
Switzerland Technical Assistance Grant	1,800	218
The Nigeria Technical Cooperation Fund	9,124	12,389
The United Kingdom	8,708	2,031
The United Nations Development Programme	41	38
Trust Fund for Countries Transition	1,699	3,935
Value for Money Fund	901	837
Zimbabwe Multi-donor Trust Fund	44,108	51,705
Others	43	40
Total	630,047	694,648

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MEMBERSHIP OF FRANCE

France became a member on 30 December 1983. At 31 December 2015, France had subscribed to 241,981 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 2,419,810,000, an amount of UA 2,276,560,000 was callable capital and UA 143,256,000 was paid-in capital.

At 31 December 2015, France was entitled to cast 242,606 votes (3.743 percent) of the total votes of all members. As at that date, France was represented on the Bank’s Board of Governors by Mr. Bruno Bezard as Governor.

MEMBERSHIP OF GERMANY

Germany became a member of the Bank on 18 February 1983. At 31 December 2015, Germany had subscribed to 265,640 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 2,656,400,000, an amount of UA 2,499,140,000 was callable capital and UA 157,265,000 was paid-in capital.

At 31 December 2015, Germany was entitled to cast 266,625 votes (4.108 percent) of the total votes of all members. As at that date, Germany was represented on the Bank’s Board of Governors by Thomas Silberhorn as Governor.

MEMBERSHIP OF JAPAN

Japan became a member of the Bank on 3 December 1982. At 31 December 2015, Japan had subscribed to 353,868 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 3,538,680,000, an amount of UA 3,329,180,000 was callable capital and UA 209,500,000 was paid-in capital.

At 31 December 2015, Japan was entitled to cast 354,493 votes (5.469 percent) of the total votes of all members. As at that date, Japan was represented on the Bank’s Board of Governors by Taro Aso as Governor.

MEMBERSHIP OF SWITZERLAND

Switzerland became a member of the Bank on 30 December 1992. At 31 December 2015, Switzerland had subscribed to 94,488 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 944,880,000, an amount of UA 888,950,000 was callable capital and UA 55,939,000 was paid-in capital.

At 31 December 2015, Switzerland was entitled to cast 95,113 votes (1.467 percent) of the total votes of all members. As at that date, Switzerland was represented on the Bank’s Board of Governors by Raymund Furrer as Governor.

MEMBERSHIP OF THE UNITED KINGDOM

The United Kingdom became a member of the Bank on 29 April 1983. At 31 December 2015, the United Kingdom had subscribed to 112,759 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 1,127,590,000, an amount of UA 1,062,560,000 was callable capital and UA 65,033,000 was paid-in capital.

At 31 December 2015, the United Kingdom was entitled to cast 113,384 votes (1.749 percent) of the total votes of all members. As at that date, the United Kingdom was represented on the Bank’s Board of Governors by Justine Greening as Governor.

MEMBERSHIP OF THE UNITED STATES OF AMERICA

The United States of America became a member of the Bank on 8 February 1983 pursuant to the African Development Bank Act.

At 31 December 2015, pursuant to subscription letters, the United States had subscribed to 422,862 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of the subscription of UA 4,228,620,000, an amount of UA 3,998,359,000 was callable capital and UA 230,266,000 was paid-in capital.

The General Counsel of the Treasury Department of the United States has rendered an opinion to the effect that the portion of the United States subscription to the callable capital that has been provided for in budgetary and appropriations legislation is an obligation backed by the full faith and credit of the United States, although appropriations

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by the United States Congress would be required to enable the Secretary of the Treasury to pay any part of the subscription to callable capital if it were called by the Bank.

At 31 December 2015, the United States was entitled to cast 423,487 votes (6.533 percent) of the total votes of the members. As at that date, the United States of America was represented on the Bank’s Board of Governors by Jacob Joseph Lew as Governor.

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